UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2026 to March 31, 2026)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	Company Overview

1.	Name of the company: Korea Electric Power Corporation (“KEPCO”)

2.	Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Phone number) 82-61-345-4218

(Website) http://www.kepco.co.kr

3.	Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), ICT service by KEPCO KDN, nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), other overseas businesses and investments related to the businesses mentioned above.

4.	Consolidated subsidiaries

	(As of March 31, 2026)

Listed	Unlisted	Total
2	167	169

5.	Major changes in management

There is no change in management from January 1, 2026 to March 31, 2026.

6.	Changes in major shareholders

There is no change in major shareholders in the last 5 years.

7.	Information regarding KEPCO shares

A.	Issued share capital: 3.2 trillion Won (Authorized capital: 6 trillion Won)

B.	Total number of issued shares: 641,964,077

(Total number of authorized shares for issuance: 1,200,000,000)

C.	Dividends: Dividend payments for fiscal year 2025 was Won 1,542 per share and Won 989.9billion as a total.

II.	Business Overview

1.	Consolidated financial results by segment for a three-month period ended March 31, 2025 and 2026

(In billions of Won)

	January to March 2025		January to March 2026
	Sales	Operating profit	Sales	Operating profit
Electricity sales	23,861	1,901	23,709	2,087
Nuclear generation	4,275	1,285	3,916	1,463
Thermal generation	7,029	577	7,157	260
Plant maintenance & engineering service	670	31	787	74
Others(1)	563	23	582	27
Subtotal	36,398	3,817	36,151	3,911
Adjustment for related- party transactions	-12,174	-63	-11,753	-127

Total	24,224	3,754	24,398	3,784

Note:

(1)	Others relate to business areas including overseas businesses, etc..

2. Changes in unit prices of major products for a three-month period ended March 31, 2025 and 2026

				(In Won per kWh)

Business sector		Company	January to March 2025	January to March 2026
Electricity sold	Residential	KEPCO	158.02	159.59
	Commercial		172.90	173.00
	Educational		139.19	139.35
	Industrial		182.80	183.65
	Agricultural		86.34	90.19
	Street lighting		154.57	154.31
	Overnight usage		112.17	112.26
Electricity from nuclear generation	Nuclear Generation	KHNP	82.98	94.15
Electricity from thermal generation	Thermal generation	KOSEP	138.76	126.22
		KOMIPO	164.60	140.66
		KOWEPO	163.88	136.14
		KOSPO	185.54	151.08
		EWP	159.51	134.83

3.	Power purchase from generation subsidiaries for a three-month period ended March 31, 2026

Company	Volume (GWh)	Expense (In billions of Won)
KHNP	38,772	3,653
KOSEP	8,964	1,129
KOMIPO	10,445	1,466
KOWEPO	9,492	1,287
KOSPO	9,313	1,400
EWP	9,541	1,284
Others	56,529	7,601
Closing adjustment	—	1,410

Total	143,057	19,230

4.	Intellectual property as of March 31, 2026

	Patents	Utility models	Designs	Trademarks	Total
KEPCO	5,905	35	135	57	6,132
Generation subsidiaries	4,555	42	93	269	4,959

Total	10,460	77	228	326	11,091

III.	Financial Information

1.	Condensed consolidated financial results as of and for a three-month period ended March 31, 2025 and 2026

(In billions of Won)

Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to March 2025	January to March 2026	Change		December 31, 2025	March 31, 2026	Change
Sales	24,224	24,398	174	Total assets	254,927	257,788	2,861
Operating profit (loss)	3,754	3,784	30	Total liabilities	205,605	206,378	773
Net income (loss)	2,362	2,519	157	Total equity	49,323	51,410	2,087

2.	Condensed separate financial results as of and for a three-month period ended March 31, 2025 and 2026

(In billions of Won)

Separate statements of comprehensive income				Separate statements of financial position
	January to March 2025	January to March 2026	Change		December 31, 2025	March 31, 2026	Change
Sales	23,861	23,709	-152	Total assets	144,616	146,011	1,365
Operating profit (loss)	1,901	2,087	186	Total liabilities	118,046	117,207	-839
Net income (loss)	2,824	3,239	415	Total equity	26,571	28,804	2,233

IV. Board of Directors (KEPCO on a separate basis)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including the president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*

Subcommittees under the board of directors: The Audit Committee consists of one standing director and two non-standing directors. All such members of the audit committee are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards. The ESG Committee consists of three non-standing directors and one standing director. The Power System Committee consists of three non-standing directors and one standing director.

2. Board meetings and agenda for a six-month period ended March 31, 2026

Number of meetings	Number of agendas	Classification
		Resolutions	Reports
6	18	14	4

*	The audit committee held 3 meetings with 17 agenda (of which, 8 were approved as proposed and 9 were accepted as reported).

3.	Major activities of the Board of Directors for a three-month period ended March 31, 2026

Date	Agenda	Results	Type

January 23, 2026	Approval of amendment to the Rules on Employment	Approved as proposed	Resolution

January 29, 2026	Approval of the establishment of and contribution to foreign subsidiary for the Dawadmi Wind Power Project in Saudi Arabia	Deferred	Resolution

January 30, 2026	Approval of the establishment of and contribution to foreign subsidiary for the Dawadmi Wind Power Project in Saudi Arabia	Approved as proposed	Resolution

February 26, 2026	Approval of the maximum aggregate amount of remuneration for directors in 2026	Approved as proposed	Resolution
	Approval of amendment to the Articles of Incorporation	Approved as proposed	Resolution
	Approval to call for the annual general meeting of shareholders for the fiscal year 2025	Approved as proposed	Resolution
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Approval of consolidated and separate financial statements for the fiscal year 2025	Approved as proposed	Resolution
	Approval of amendment to the construction of a new integrated office building for the Gangwon Regional Headquarters	Approved as proposed	Resolution
	Approval of amendment to the Management Performance Agreement	Approved as proposed	Resolution
	Report on internal control over financial reporting for the fiscal year 2025	Accepted as reported	Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2025	Accepted as reported	Report
	Report on audit results for 2025	Accepted as reported	Report

March 12, 2026	Approval of amendment to the Terms and Conditions for Electricity Supply and Rules for Operation	Approved as proposed	Resolution

	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

March 27, 2026	Approval of amendments to Operational Regulations of ESG Committee	Approved as proposed	Resolution
	Approval of contribution to Korea Institute of Energy Technology in 2026	Approved as amended	Resolution
	Report on Matters Related to the Ministry of Trade, Industry and Resources’ Recommendations for the UAE Nuclear Power Plant Project	Accepted as reported	Report

4. Attendance Status of Non-standing directors and Voting Results by Agenda Items for a three-month period ended March 31, 2026

Date	Agenda	Han, Jin- Hyun	Kim, Jong- Woon	Kim, Jun-Ki	Kim, Sung- Eun	Lee, Sung- Ho	Cho, Seong- Jin	Kang, Hoon	Lee, Heung- Ryul

January 23, 2026	Approval of amendment to the Rules on Employment	For	For	For	For	For	For	For	For

January 29, 2026	Approval of the establishment of and contribution to foreign subsidiary for the Dawadmi Wind Power Project in Saudi Arabia	Deferred	Absent	Deferred	Absent	Deferred	Deferred	Deferred	Deferred

January 30, 2026	Approval of the establishment of and contribution to foreign subsidiary for the Dawadmi Wind Power Project in Saudi Arabia	For	For	For	Absent	For	For	For	For

February 26, 2026	Approval of the maximum aggregate amount of remuneration for directors in 2026	For	For	For	For	For	For	For	For

	Approval of amendment to the Articles of Incorporation	For	For	For	For	For	For	For	For

	Approval to call for the annual general meeting of shareholders for the fiscal year 2025	For	For	For	For	For	For	For	For

	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	For	For	For	For	For

	Approval of consolidated and separate financial statements for the fiscal year 2025	For	For	For	For	Absent	For	For	For

	Approval of amendment to the construction of a new integrated office building for the Gangwon Regional Headquarters	For	For	For	For	For	For	For	For

	Approval of amendment to the Management Performance Agreement	For	For	For	For	For	For	For	For

	Report on internal control over financial reporting for the fiscal year 2025	Agenda for Report

	Report on the evaluation of internal control over financial reporting for the fiscal year 2025	Agenda for Report

	Report on audit results for 2025	Agenda for Report

March 12, 2026	Approval of amendment to the Terms and Conditions for Electricity Supply and Rules for Operation	For	For	For	For	For	For	For	For

March 27, 2026	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	Absent	Absent	For	For	For

	Approval of amendments to Operational Regulations of ESG Committee	For	For	For	Absent	Absent	For	For	For

	Approval of contribution to Korea Institute of Energy Technology in 2026	For	For	For	Absent	Absent	For	For	For

	Report on Matters Related to the Ministry of Trade, Industry and Resources’ Recommendations for the UAE Nuclear Power Plant Project	Agenda for Report

Attendance Rate		100%	83%	100%	50%	83%	100%	100%	100%

5. Attendance Status of Standing directors for a three-month period ended March 31, 2026

Date	Agenda	Kim, Dong- Cheol	Jun, Young- Sang	Oh, Heung-Bok	Jung, Chi-Gyo	Ahn, Jung-Eun	Seo, Chul-Soo

January 23, 2026	Approval of amendment to the Rules on Employment	For	For	For	For	Absent	For

January 29, 2026	Approval of the establishment of and contribution to foreign subsidiary for the Dawadmi Wind Power Project in Saudi Arabia	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred

January 30, 2026	Approval of the establishment of and contribution to foreign subsidiary for the Dawadmi Wind Power Project in Saudi Arabia	For	Against	For	For	For	For

February 26, 2026	Approval of the maximum aggregate amount of remuneration for directors in 2026	For	For	For	For	For	For

	Approval of amendment to the Articles of Incorporation	For	For	For	For	For	For

	Approval to call for the annual general meeting of shareholders for the fiscal year 2025	For	For	For	For	For	For

	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	For	For	For

	Approval of consolidated and separate financial statements for the fiscal year 2025	For	For	For	For	For	For

	Approval of amendment to the construction of a new integrated office building for the Gangwon Regional Headquarters	For	For	For	For	For	For

	Approval of amendment to the Management Performance Agreement	For	For	For	For	For	For

	Report on internal control over financial reporting for the fiscal year 2025	Agenda for Report

	Report on the evaluation of internal control over financial reporting for the fiscal year 2025	Agenda for Report

	Report on audit results for 2025	Agenda for Report

March 12, 2026	Approval of amendment to the Terms and Conditions for Electricity Supply and Rules for Operation	For	For	For	For	For	For

March 27, 2026	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	For	For	For

	Approval of amendments to Operational Regulations of ESG Committee	For	For	For	For	For	For

	Approval of contribution to Korea Institute of Energy Technology in 2026	Abstention	For	For	For	For	For

	Report on Matters Related to the Ministry of Trade, Industry and Resources’ Recommendations for the UAE Nuclear Power Plant Project	Agenda for Report

Attendance Rate		100%	100%	100%	100%	83%	100%

6. Major activities of the Audit Committee for a three-month period ended March 31, 2026

Date	Agenda	Results	Type
January 22, 2026	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Approval of annual audit plans for 2026	Approved as proposed	Resolution
	Approval of amendments to guidelines of internal audit regulations	Approved as proposed	Resolution
	Approval of amendments to guidelines for demanding disciplinary measures	Approved as proposed	Resolution
	Amendments to the standards for voluntary reporting of drunk driving and audit processing	Approved as proposed	Resolution
	Report on independence of independent auditors	Accepted as reported	Report
	Report on audit education plans in 2026	Accepted as reported	Report
	Report on audit results for December of 2025	Accepted as reported	Report

February 25, 2026	Approval of the consolidated and separate financial statements and business report for the fiscal year 2025	Approved as proposed	Resolution
	Report on internal control over financial reporting for the fiscal year 2025	Accepted as reported	Report
	Report on the evaluation on internal control over financial reporting for the fiscal year 2025	Accepted as reported	Report
	Report on the progress of the year-end financial statement audit by the independent auditor for the fiscal year 2025	Accepted as reported	Report
	Report on audit results for 2025	Accepted as reported	Report

March 13, 2026	Approval of amendments to guideline for parctice for KEPCO executives and staff members	Approved as proposed	Resolution
	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed	Resolution
	Report on audit results by the independent auditor for the fiscal year 2025	Accepted as reported	Report
	Report on audit results for January and February of 2026	Accepted as reported	Report

*

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations.

7. Attendance Status of the Audit Committee for a three-month period ended March 31, 2026

Date	Agenda	Kim, Sung-Eun	Lee, Sung-Ho	Jun, Young- Sang
January 22, 2026	Approval of appointment of independent auditors of subsidiaries	—	Attended	Attended
Approval of annual audit plans for 2026
Approval of amendments to guidelines of internal audit regulations
Approval of amendments to guidelines for demanding disciplinary measures
Amendments to the standards for voluntary reporting of drunk driving and audit processing
Report on independence of independent auditors
Report on audit education plans in 2026
Report on audit results for December of 2025
February 25, 2026	Approval of the consolidated and separate financial statements and business report for the fiscal year 2025	—	Attended	Attended
Report on internal control over financial reporting for the fiscal year 2025
Report on the evaluation on internal control over financial reporting for the fiscal year 2025
Report on the progress of the year-end financial statement audit by the independent auditor for the fiscal year 2025
Report on audit results for 2025
March 13, 2026	Approval of amendments to guideline for parctice for KEPCO executives and staff members	—	Attended	Attended
Approval of auditor’s report for the annual general meeting of shareholders
Report on audit results by the independent auditor for the fiscal year 2025
Report on audit results for January and February of 2026

Attendance Rate		0%	100%	100%

V. Shareholder’s Meetings

1. Summary of shareholder’s meetings for a nine-month period ended March 31, 2026

Type	Agenda	Results
Annual General Meeting held on March 25, 2026	Approval of the consolidated and separate financial statements for the fiscal year 2025	Approved as proposed

	Approval of the maximum aggregate amount of remuneration for directors in 2026	Approved as proposed

	Approval of amendment to the Articles of Incorporation	Approved as proposed

VI. Shareholders

1. List of shareholders as of March 31, 2026

		Number of shareholders	Shares owned	Percentage of total (%)
	Government of the Republic of Korea	1	116,841,794	18.20
	Korea Development Bank	1	211,235,264	32.90
	Subtotal 2		328,077,058	51.10
	National Pension Service	1	46,005,483	7.17
Public (Non-Koreans)	Common Shares	2,179	125,318,232	19.52
	American depositary shares (ADS)	1	14,564,475	2.27
	Public (Koreans)	910,047	127,998,829	19.94
	Total	912,230	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VII. Directors and employees as of and for a three-month period ended March 31, 2026 (KEPCO on a separate basis)

1. Employees

(In thousands of Won)

Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non-regular	Total
Male	17,006	106	17,112	15.0	414,042,027	23,926
Female	5,204	97	5,301	14.6	112,102,111	20,957
Total	22,210	203	22,413	14.9	526,144,138	23,225

VIII. Other Information Necessary for the Protection of Investors

1. Pending legal proceedings as of March 31, 2026

(In billions of Won)

Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	710	819
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	252	527

2. Sanctions as of March 31, 2026(Korea Hydro & Nuclear Power CO, Ltd.)

Sanctions by Law Enforcement and Judicial Authorities

Prosecution Date	Subject		Sanctions	Relevant laws (charges)	Proceedings
	Position	Tenure
June 30, 2021	CEO(Former)	4yrs	Prosecution with detention	The Act on the Aggravated Punishment, etc. of specific economic crimes(Occupational breach of trust), The Criminal Act	In the progress in the district court

April 9, 2024	The head of a power plant(Former)	29yrs	Prosecution with detention	Occupational embezzlement, The Criminal Act	In the progress in the high court

January 3, 2025	KHNP		Prosecution with detention	Nuclear Safety Act(Vicarious Liability Provision)	In the progress in the district court

September 18, 2025	KHNP		Administrative Fine (4 million Won)	The Act on the Protection and Investigation of Buried Cultural Heritage (Vicarious Liability Provision)	Fine Payment

Sanctions by Administrative Authorities

Date	Subject	Sanctions	Grounds and Applicable Laws	Proceedings
January 15, 2025	KHNP HANBIT Nuclear Power Site	Administrative Fine (10 million Won)	Act of Physical Protection and Radiological Emergency Preparedness for Nuclear Facilities, etc. Article 14 (Book and Records)	Fine Payment

January 15, 2025	KHNP HANUL Nuclear Power Site	Administrative Fine (8 million Won)	Act of Physical Protection and Radiological Emergency Preparedness for Nuclear Facilities, etc. Article 14 (Book and Records)	Fine Payment

March 6, 2025	KHNP	Corrective Action	Act on the Fairness of Subcontract Transactions Article 3-4 Paragraph(1) Prohibition of unfair contractual terms	Implementation of Corrective Actions to prevent recurrence

June 16, 2025	KHNP HANUL Nuclear Power Site	Administrative Fine (0.25 million Won)	Groundwater Act Article 9 Failure to conduct a geotechnical investigation	Fine Payment

June 26, 2025	KHNP	Administrative Fine (144 million Won)	Nuclear Safety Act Article 70 and 119 The Enforcement Decree of Nuclear Safety ACT Article 107 and 178	Fine Payment

July 10, 2025	KHNP HANUL Nuclear Power Site	Administrative Fine (8 million Won)	Act of Physical Protection and Radiological Emergency Preparedness for Nuclear Facilities, etc. Article 14 (Book and Records)	Fine Payment

December 16, 2025	KHNP HANUL Nuclear Power Site	Administrative Fine (12 million Won)	Nuclear Safety Act Article 25	Fine Payment

January 2, 2026	KHNP HANUL Nuclear Power Site	Penalty Surcharge (10.5 billion Won)	Nuclear Safety Act Article 20, 21 and 26	Surcharge Payment

3. Sanctions as of September 30, 2025(KEPCO KDN)

Date	Sanction Authorities	Resolution Number	Case Name	Proceedings
Febrary 20, 2025	Korea Fair Trade Commission	Resolution2025-029	Case concerning unlawful collussion between KEPCO KDN and Exem CO,. Ltd. in the procurement bid for additional storage materials for unstructured data at KEPCO	Corrective Actions and fine(39 million Won)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-sik
Name:	Joo, Hwa-sik
Title:	Vice President

Date: June 16, 2026

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Condensed consolidated interim financial statements

March 31, 2026 and 2025

(Unaudited)

with the independent auditors’ review report

Independent Auditors’ Review Report

(English translation of a report originally issued in Korean)

To the Board of Directors and Shareholders of

Korea Electric Power Corporation

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (the “Group”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2026, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2026 and 2025 and notes, including material accounting policies.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034, ‘Interim Financial Reporting’ and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position as of December 31, 2025, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2026, expressed an unqualified opinion. The accompanying consolidated statement of financial position as of December 31, 2025, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

Seoul, Korea

May 15, 2026

This report is effective as of May 15, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of financial position

As of March 31, 2026 and December 31, 2025 (unaudited)

In millions of won	Note	March 31, 2026		December 31, 2025
Assets
Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	2,014,211	2,240,811
Current financial assets, net	5,6,9,11,12,13,44,45,46		5,267,319	4,250,164
Trade and other receivables, net	5,8,20,24,44,45,46		11,680,232	12,618,480
Inventories, net	14		10,031,180	10,152,724
Current income tax assets			93,837	91,579
Current non-financial assets	15		1,541,609	1,361,630
Assets held-for-sale	41		—	—

Total current assets			30,628,388	30,715,388

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,44,46		5,056,599	4,565,561
Non-current trade and other receivables, net	5,8,20,44,45,46		3,284,995	3,124,185
Property, plant and equipment, net	18,24,27,48		189,545,370	187,751,538
Investment properties, net	19,27		195,110	238,772
Goodwill, net	16		99,337	99,303
Intangible assets other than goodwill, net	21,27		1,024,940	1,001,295
Investments in associates	4,17		7,167,996	6,851,456
Investments in joint ventures	4,17		6,866,488	6,512,332
Defined benefit assets, net	25		130,637	104,344
Deferred tax assets			12,742,424	12,950,032
Non-current non-financial assets	15		1,045,697	1,013,251

Total non-current assets			227,159,593	224,212,069

Total assets	4	~~W~~	257,787,981	254,927,457

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of financial position, Continued

As of March 31, 2026 and December 31, 2025 (unaudited)

In millions of won	Note	March 31, 2026		December 31, 2025
Liabilities
Current liabilities
Trade and other payables	5,22,24,44,46	~~W~~	10,047,033	8,621,671
Current financial liabilities	5,12,23,44,46		48,314,830	45,939,089
Current income tax liabilities			1,608,275	1,571,143
Current non-financial liabilities	20,28,29		6,990,835	6,805,171
Current provisions	26,44		4,423,146	4,170,243

Total current liabilities			71,384,119	67,107,317

Non-current liabilities
Non-current trade and other payables	5,22,24,44,46		4,032,953	4,028,808
Non-current financial liabilities	5,12,23,44,46		80,014,748	83,995,702
Non-current non-financial liabilities	28,29		14,109,914	13,726,159
Employee benefits liabilities, net	25,44		1,181,836	1,381,852
Deferred tax liabilities			6,559,428	6,500,975
Non-current provisions	26,44		29,094,908	28,863,700

Total non-current liabilities			134,993,787	138,497,196

Total liabilities	4	~~W~~	206,377,906	205,604,513

Equity
Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			6,807,034	567,469
Unappropriated retained earnings			21,668,255	26,328,205

			30,080,199	28,500,584

Other components of equity	33
Other capital surplus			1,566,635	1,566,635
Accumulated other comprehensive income			1,851,127	1,340,560
Other equity			12,708,585	12,708,585

			16,126,347	15,615,780

Equity attributable to owners of the controlling company			50,260,124	48,169,942
Non-controlling interests	16,32		1,149,951	1,153,002

Total equity		~~W~~	51,410,075	49,322,944

Total liabilities and equity		~~W~~	257,787,981	254,927,457

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of comprehensive income

For the three-month periods ended March 31, 2026 and 2025 (Unaudited)

In millions of won, except per share information	Note	March 31, 2026		March 31, 2025
Sales	4,34,44,46
Sale of goods	2	~~W~~	23,774,925	23,809,449
Sales of services			172,463	146,692
Sales of construction services	20		225,278	56,197
Revenue related to transfer of assets from customers	28		225,821	211,646

			24,398,487	24,223,984

Cost of sales	14,25,42,46
Cost of sales of goods			(19,483,149)	(19,195,043)
Cost of sales of services			(123,813)	(141,105)
Cost of sales of construction services			(291,309)	(420,796)

			(19,898,271)	(19,756,944)

Gross profit			4,500,216	4,467,040

Selling and administrative expenses	25,35,42,46		(716,047)	(713,433)

Operating profit	4		3,784,169	3,753,607

Other income	36		156,635	92,807

Other expenses	36		(78,040)	(19,878)

Other gains, net	37		11,704	98,572

Finance income	5,12,38		1,297,079	413,301

Finance expenses	5,12,39		(2,078,485)	(1,231,655)

Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Share of profit of associates and joint ventures			379,566	318,456
Gain on disposal of investments in associates and joint ventures			23	41
Share of loss of associates and joint ventures			(76,542)	(193,377)
Loss on impairment of investments in associates and joint ventures			(1,077)	—

			301,970	125,120

Profit before income tax			3,395,032	3,231,874

Income tax expense	40		(876,025)	(870,166)

Profit for the period		~~W~~	2,519,007	2,361,708

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of comprehensive income, Continued

For the three-month periods ended March 31, 2026 and 2025 (Unaudited)

In millions of won, except per share information	Note	March 31, 2026		March 31, 2025
Other comprehensive income (loss), net of tax	5,12,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans	25,31	~~W~~	70,990	(100,137)
Share of other comprehensive income (loss) of associates and joint ventures	31		10,500	(248)
Net change in fair value of financial assets at fair value through other comprehensive income (loss)	33		61,572	(39,754)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,33		9,050	10,463
Foreign currency translation of foreign operations	33		84,050	24,557
Share of other comprehensive income (loss) of associates and joint ventures	33		384,917	(52,419)

Other comprehensive income (loss) for the period			621,079	(157,538)

Total comprehensive income for the period		~~W~~	3,140,086	2,204,170

Profit attributable to:	43
Owners of the controlling company		~~W~~	2,492,746	2,328,246
Non-controlling interests			26,261	33,462

		~~W~~	2,519,007	2,361,708

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	3,080,091	2,177,767
Non-controlling interests			59,995	26,403

		~~W~~	3,140,086	2,204,170

Earnings per share (in won)	43
Basic and diluted earnings per share		~~W~~	3,883	3,627

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of changes in equity

For the three-month periods ended March 31, 2026 and 2025 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2025	~~W~~	4,053,578	20,128,247	15,733,411	39,915,236	1,447,597	41,362,833
Total comprehensive income (loss) for the period
Profit for the period		—	2,328,246	—	2,328,246	33,462	2,361,708
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans, net of tax		—	(94,441)	—	(94,441)	(5,696)	(100,137)
Share of other comprehensive loss of associates and joint ventures, net of tax		—	(248)	—	(248)	—	(248)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	(39,752)	(39,752)	(2)	(39,754)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	11,230	11,230	(767)	10,463
Foreign currency translation of foreign operations, net of tax		—	—	25,151	25,151	(594)	24,557
Share of other comprehensive loss of associates and joint ventures, net of tax		—	—	(52,419)	(52,419)	—	(52,419)
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	(136,738)	—	(136,738)	(74,241)	(210,979)
Additional paid-in capital and others		—	—	245	245	(5,960)	(5,715)
Equity transactions within the consolidated entity		—	—	81	81	(7,140)	(7,059)
Dividends paid for hybrid bonds		—	—	—	—	(2,128)	(2,128)
Repayment of hybrid bonds		—	—	—	—	(230,000)	(230,000)

Balance as of March 31, 2025	~~W~~	4,053,578	22,225,066	15,677,947	41,956,591	1,154,531	43,111,122

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of changes in equity, Continued

For the three-month periods ended March 31, 2026 and 2025 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2026	~~W~~	4,053,578	28,500,584	15,615,780	48,169,942	1,153,002	49,322,944
Total comprehensive income for the period
Profit for the period		—	2,492,746	—	2,492,746	26,261	2,519,007
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans, net of tax		—	66,278	—	66,278	4,712	70,990
Share of other comprehensive income of associates and joint ventures, net of tax		—	10,500	—	10,500	—	10,500
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	61,569	61,569	3	61,572
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	8,983	8,983	67	9,050
Foreign currency translation of foreign operations, net of tax		—	—	55,098	55,098	28,952	84,050
Share of other comprehensive loss of associates and joint ventures, net of tax		—	—	384,917	384,917	—	384,917
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	(989,909)	—	(989,909)	(62,944)	(1,052,853)
Additional paid-in capital and others		—	—	—	—	5	5
Equity transactions within the consolidated entity		—	—	—	—	(107)	(107)

Balance as of March 31, 2026	~~W~~	4,053,578	30,080,199	16,126,347	50,260,124	1,149,951	51,410,075

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of cash flows

For the three-month periods ended March 31, 2026 and 2025 (Unaudited)

In millions of won	March 31, 2026		March 31, 2025
Cash flows from operating activities
Profit for the period	~~W~~	2,519,007	2,361,708
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Income tax expense		876,025	870,166
Depreciation		3,330,940	3,493,162
Amortization		39,353	40,299
Retirement benefit expense		111,449	112,443
Bad debt expense (Reversal of bad debt allowance)		(9,687)	10,875
Interest expense		1,029,726	1,117,124
Loss on disposal of financial assets		1	735
Loss on disposal of property, plant and equipment		19,949	37,158
Loss on abandonment of property, plant and equipment		24,981	34,971
Loss on impairment of property, plant and equipment		825	—
Loss on impairment of intangible assets		1,115	—
Loss on disposal of intangible assets		—	13
Increase in provisions, net		437,029	762,929
Loss (Gain) on foreign currency translation, net		914,518	(26,487)
Gain on valuation of financial assets at fair value through profit or loss		(16,321)	(14,609)
Loss on valuation of financial assets at fair value through profit or loss		13,990	215
Gain on derivatives		(1,051,704)	(81,689)
Gain on valuation of investments in associates and joint ventures, net		(303,024)	(125,079)
Gain on disposal of financial assets		(15,046)	(10,564)
Gain on disposal of property, plant and equipment		(1,701)	(5,363)
Gain on disposal of associates and joint ventures		(23)	(41)
Loss on impairment of investments in associates and joint ventures		1,077	—
Interest income		(96,955)	(111,988)
Dividend income		(20,075)	(13,551)
Others, net		(29,450)	(104,736)

		5,256,992	5,985,983

Changes in working capital:
Trade receivables		1,220,168	1,069,490
Non-trade receivables		(159,220)	(134,013)
Accrued income		128,585	69,228
Other receivables		36,901	30,026
Other current assets		(362,041)	(382,332)
Inventories		(461,727)	(456,199)
Other non-current assets		163,783	(98,859)
Trade payables		625,136	(675,647)
Non-trade payables		93,193	47,840
Accrued expenses		(249,624)	(99,797)
Other current liabilities		244,217	799,853
Other non-current liabilities		374,390	260,656
Investments in associates and joint ventures (dividends received)		251,211	38,623
Provisions		(310,638)	(325,163)
Payments of employee benefit obligations		(263,363)	(103,229)
Plan assets		(620)	(5)

	~~W~~	1,330,351	40,472

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of cash flows, Continued

For the three-month periods ended March 31, 2026 and 2025 (Unaudited)

In millions of won	March 31, 2026		March 31, 2025
Cash generated from operating activities	~~W~~	9,106,350	8,388,163
Dividends received		20,075	13,508
Interest paid		(1,209,557)	(1,184,055)
Interest received		86,107	81,476
Income taxes paid		(695,956)	(545,998)

Net cash flows provided by operating activities		7,307,019	6,753,094

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		8,145	12,086
Acquisition of investments in associates and joint ventures		(127,384)	(1,934,522)
Proceeds from disposals of property, plant and equipment		78,040	58,494
Acquisition of property, plant and equipment		(4,193,355)	(3,772,784)
Proceeds from disposals of intangible assets		—	498
Acquisition of intangible assets		(34,591)	(19,232)
Proceeds from disposals of financial assets		1,858,235	2,676,313
Acquisition of financial assets		(2,572,622)	(4,134,278)
Increase in loans		(53,772)	(46,357)
Collection of loans		58,894	139,380
Increase in deposits		(59,102)	(41,850)
Decrease in deposits		56,196	39,198
Proceeds from disposals of assets held-for-sale		—	14,363
Receipt of government grants		5,321	4,954
Other cash outflow from investing activities, net		(122,239)	(52,128)

Net cash flows used in investing activities		(5,098,234)	(7,055,865)

Cash flows from financing activities
Repayment of short-term borrowings, net		(461,587)	(203,040)
Proceeds from long-term borrowings		644,302	461,841
Proceeds from debt securities		4,346,005	8,481,212
Repayment of long-term borrowings		(298,530)	(51,929)
Repayment of debt securities		(6,846,425)	(7,942,524)
Payment of lease liabilities		(157,349)	(188,632)
Settlement of derivative instruments, net		318,351	46,860
Change in non-controlling interests		5	(11,133)
Repayment of hybrid bond		—	(230,000)
Dividends paid for hybrid bond		—	(2,128)
Other cash outflow from financing activities, net		(1,549)	—

Net cash flows provided by (used in) financing activities		(2,456,777)	360,527

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		(247,992)	57,756
Effect of exchange rate fluctuations on cash held		21,392	2,245

Net increase (decrease) in cash and cash equivalents		(226,600)	60,001
Cash and cash equivalents as of January 1, 2026 and 2025		2,240,811	2,382,979

Cash and cash equivalents as of March 31, 2026 and 2025	~~W~~	2,014,211	2,442,980

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements

March 31, 2026 and 2025 (unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1110 Consolidated Financial Statements, was incorporated on December 31, 1981 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of March 31, 2026, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares (in shares)	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders is 142,283,283 shares (22.16%) as of March 13, 2026.

In accordance with the Restructuring Plan enacted on January 21, 1999, by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These condensed consolidated financial statements have been prepared in accordance with KIFRS 1034 Interim Financial Reporting, as prescribed in the Act on External Audit of Stock Companies in the Republic of Korea. The accompanying consolidated financial statements have been translated into English from Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Basis of measurement

These condensed consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial instruments at fair value through profit or loss;

•	financial instruments at fair value through other comprehensive income;

•	derivative financial instruments are measured at fair value; and

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(3)	Functional and presentation currency

These condensed consolidated financial statements are presented in Korean won (presented as “won”, “~~W~~” or “KRW”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the condensed consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Meanwhile, the Group considers climate-related risks resulting from climate change and the establishment of a global greenhouse gas reduction implementation system in its estimates and assumptions. Climate-related risks increase the uncertainty of the estimates and assumptions considered in various items of the financial statements, and the Group carefully monitors climate-related changes and developments, such as new climate-related legislation, even if it does not have a material impact on current measurements.

The following are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, intangible assets other than goodwill and estimations on provision for decommissioning costs.

The Group reviews the estimated useful lives of property, plant and equipment, intangible assets other than goodwill at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the present value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group determines the estimated future taxable income is not sufficient to realize the deferred tax assets recognized.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(iii)	Valuations of financial instruments at fair values, Continued

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined by using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

(v)	Unbilled revenue

Electricity delivered but neither metered nor billed is estimated at the reporting date based on the estimated volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, etc. Unbilled revenue recognized as of March 31, 2026 and 2025 are ~~W~~2,118,690 million and ~~W~~2,004,454 million, respectively.

(vi)	Construction contracts

The Group recognizes revenue over time using the cost-based input method which represents a faithful depiction of the Group’s progress towards complete satisfaction of providing the power plant construction, which has been identified as a single performance obligation. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred. Costs incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount; however, it can also be affected by uncertainties resulting from unexpected future events.

(vii)	Impairment of non-financial assets other than goodwill

The Company reviews, at the end of each reporting period, whether there is any indication that property, plant and equipment or intangible assets other than goodwill may be impaired. When such indication exists, the Company estimates the recoverable amount of the asset (or a CGU) to determine the amount of impairment loss that should be recognized, if any. The Company measures value in use of a CGU based on discounted cash flows. In determining value in use, key assumptions applied in discounted cash flow model include the discount rate, forecasted future sales volumes, unit sales prices, and cost of purchased power.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

The Group has applied the following new accounting standards and amendments for their annual reporting period commencing January 1, 2026. The amendment has no significant impact on the Group’s consolidated financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but not yet effective.

1) Amendments to KIFRS 1109, “Financial Instruments” and KIFRS 1107, “Financial Instruments: Disclosures” - Classification and Measurement of Financial Instruments

The amendments to KIFRS 1109 and KIFRS 1107 regarding the classification and measurement of financial instruments include the following:

•

Clarification of the requirements for recognition and derecognition of financial assets and financial liabilities. In particular, although a financial liability is derecognized on its settlement date, the amendments introduce an accounting policy option that permits an entity to derecognize a financial liability that is settled through an electronic payment system before the settlement date, provided that specified criteria are met;

•	Additional guidance for assessing the contractual cash flow characteristics of financial assets with ESG and other similar features;

•	Clarification of what constitutes a non-recourse feature and of the characteristics of contractually linked instruments; and

•

Introduction of disclosure requirements for financial instruments with contingent features and additional disclosure requirements for equity instruments measured at fair value through other comprehensive income (FVOCI).

These amendments are not expected to have a material impact on the Group’s condensed consolidated interim financial statements.

2) Annual Improvements to KIFRS Accounting Standards - Volume 11

Annual Improvements to KIFRS Volume 11 have been issued to enhance consistency among the requirements of accounting standards, to clarify ambiguous matters and to improve understandability. The improvements affect the following standards:

•	KIFRS 1101, “First-time Adoption of Korean International Financial Reporting Standards”: Application of hedge accounting by a first-time adopter;

•	KIFRS 1107, “Financial Instruments: Disclosures”: Gain or loss on derecognition and implementation guidance;

•	KIFRS 1109, “Financial Instruments”: Derecognition accounting for lease liabilities and the definition of transaction price;

•	KIFRS 1110, “Consolidated Financial Statements”: Determination of a “de facto” agent; and

•	KIFRS 1007, “Statement of Cash Flows”: Cost method.

These amendments are not expected to have a material impact on the Group’s condensed consolidated interim financial statements.

3) Amendments to KIFRS 1109, “Financial Instruments” and KIFRS 1107, “Financial Instruments: Disclosures” - Contracts Referencing Nature-dependent Electricity

The amendments to KIFRS 1109 and KIFRS 1107 regarding contracts referencing nature-dependent electricity have been issued, the key elements of which are as follows:

•	Clarification of the application of the “own-use” requirements to contracts within the scope of the amendments;

•	Amendments to the requirements for designating the hedged item in a cash flow hedge relationship for contracts within the scope of the amendments; and

•	Introduction of new disclosure requirements to enable investors to understand the impact of such contracts on the entity’s financial performance and cash flows.

These amendments are not expected to have a material impact on the Group’s condensed consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

2.	Basis of Preparation, Continued

(6)	New accounting standards and interpretations not yet adopted

1) KIFRS 1118, “Presentation and Disclosure in Financial Statements”

KIFRS 1118, “Presentation and Disclosure in Financial Statements,” replaces KIFRS 1001, “Presentation of Financial Statements.” The standard is effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted; however, the Group has not early adopted the standard.

KIFRS 1118 requires a more structured statement of profit or loss and greater disaggregation of information. The Group is currently analyzing the anticipated impact of the adoption of KIFRS 1118 on the consolidated financial statements.

The expected impacts upon initial application are described below; however, the actual impact of applying the new standard on January 1, 2027 may differ because:

•	The Group has not yet completed the design and assessment of the changes to its processes and controls; and

•	The new accounting policies are subject to change until the Group issues its first annual financial statements that include the date of initial application of this standard.

① Structure of the statement of profit or loss

KIFRS 1118 requires all income and expenses to be classified into one of five categories: operating, investing, financing, income taxes and discontinued operations. The classification of income and expenses into the categories depends on an entity’s main business activities. The Group has not assessed any of its specified business activities, such as investing in assets or providing financing to customers, as main business activities.

The application of KIFRS 1118 will not change the Group’s profit or loss for the period or net assets. However, the Group will be required to present two newly defined subtotals - “Operating profit” and “Profit before financing and income taxes” - and the “Operating profit” subtotal will differ from the operating profit currently presented by the Group. Based on currently available information, the Group is performing an overall preliminary assessment of the impact of applying KIFRS 1118. Examples of items expected to have a material impact on the Group’s financial statements upon initial application are as follows:

a. Income and expenses arising from investments accounted for using the equity method are always classified in the investing category in accordance with KIFRS 1118. Accordingly, the Group’s share of profit (loss) of associates, joint ventures and subsidiaries will be presented in the investing category.

b. Interest income and interest expense are, under the Group’s current accounting policies, generally included in finance income and finance costs and presented as the subtotals “Finance income” and “Finance costs.” KIFRS 1118 provides specific guidance on income and expenses classified in the investing and financing categories, and in accordance with such guidance the Group will classify and present its interest income and interest expense in the operating, investing and financing categories.

c. Foreign exchange differences are currently included in other income, other expenses, finance income or finance costs, depending on their nature. Under KIFRS 1118, foreign exchange differences are required to be classified in the same category as the income and expenses arising from the item that gave rise to the foreign exchange differences; accordingly, the Group will classify foreign exchange differences into the operating, investing and financing categories based on the source of such differences.

② Management-defined Performance Measures (MPMs)

Management-defined Performance Measures (MPMs) are subtotals of income and expenses, other than those listed or required by KIFRS Accounting Standards, that an entity uses in public communications outside the financial statements and that communicate management’s view of an aspect of the financial performance of the entity as a whole to users of the financial statements. The Group will be required to disclose specific information about its MPMs in a single note to the financial statements. The Group is currently reviewing the process for determining which public communications are relevant in identifying its MPMs.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

2.	Basis of Preparation, Continued

(6)	New accounting standards and interpretations not yet adopted, continued

③ Principles of aggregation and disaggregation

KIFRS 1118 provides enhanced principles on how to group items of information by type for presentation in the financial statements (i.e., the primary financial statements and the notes). The standard also introduces guidance on how to label and describe items presented in the primary financial statements or disclosed in the notes. The Group is currently performing an assessment to aggregate and disaggregate items based on similar or dissimilar characteristics.

④ Amendments to other standards

The issuance of KIFRS 1118 resulted in amendments to KIFRS 1007, “Statement of Cash Flows.” When presenting cash flows from operating activities using the indirect method, the newly defined “Operating profit” subtotal is required to be used as the starting point of the indirect method. The Group currently uses “profit or loss for the period” as the starting point for cash flows from operating activities.

As a result, certain of the reconciling items to the indirect-method starting point will change. For example, the Group’s share of profit (loss) of equity-accounted investees is not included in the new starting point of operating profit and accordingly is no longer a reconciling item. Cash dividends received from such investees are presented in cash flows from investing activities.

In addition, the amendments to KIFRS 1007 provide specific guidance on the classification of cash flows arising from interest and dividends. In accordance with such guidance, the Group will classify cash flows from interest paid as financing activities rather than operating activities; interest received and dividends received will be classified as investing activities; and dividends paid will be classified as financing activities.

3.	Material Accounting Policies

The accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2025, except for the changes described in Note 2.(5).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by chief operating decision maker of the Group for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments classified in accordance with KIFRS 1108 are “Transmission and distribution”, “Electric power generation (Nuclear)”, “Electric power generation (Non-nuclear)”, “Plant maintenance & engineering service” and “Others”; others mainly represent the business unit that manages the Group’s foreign operations.

Segment operating profit (loss), which is the measure for segment profit or loss, is determined in the same way that condensed consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities rather than on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arm’s-length basis at market prices that would be applicable to an independent third party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the condensed consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	The financial information of the segments for each of the three-month periods ended March 31, 2026 and 2025, respectively, is as follows:

In millions of won
For the three-month period ended March 31, 2026
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	23,709,159	475,796	23,233,363	2,086,729	1,170,931	22,727	603,374	229,391
Electric power generation (Nuclear)		3,916,388	3,649,885	266,503	1,462,503	1,097,758	16,430	205,675	(1,469)
Electric power generation (Non-nuclear)		7,157,046	6,587,548	569,498	260,181	1,040,472	9,688	170,308	73,954
Plant maintenance & engineering service		787,381	631,048	156,333	73,917	41,832	6,204	1,604	94
Others		581,523	408,733	172,790	27,421	59,405	56,877	70,301	—
Consolidation adjustments		(11,753,010)	(11,753,010)	—	(126,582)	(40,105)	(14,971)	(21,536)	—

	~~W~~	24,398,487	—	24,398,487	3,784,169	3,370,293	96,955	1,029,726	301,970

In millions of won
For the three-month period ended March 31, 2025
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	23,861,484	573,045	23,288,439	1,900,916	1,110,839	31,207	685,537	44,440
Electric power generation (Nuclear)		4,274,879	4,264,934	9,945	1,285,494	1,332,043	13,149	207,947	(14,182)
Electric power generation (Non-nuclear)		7,029,030	6,371,859	657,171	576,602	1,034,045	10,352	165,349	94,646
Plant maintenance & engineering service		669,609	558,920	110,689	30,759	42,369	8,755	2,021	216
Others		563,004	405,264	157,740	22,962	62,442	63,113	78,154	—
Consolidation adjustments		(12,174,022)	(12,174,022)	—	(63,126)	(48,277)	(14,588)	(21,884)	—

	~~W~~	24,223,984	—	24,223,984	3,753,607	3,533,461	111,988	1,117,124	125,120

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	The information related to segment assets and segment liabilities as of March 31, 2026 and December 31, 2025 is as follows:

In millions of won
As of March 31, 2026
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	146,011,326	9,097,212	2,118,183	117,207,063
Electric power generation (Nuclear)		78,116,705	228,542	973,480	51,370,675
Electric power generation (Non-nuclear)		61,404,076	4,706,895	864,649	35,707,963
Plant maintenance & engineering service		4,462,224	1,835	39,905	1,555,388
Others		17,793,762	—	33,809	7,075,517
Consolidation adjustments		(50,000,112)	—	131,467	(6,538,700)

	~~W~~	257,787,981	14,034,484	4,161,493	206,377,906

In millions of won
As of December 31, 2025
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	144,616,479	8,606,616	9,077,814	118,045,718
Electric power generation (Nuclear)		76,378,365	169,728	2,532,322	49,741,461
Electric power generation (Non-nuclear)		63,352,471	4,585,612	4,634,208	35,395,912
Plant maintenance & engineering service		4,363,345	1,832	202,142	1,346,629
Others		17,125,478	—	254,262	6,885,650
Consolidation adjustments		(50,908,681)	—	(111,689)	(5,810,857)

	~~W~~	254,927,457	13,363,788	16,589,059	205,604,513

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

In millions of won	Revenue from external customers			Non-current assets (*2)
Geographical unit	For the three-month period ended March 31, 2026		For the three-month period ended March 31, 2025	As of March 31, 2026	As of December 31, 2025
Domestic	~~W~~	24,003,806	24,017,059	199,012,680	196,736,382
Overseas (*1)		394,681	206,925	6,932,258	6,731,565

	~~W~~	24,398,487	24,223,984	205,944,938	203,467,947

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets, deferred tax assets and defined benefit assets.

(5)	Information on significant customers

There is no single customer who accounts for 10% or more of the Group’s revenue for each of the three-month periods ended March 31, 2026 and 2025.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

5.	Classification of Financial Instruments

(1)	The classification of financial assets as of March 31, 2026 and December 31, 2025 is as follows:

In millions of won	As of March 31, 2026
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,014,211	—	2,014,211
Current financial assets
Current financial assets at fair value through profit or loss		2,960,497	—	—	—	2,960,497
Current financial assets at amortized cost		—	—	22,051	—	22,051
Current derivative assets		928,724	—	—	167,929	1,096,653
Loans		—	—	109,797	—	109,797
Other financial assets and others		—	—	1,078,321	—	1,078,321
Trade and other receivables		—	—	11,680,232	—	11,680,232

		3,889,221	—	14,904,612	167,929	18,961,762

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		698,311	—	—	—	698,311
Non-current financial assets at fair value through other comprehensive income		—	956,240	—	—	956,240
Non-current financial assets at amortized cost		—	—	8,916	—	8,916
Non-current derivative assets		1,414,877	—	—	239,048	1,653,925
Loans		—	—	839,360	—	839,360
Other financial assets and others		—	—	899,847	—	899,847
Trade and other receivables		—	—	3,284,995	—	3,284,995

		2,113,188	956,240	5,033,118	239,048	8,341,594

	~~W~~	6,002,409	956,240	19,937,730	406,977	27,303,356

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

5.	Classification of Financial Instruments, Continued

(1)	The classification of financial assets as of March 31, 2026 and December 31, 2025 is as follows, continued:

In millions of won	As of December 31, 2025
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,240,811	—	2,240,811
Current financial assets
Current financial assets at fair value through profit or loss		1,299,027	—	—	—	1,299,027
Current financial assets at amortized cost		—	—	21,663	—	21,663
Current derivative assets		492,028	—	—	344,204	836,232
Loans		—	—	95,598	—	95,598
Other financial assets		—	—	1,997,644	—	1,997,644
Trade and other receivables		—	—	12,618,480	—	12,618,480

		1,791,055	—	16,974,196	344,204	19,109,455

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		696,199	—	—	—	696,199
Non-current financial assets at fair value through other comprehensive income		—	885,173	—	—	885,173
Non-current financial assets at amortized cost		—	—	9,454	—	9,454
Non-current derivative assets		1,055,987	—	—	143,331	1,199,318
Loans		—	—	890,930	—	890,930
Other financial assets		—	—	884,487	—	884,487
Trade and other receivables		—	—	3,124,185	—	3,124,185

		1,752,186	885,173	4,909,056	143,331	7,689,746

	~~W~~	3,543,241	885,173	21,883,252	487,535	26,799,201

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

5.	Classification of Financial Instruments, Continued

(2)	The classification of financial liabilities as of March 31, 2026 and December 31, 2025 is as follows:

In millions of won	As of March 31, 2026
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	18,794,901	—	18,794,901
Debt securities		—	29,475,648	—	29,475,648
Derivative liabilities		44,281	—	—	44,281
Trade and other payables		—	10,047,033	—	10,047,033

		44,281	58,317,582	—	58,361,863

Non-current liabilities
Borrowings		—	3,312,646	—	3,312,646
Debt securities		—	76,627,952	—	76,627,952
Derivative liabilities		74,017	—	133	74,150
Trade and other payables		—	4,032,953	—	4,032,953

		74,017	83,973,551	133	84,047,701

	~~W~~	118,298	142,291,133	133	142,409,564

In millions of won	As of December 31, 2025
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	18,721,522	—	18,721,522
Debt securities		—	27,165,448	—	27,165,448
Derivative liabilities		52,119	—	—	52,119
Trade and other payables		—	8,621,671	—	8,621,671

		52,119	54,508,641	—	54,560,760

Non-current liabilities
Borrowings		—	3,274,774	—	3,274,774
Debt securities		—	80,607,548	—	80,607,548
Derivative liabilities		113,254	—	126	113,380
Trade and other payables		—	4,028,808	—	4,028,808

		113,254	87,911,130	126	88,024,510

	~~W~~	165,373	142,419,771	126	142,585,270

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

5. Classification of Financial Instruments, Continued

(3)	The classification of comprehensive income (loss) from financial instruments for each of the three-month periods ended March 31, 2026 and 2025 is as follows:

In millions of won		For the three- month period ended March 31, 2026		For the three- month period ended March 31, 2025
Cash and cash equivalents	Interest income	~~W~~	17,347	28,930
	Gain (loss) on foreign currency transactions and translations		526	(6,689)
Financial assets at fair value through profit or loss	Interest income		8,434	7,639
	Dividend income		156	62
	Gain on valuation of financial assets		2,331	14,394
	Gain on disposal of financial assets		15,045	9,829
Financial assets at fair value through other comprehensive income	Dividend income		19,919	13,489
	Gain (loss) on valuation of financial assets at fair value through other comprehensive income (equity, before tax)		70,833	(53,081)
Financial assets at amortized cost	Interest income		71,174	75,419
	Loss on disposal of financial assets		(1)	(1)
	Bad debt expense (Reversal of bad debt allowance)		(9,687)	10,875
	Gain on foreign currency transactions and translations		56,926	5,992
Derivatives	Gain on valuation of derivatives (profit or loss)		949,109	37,008
	Gain on valuation of derivatives (equity, before tax)		16,081	19,901
	Gain on transaction of derivatives		102,595	44,681
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		788,764	904,184
	Interest expense of trade and other payables		22,996	43,529
	Interest expense of others		217,966	169,411
	Other finance income		782	831
	Other finance expenses		(2,702)	442
	Gain (loss) on foreign currency transactions and translations		(1,005,280)	89,517

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

6.	Restricted Deposits

Restricted deposits as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won		As of March 31, 2026		As of December 31, 2025
Cash and cash equivalents	Escrow accounts	~~W~~	3,208	3,082
	Deposits for government project and others		23,738	27,023
	Collateral provided for borrowings		302,811	263,685
	Collateral provided for lawsuit		2	2
	Deposits for transmission regional support program		7,162	3,498
	Deposits for other business purposes		23,739	22,064
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		296,500	292,500
	Collateral provided for borrowings		23,614	23,614
	Bid Bond		69,070	68,010
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		243,637	257,649
Long-term financial instruments	Guarantee deposits for banking accounts at overseas branches		1	1
	Collateral provided for borrowings		26,153	18,245
	Decommissioning costs of nuclear power plants		750,000	730,004
	Small and Medium Enterprise Development Fund		—	4,000
Long-term deposit	Court Deposit		4,588	4,588
Other non-current financial assets	Deposits for other business purposes		6,406	6,359

		~~W~~	1,780,629	1,724,324

7.	Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026		As of December 31, 2025
Cash	~~W~~	8,653	10,982
Other demand deposits		1,662,802	1,562,485
Short-term deposits classified as cash equivalents		282,026	558,775
Short-term investments classified as cash equivalents		60,730	108,569

	~~W~~	2,014,211	2,240,811

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	10,634,847	(199,656)	—	10,435,191
Other receivables		1,293,957	(44,309)	(4,607)	1,245,041

		11,928,804	(243,965)	(4,607)	11,680,232

Non-current assets
Trade receivables		1,098,451	(93,626)	(82,619)	922,206
Other receivables		2,471,021	(91,474)	(16,758)	2,362,789

		3,569,472	(185,100)	(99,377)	3,284,995

	~~W~~	15,498,276	(429,065)	(103,984)	14,965,227

In millions of won	As of December 31, 2025
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	11,811,493	(186,596)	—	11,624,897
Other receivables		1,039,679	(42,415)	(3,681)	993,583

		12,851,172	(229,011)	(3,681)	12,618,480

Non-current assets
Trade receivables		1,037,726	(93,718)	(83,101)	860,907
Other receivables		2,395,952	(118,479)	(14,195)	2,263,278

		3,433,678	(212,197)	(97,296)	3,124,185

	~~W~~	16,284,850	(441,208)	(100,977)	15,742,665

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	646,299	(37,669)	(968)	607,662
Accrued income		79,768	—	—	79,768
Deposits		273,775	—	(3,639)	270,136
Finance lease receivables (*1)		102,583	(5,347)	—	97,236
Others		191,532	(1,293)	—	190,239

		1,293,957	(44,309)	(4,607)	1,245,041

Non-current assets
Non-trade receivables		408,609	(49,510)	(5,435)	353,664
Accrued income		66,107	(6,506)	—	59,601
Deposits		527,980	(414)	(11,323)	516,243
Finance lease receivables (*2)		1,231,815	(1,699)	—	1,230,116
Others		236,510	(33,345)	—	203,165

		2,471,021	(91,474)	(16,758)	2,362,789

	~~W~~	3,764,978	(135,783)	(21,365)	3,607,830

(*1)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~ 129,523 million.
(*2)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~ 815,384 million.

In millions of won	As of December 31, 2025
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	478,822	(36,074)	(474)	442,274
Accrued income		43,123	—	—	43,123
Deposits		268,090	—	(3,207)	264,883
Finance lease receivables (*1)		104,600	(5,048)	—	99,552
Others		145,044	(1,293)	—	143,751

		1,039,679	(42,415)	(3,681)	993,583

Non-current assets
Non-trade receivables		401,390	(76,770)	(5,096)	319,524
Accrued income		65,615	(6,320)	—	59,295
Deposits		516,519	(414)	(9,099)	507,006
Finance lease receivables (*2)		1,172,687	(1,954)	—	1,170,733
Others		239,741	(33,021)	—	206,720

		2,395,952	(118,479)	(14,195)	2,263,278

	~~W~~	3,435,631	(160,894)	(17,876)	3,256,861

(*1)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~ 113,272 million.
(*2)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~ 818,800 million.

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. However, once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers whose contracts have been cancelled due to delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

8.	Trade and Other Receivables, Continued

(4)	The aging analysis of trade receivables as of March 31, 2026 and December 31, 2025 is as follows:

In millions of won	As of March 31, 2026		As of December 31, 2025
Trade receivables not overdue	~~W~~	11,346,415	12,472,407

Trade receivables overdue and impairment—reviewed:		386,883	376,812

Less than 60 days		15,087	15,256
60 ~ 90 days		58,173	54,093
90 ~ 120 days		15,216	21,317
120 days ~ 1 year		62,628	65,435
More than 1 year		235,779	220,711

		11,733,298	12,849,219
Less: allowance for doubtful accounts		(293,282)	(280,314)
Less: Present value discount		(82,619)	(83,101)

	~~W~~	11,357,397	12,485,804

At the end of each reporting period, the Group assesses whether the trade receivables are impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that other receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an expected credit loss (ECL) model.

(5)	Changes in the allowance for doubtful accounts for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026			For the year ended December 31, 2025
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	280,314	160,894	260,774	140,168
Bad debts expense		16,149	—	84,625	8,155
Write-off		(6,902)	(224)	(37,639)	(14,675)
Reversal		(267)	(25,513)	(2,223)	(4,101)
Others		3,988	626	(25,223)	31,347

Ending balance	~~W~~	293,282	135,783	280,314	160,894

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

9.	Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary certificate	~~W~~	322	135,344	320	125,837
Cooperative		—	6,580	—	6,413
Others (*)		2,960,175	424,766	1,298,707	428,389

		2,960,497	566,690	1,299,027	560,639

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	131,621	—	135,560

	~~W~~	2,960,497	698,311	1,299,027	696,199

(*)	Others include MMT, MMF, equity securities etc.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	517,251	—	—	71,023	1	588,275
Unlisted		363,128	—	—	(190)	233	363,171

		880,379	—	—	70,833	234	951,446

Debt securities
Corporate bond		4,794	—	—	—	—	4,794

	~~W~~	885,173	—	—	70,833	234	956,240

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		885,173	—	—	70,833	234	956,240

In millions of won	For the year ended December 31, 2025
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	360,096	—	(3,091)	160,245	1	517,251
Unlisted		309,709	—	(10)	52,343	1,086	363,128

		669,805	—	(3,101)	212,588	1,087	880,379

Debt securities
Corporate bond		5,045	—	—	(251)	—	4,794

	~~W~~	674,850	—	(3,101)	212,337	1,087	885,173

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		674,850	—	(3,101)	212,337	1,087	885,173

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026
	Shares (in shares)	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	163,466	163,466
KG Mobility Co., Ltd.	12,205	0.01%		428	41	41
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	23	23
PAN Ocean Co., Ltd.	1,492	0.00%		14	7	7
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Almatri Resources Indonesia	480,000,000	1.60%		65,028	110,341	110,341
Denison Mines Corp.	58,284,000	7.46%		84,134	312,186	312,186
Paladin Energy	10,760	0.01%		41	130	130
KS Industry Co., Ltd	1,457	0.01%		38	2	2
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	2	2
KC Industry Co., Ltd.	139	0.00%		6	—	—
Ihsung CNI Co., Ltd.	142,860	4.43%		1,500	716	716
Aone Alform Co., Ltd.	2,672	0.04%		19	3	3
Kodaco Co., Ltd.	131,698	0.85%		1,317	1,354	1,354
QAID Co., Ltd. (formerly Winia Aid Co., Ltd.)	147	0.00%		1	1	1

				326,001	588,275	588,275

Unlisted (*1)
Set Holding (*2)	1,100,220	2.50%		229,255	310,808	310,808
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	5,806	5,806
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	3.96%		1,500	2,144	2,144
H Robotics Co., Ltd.	903,601	7.05%		4,000	400	400
Good Tcells Co., Ltd.	11,364	0.33%		500	630	630
IPS Bio Co., Ltd.	1,975	3.13%		1,000	873	873
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.64%		1,000	862	862
Fine Powerex Co., Ltd.	72,633	4.45%		1,500	1,714	1,714
Agencore Co., Ltd.	175,779	6.31%		2,200	2,934	2,934
SamHong Machinery Co., Ltd.	1,543,837	9.13%		7,000	15,099	15,099
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	639	639
Dailyshot Co., Ltd.	1,695	1.64%		1,001	1,205	1,205
Mediquitous Co., Ltd.	5,080	0.48%		1,250	1,546	1,546
Black Materials Co., Ltd.	37,038	8.31%		500	431	431
Monit Co., Ltd.	333,334	14.29%		1,000	853	853
3i Powergen Inc.(*6)	—	15.00%		1,482	—	—
Enersys Co., Ltd.	9,763	19.62%		2,050	337	337
Kalman Co., Ltd.	23,172	9.54%		1,000	821	821
Himet Co., Ltd.	1,754,386	13.93%		5,000	4,182	4,182
PT.KedapSayaaq	671	10.00%		18,540	—	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pioneer Gas Power Limited (*5)	123,200,010	38.50%		49,831	—	—
Bobaek C&S Co., Ltd.	13,246	0.87%		2,000	2,000	2,000
BDI Co., Ltd. (*3,4)	6,390,478	32.50%		—	—	—
Hwan Young Steel Co., Ltd. and others (*7)	—	—		11,679	7,476	7,476

				349,636	363,171	363,171

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of March 31, 2026 and December 31, 2025 are as follows, continued:

In millions of won	As of March 31, 2026
	Shares (in shares)	Ownership	Acquisition cost		Book value	Fair value
Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—	~~W~~	491	—	—
Ino Platech Co., Ltd.	—	—		1,080	1,278	1,278
Daebon Tech Co., Ltd.	—	—		3,000	3,516	3,516

				4,571	4,794	4,794

			~~W~~	680,208	956,240	956,240

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the income approach and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the three-month period ended March 31, 2026.

(*3)

The Group acquired shares in the entity through conversion of investments performed in accordance with corporate rehabilitation procedures before the prior year, and classified the investments in the entity as financial assets at fair value through other comprehensive income as the Group does not hold a significant influence over the entity until the corporate rehabilitation procedures are completed.

(*4)	BDI Co., Ltd. was delisted as the Court dismissed the application for temporary injunction requiring the suspension of delisting decision and others before the prior year.
(*5)

The entity entered corporate rehabilitation procedures before the prior year. The Group classified the investment in the entity as financial assets at fair value through other comprehensive income, as the Group does not hold a significant influence over the entity until the corporate rehabilitation procedures are completed. As of March 31, 2026, the liquidation process is in progress, and the book value of the investment has been measured at zero, considering its recoverability.

(*6)	The Group has recognized an impairment loss on 3i Powergen Inc. for the difference between the carrying amount and the recoverable amount, due to the discontinuation of its operations.
(*7)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 519 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of March 31, 2026 and December 31, 2025 are as follows, continued:

In millions of won	As of December 31, 2025
	Shares (in shares)	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	218,255	218,255
KG Mobility Co., Ltd.	12,205	0.01%		428	43	43
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	26	26
PAN Ocean Co., Ltd.	1,492	0.00%		14	6	6
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Almatri Resources Indonesia	480,000,000	1.60%		65,028	74,369	74,369
Denison Mines Corp.	58,284,000	7.46%		84,134	222,278	222,278
Paladin Energy	10,760	0.01%		41	98	98
KS Industry Co., Ltd	1,457	0.01%		38	1	1
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	2	2
KC Industry Co., Ltd.	139	0.00%		6	—	—
Ihsung CNI Co., Ltd.	142,860	4.43%		1,500	813	813
Aone Alform Co., Ltd.	2,672	0.04%		19	3	3
Kodaco Co., Ltd.	131,698	0.85%		1,317	1,354	1,354
QAID Co., Ltd. (formerly Winia Aid Co., Ltd.)	129	0.00%		1	1	1

				326,001	517,251	517,251

Unlisted (*1)
Set Holding (*2)	1,100,220	2.50%		229,255	310,808	310,808
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	5,807	5,807
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	3.96%		1,500	2,144	2,144
H Robotics Co., Ltd.	903,601	7.05%		4,000	399	399
Good Tcells Co., Ltd.	11,364	0.33%		500	630	630
IPS Bio Co., Ltd.	1,975	3.13%		1,000	873	873
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.64%		1,000	862	862
Fine Powerex Co., Ltd.	72,633	4.45%		1,500	1,714	1,714
Agencore Co., Ltd.	175,779	6.31%		2,200	2,934	2,934
SamHong Machinery Co., Ltd.	1,543,837	9.13%		7,000	15,099	15,099
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	639	639
Dailyshot Co., Ltd.	1,695	1.64%		1,001	1,205	1,205
Mediquitous Co., Ltd.	5,080	0.48%		1,250	1,546	1,546
Black Materials Co., Ltd.	37,038	8.31%		500	431	431
Monit Co., Ltd.	333,334	14.29%		1,000	853	853
3i Powergen Inc.(*6)	—	15.00%		1,482	—	—
Enersys Co., Ltd.	9,763	19.62%		2,050	337	337
Kalman Co., Ltd.	23,172	9.54%		1,000	821	821
Himet Co., Ltd.	1,754,386	13.93%		5,000	4,182	4,182
PT.KedapSayaaq	671	10.00%		18,540	—	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pioneer Gas Power Limited (*5)	123,200,010	38.50%		49,831	—	—
Bobaek C&S Co., Ltd.	13,246	0.87%		2,000	2,000	2,000
BDI Co., Ltd. (*3,4)	6,390,478	32.50%		—	—	—
Hwan Young Steel Co., Ltd. and others (*7)	—	—		11,631	7,433	7,433

				349,588	363,128	363,128

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of March 31, 2026 and December 31, 2025 are as follows, continued:

In millions of won	As of December 31, 2025
	Shares (in shares)	Ownership	Acquisition cost		Book value	Fair value
Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—	~~W~~	491	—	—
Ino Platech Co., Ltd.	—	—		1,080	1,278	1,278
Daebon Tech Co., Ltd.	—	—		3,000	3,516	3,516

				4,571	4,794	4,794

			~~W~~	680,160	885,173	885,173

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the income approach and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2025.

(*3)

The Group acquired shares in the entity through conversion of investments performed in accordance with corporate rehabilitation procedures before the prior year, and classified the investments in the entity as financial assets at fair value through other comprehensive income as the Group does not hold a significant influence over the entity until the corporate rehabilitation procedures are completed.

(*4)	BDI Co., Ltd. was delisted as the Court dismissed the application for temporary injunction requiring the suspension of delisting decision and others before the prior year.
(*5)

The entity entered corporate rehabilitation procedures during the prior year. The Group classified the investment in the entity as financial assets at fair value through other comprehensive income, as the Group does not hold a significant influence over the entity until the corporate rehabilitation procedures are completed. As of December 31, 2025, the liquidation process is in progress, and the book value of the investment has been measured at zero, considering its recoverability.

(*6)	The Group has recognized an impairment loss on 3i Powergen Inc. for the difference between the carrying amount and the recoverable amount, due to the discontinuation of its operations.
(*7)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 506 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,412	1,412
Others		29,555	29,555

	~~W~~	30,967	30,967

Current	~~W~~	22,051	22,051
Non-current		8,916	8,916

In millions of won	As of December 31, 2025
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,423	1,423
Others		29,694	29,694

	~~W~~	31,117	31,117
Current	~~W~~	21,663	21,663

Non-current		9,454	9,454

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

12.	Derivatives

(1)	Derivatives as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	4,244	—	76	—
Currency swap		1,086,387	1,329,791	833,715	927,127
Interest rate swap		6,022	221,264	2,441	174,195
Others (*2,3)		—	102,870	—	97,996

	~~W~~	1,096,653	1,653,925	836,232	1,199,318

Derivative liabilities
Currency forward	~~W~~	199	—	9,078	—
Currency swap		5,827	3,778	4,786	23,761
Interest rate swap		—	16,303	—	37,560
Others (*1,2,4)		38,255	54,069	38,255	52,059

	~~W~~	44,281	74,150	52,119	113,380

(*1)

In relation to the agreement to purchase hybrid bonds issued by Samcheok Eco Materials Co., Ltd., a joint venture of the Group, the performance obligation as of March 31, 2026 which amounts to ~~W~~23,494 million (~~W~~23,494 million as of December 31, 2025) to the underwriter of the bonds was recorded as other derivative liabilities.

(*2)

The Group recorded the fair value of derivatives in accordance with the shareholders’ agreement of its associate, Hyundai Green Power Co., Ltd., as other derivatives assets and liabilities. Also, the fair value of derivatives under the power purchase agreement of the subsidiary, Elara Energy Project, LLC, has been recognized as other derivative liabilities.

(*3)	The Group recorded the fair value of derivatives regarding the Power Purchase Agreement (“PPA”) of its subsidiary Columboola Solar Farm Hold Co Pty., Ltd. as other derivative assets.
(*4)	The Group recorded the fair value of derivatives in accordance with the shareholders’ agreement of its joint venture, Wadi Noor Solar Power, as other derivative liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of March 31, 2026 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
			Pay		Receive
JP Morgan	2026.03.10	2026.04.03	~~W~~ USD	11,504		16,838	~~W~~	1,463.65
JP Morgan	2026.03.10	2026.04.02		5,894	USD	4,000		1,473.60
Morgan Stanley	2026.03.13	2026.04.07		7,443	USD	5,000		1,488.60
Kyongnam Bank	2026.03.13	2026.04.10		14,885	USD	10,000		1,488.50
Kyongnam Bank	2026.03.18	2026.04.14		14,827	USD	10,000		1,482.70
Hana Bank	2026.03.20	2026.04.16		10,419	USD	7,000		1,488.40
Kyongnam Bank	2026.03.27	2026.04.17		15,096	USD	10,000		1,509.60
Korea Development Bank	2026.03.11	2026.04.03		11,733	USD	8,000		1,466.57
Korea Development Bank	2026.03.19	2026.04.03		10,495	USD	7,000		1,499.31
JP Morgan	2026.03.31	2026.04.02		3,059	USD	2,000		1,529.70
JP Morgan	2026.03.26	2026.06.30	USD	7,452		11,187		1,501.35
Bank of America	2026.03.27	2026.04.13		54,508	USD	36,206		1,505.50
JP Morgan	2026.03.10	2026.04.13		8,622	USD	5,864		1,470.33
Kookmin Bank	2026.03.30	2026.05.08		9,089	USD	6,000		1,514.80
MUFG	2026.03.17	2026.04.23		4,472	USD	3,000		1,490.60
Kyongnam Bank	2026.03.12	2026.04.13		5,923	USD	4,000		1,480.85
Nonghyup Bank	2026.03.18	2026.04.23		8,905	USD	6,000		1,484.10
Mizuho Bank	2026.03.25	2026.04.28		5,971	USD	4,000		1,492.85
Busan Bank	2026.03.25	2026.04.28		11,947	USD	8,000		1,493.40
Shinhan Bank	2026.03.27	2026.04.28		9,033	USD	6,000		1,505.53
Hana Bank	2026.03.17	2026.06.19		701	USD	473		1,483.00
Hana Bank	2026.03.24	2026.06.19		8,941	USD	6,000		1,490.20
HSBC	2026.03.31	2026.07.03		7,548	USD	5,000		1,509.50

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

12. Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of March 31, 2026 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in won)
		Pay		Receive		Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD	100,000	3.14%	3.57%	~~W~~	1,024.70
Woori Bank	2019~2027		21,708	USD	19,417	5.04%	6.75%		1,118.00
Kookmin Bank	2020~2026		76,355	USD	70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
JP Morgan	2022~2027		128,600	USD	100,000	3.56%	4.00%		1,286.00
Woori Bank	2022~2027		128,600	USD	100,000	3.56%	4.00%		1,286.00
Kookmin Bank	2022~2027		128,600	USD	100,000	3.56%	4.00%		1,286.00
Korea Development Bank	2022~2026		283,820	USD	200,000	4.67%	5.38%		1,419.10
Hana Bank	2022~2026		141,910	USD	100,000	4.68%	5.38%		1,419.10
Woori Bank	2022~2026		141,910	USD	100,000	4.68%	5.38%		1,419.10
JP Morgan	2022~2026		141,910	USD	100,000	4.69%	5.38%		1,419.10
Korea Development Bank	2022~2028		283,820	USD	200,000	5.12%	5.50%		1,419.10
Woori Bank	2022~2028		141,910	USD	100,000	5.13%	5.50%		1,419.10
Hana Bank	2023~2026		256,000	USD	200,000	3.97%	5.38%		1,280.00
Shinhan Bank	2023~2026		192,000	USD	150,000	3.99%	5.38%		1,280.00
Kookmin Bank	2023~2026		128,000	USD	100,000	4.03%	5.38%		1,280.00
Korea Development Bank	2023~2026		256,000	USD	200,000	4.04%	5.38%		1,280.00
Bank of America	2023~2026		128,000	USD	100,000	4.04%	5.38%		1,280.00
Standard Chartered	2023~2026		128,000	USD	100,000	4.04%	5.38%		1,280.00
Woori Bank	2023~2026		192,000	USD	150,000	4.05%	5.38%		1,280.00
Shinhan Bank	2024~2027		133,060	USD	100,000	3.53%	4.88%		1,330.60
Kookmin Bank	2024~2027		133,060	USD	100,000	3.53%	4.88%		1,330.60
Korea Development Bank	2024~2027		864,890	USD	650,000	3.53%	4.88%		1,330.60
Bank of America	2024~2027		133,060	USD	100,000	3.53%	4.88%		1,330.60
Standard Chartered	2024~2027		133,060	USD	100,000	3.53%	4.88%		1,330.60
IBK Securities Co., Ltd.	2024~2027		199,590	USD	150,000	3.53%	4.88%		1,330.60
Shinhan Bank	2024~2034		138,010	USD	100,000	3.64%	5.13%		1,380.10
Hana Bank	2024~2034		138,010	USD	100,000	3.69%	5.13%		1,380.10
Woori Bank	2024~2034		119,958	USD	86,920	3.74%	5.13%		1,380.10
Kookmin Bank	2025~2028		292,640	USD	200,000	2.99%	Compounded Daily SOFR + 0.62%		1,463.20
Bank of America	2025~2028		219,480	USD	150,000	2.99%	Compounded Daily SOFR + 0.62%		1,463.20
Hana Bank	2025~2028		146,320	USD	100,000	3.00%	Compounded Daily SOFR + 0.62%		1,463.20
Korea Development Bank	2025~2028		73,160	USD	50,000	3.02%	Compounded Daily SOFR + 0.62%		1,463.20
Shinhan Bank	2025~2028		146,320	USD	100,000	3.02%	Compounded Daily SOFR + 0.62%		1,463.20
Shinhan Bank	2025~2030		146,320	USD	100,000	3.18%	4.13%		1,463.20
Hana Bank	2025~2030		438,960	USD	300,000	3.21%	4.13%		1,463.20
Woori Bank	2017~2027		111,610	USD	100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD	800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD	850,000	2.66%	3.35%		135.75
Korea Development Bank	2019~2027		119,978	CHF	100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD	200,000	0.93%	1.25%		1,114.00
Shinhan Bank	2021~2026		111,400	USD	100,000	0.92%	1.25%		1,114.00
Korea Development Bank	2021~2026		111,400	USD	100,000	0.93%	1.25%		1,114.00
Nonghyup Bank	2021~2026		111,400	USD	100,000	0.93%	1.25%		1,114.00
Woori Bank	2022~2027		262,000	USD	200,000	3.62%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2027		131,000	USD	100,000	3.63%	4.25%		1,310.00
Kookmin Bank	2022~2027		131,000	USD	100,000	3.62%	4.25%		1,310.00
Hana Bank	2022~2027		131,000	USD	100,000	3.61%	4.25%		1,310.00
Korea Development Bank	2022~2027		262,000	USD	200,000	3.63%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2032		349,829	HKD	1,935,000	4.87%	5.16%		180.79

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of March 31, 2026 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in won)
		Pay		Receive		Pay	Receive
JP Morgan	2022~2032	~~W~~	75,194	HKD	415,000	5.00%	5.16%	~~W~~	181.19
Export-Import Bank of Korea	2023~2030		172,982	HKD	1,037,000	4.25%	4.51%		166.81
Hana Bank	2024~2028		128,940	USD	100,000	3.73%	5.00%		1,289.40
JP Morgan	2024~2028		128,940	USD	100,000	3.85%	5.00%		1,289.40
Korea Development Bank	2024~2028		257,880	USD	200,000	3.80%	5.00%		1,289.40
Korea Development Bank	2024~2028		128,940	USD	100,000	3.69%	5.00%		1,289.40
Hana Bank	2024~2029		138,540	USD	100,000	3.15%	4.63%		1,385.40
Shinhan Bank	2024~2029		138,540	USD	100,000	3.15%	4.63%		1,385.40
Kookmin Bank	2024~2029		138,540	USD	100,000	3.16%	4.63%		1,385.40
Woori Bank	2024~2029		138,540	USD	100,000	3.17%	4.63%		1,385.40
Korea Development Bank	2024~2029		138,540	USD	100,000	3.19%	4.63%		1,385.40
Credit Agricole	2025~2028		218,963	HKD	1,166,000	2.85%	4.10%		187.79
Korea Development Bank	2025~2030		556,560	USD	400,000	2.75%	SOFR + 0.79%		1,391.40
Hana Bank	2025~2030		139,140	USD	100,000	2.76%	SOFR + 0.79%		1,391.40

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of March 31, 2026 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in won)
		Pay		Receive		Pay	Receive
Nomura	2017~2037	~~W~~	52,457	EUR	40,000	2.60%	1.70%	~~W~~	1,311.42
Nomura	2017~2037		59,423	SEK	450,000	2.62%	2.36%		132.05
Kookmin Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2022~2027		123,710	USD	100,000	3.41%	3.63%		1,237.10
Woori Bank	2022~2027		123,710	USD	100,000	3.41%	3.63%		1,237.10
JP Morgan	2022~2027		123,710	USD	100,000	3.41%	3.63%		1,237.10
Shinhan Bank	2023~2026		132,930	USD	100,000	4.07%	5.38%		1,329.30
Nonghyup Bank	2023~2026		132,930	USD	100,000	4.05%	5.38%		1,329.30
Kookmin Bank	2023~2026		132,930	USD	100,000	4.07%	5.38%		1,329.30
Woori Bank	2023~2028		259,000	USD	200,000	3.83%	4.88%		1,295.00
Korea Development Bank	2023~2028		129,500	USD	100,000	3.85%	4.88%		1,295.00
Bank of America	2023~2028		64,750	USD	50,000	3.85%	4.88%		1,295.00
Woori Bank	2025~2031		142,900	USD	100,000	2.93%	4.00%		1,429.00
Hana Bank	2025~2031		142,900	USD	100,000	2.93%	4.00%		1,429.00
Shinhan Bank	2025~2031		71,450	USD	50,000	2.94%	4.00%		1,429.00
Bank of America	2025~2031		71,450	USD	50,000	2.94%	4.00%		1,429.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of March 31, 2026 are as follows:

In millions of won and thousands of foreign currencies

Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay	Receive
Nomura (*1)	2018~2038	~~W~~	30,000	3M CD + 0.10%	3.75%
Hana Bank	2022~2027		200,000	3.02%	3M CD + 0.61%
Hana Bank	2022~2027		200,000	3.04%	3M CD + 0.58%
Hana Bank	2022~2027		250,000	3.38%	3M CD + 0.59%
Nomura	2022~2027		200,000	3.55%	3M CD + 0.60%
Shinhan Bank	2022~2027		150,000	3.53%	3M CD + 0.55%
Hana Bank	2022~2027		200,000	3.70%	3M CD + 0.59%
Nomura	2022~2027		300,000	3.89%	3M CD + 0.67%
Hana Bank	2022~2027		200,000	3.93%	3M CD + 0.67%
Nomura	2022~2027		200,000	3.80%	3M CD + 0.68%
Nomura	2022~2027		300,000	4.04%	3M CD + 0.60%
Hana Bank	2022~2027		100,000	4.68%	3M CD + 1.04%
Hana Bank	2022~2027		100,000	5.45%	3M CD + 1.20%
Shinhan Bank	2023~2028		200,000	4.27%	3M CD + 0.76%
Shinhan Bank	2023~2028		50,000	4.27%	3M CD + 0.76%
Nomura	2023~2028		250,000	4.13%	3M CD + 0.73%
Hana Bank	2023~2028		200,000	3.74%	3M CD + 0.51%
Hana Bank	2023~2028		100,000	4.19%	3M CD + 0.50%
Shinhan Bank	2023~2028		300,000	3.81%	3M CD + 0.70%
Hana Bank	2023~2028		200,000	3.95%	3M CD + 0.50%
Shinhan Bank	2024~2029		200,000	3.84%	3M CD + 0.50%
Hana Bank	2024~2027		250,000	3.72%	3M CD + 0.34%
Hana Bank	2024~2027		250,000	3.77%	3M CD + 0.31%
Hana Bank	2024~2027		250,000	3.31%	3M CD + 0.31%
Hana Bank	2024~2027		200,000	3.46%	3M CD + 0.53%
Nomura	2024~2027		200,000	3.38%	3M CD + 0.50%
Hana Bank	2024~2027		300,000	3.18%	3M CD + 0.53%
Hana Bank	2025~2028		200,000	2.86%	3M CD + 0.45%
Hana Bank	2025~2028		200,000	2.85%	3M CD + 0.25%
Shinhan Bank	2025~2026		100,000	3.30%	3M CD + 0.45%
Hana Bank	2025~2030		200,000	3.28%	3M CD + 0.57%
Hana Bank	2025~2030		200,000	3.28%	3M CD + 0.62%
Shinhan Bank	2025~2030		200,000	2.82%	3M CD + 0.50%
Nomura	2017~2032		52,457	Floating rate + 2.55%	2.60%
Nomura	2017~2032		59,423	Floating rate + 2.57%	2.62%
Nomura (*2)	2021~2041		30,000	1.84%	2.60%
Nomura (*3)	2021~2041		50,000	1.87%	2.38%
MUFG	2022~2048	USD	155,941	3M SOFR	3.71%
Mizuho Capital Markets LLC	2022~2048	USD	155,941	3M SOFR	1.05%
NORD LB Bank	2022~2036	USD	16,121	1.83%	6M SOFR
Rabobank	2022~2036	USD	19,619	1.83%	6M SOFR
Mizuho Capital Markets LLC	2024~2045	USD	77,399	3M USD Synthetic Libor	1.14%

(*1)	Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.
(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.
(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

12.	Derivatives, Continued

(6)	Interest rate swap contracts which are designated as hedging instruments as of March 31, 2026 are as follows:

In thousands of foreign currencies

Counterparty				Contract interest rate per annum
	Contract year	Contract amount		Pay	Receive
Export-Import Bank of Korea	2015~2031	USD	11,021	2.67%	SOFR + 0.43%
ING Bank	2015~2031	USD	27,178	2.67%	SOFR + 0.43%
BNP Paribas	2015~2031	USD	28,994	2.67%	SOFR + 0.43%
BNP Paribas	2009~2027	USD	22,923	4.16%	6M USD Synthetic Libor
KFW	2009~2027	USD	22,923	4.16%	6M USD Synthetic Libor
Export-Import Bank of Korea	2016~2036	USD	51,095	3.00%	6M USD Synthetic Libor
SMTB	2025~2036	JPY	3,557,580	1.82%	6M TIBOR + 0.55%

(7)

Gains and losses on valuation and transaction of derivatives for each of the three-month periods ended March 31, 2026 and 2025 are as follows and they are included as finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*1)
	For the three- month period ended March 31, 2026		For the three- month period ended March 31, 2025	For the three- month period ended March 31, 2026	For the three- month period ended March 31, 2025	For the three- month period ended March 31, 2026	For the three- month period ended March 31, 2025
Currency forward	~~W~~	4,045	3,334	22,021	(9,669)	—	—
Currency swap		882,093	47,822	86,209	45,653	15,281	22,574
Interest rate swap		62,971	(22,503)	(5,635)	(792)	800	(2,673)
Other derivatives(*2)		—	8,355	—	9,489	—	—

	~~W~~	949,109	37,008	102,595	44,681	16,081	19,901

(*1)

For each of the three-month periods ended March 31, 2026 and 2025, the net gain on valuation of derivatives applying cash flow hedge accounting of ~~W~~ 9,050 million and ~~W~~ 10,463 million, net of tax, is included in other comprehensive income, respectively.

(*2)

The Group entered into a Price Return Swap (PRS) contract to exchange gains or losses arising from fluctuations in the stock price of its subsidiary, KEPCO Engineering & Construction Company, Inc. The settlement of the PRS contract was completed during the year ended December 31, 2025, and the Group recognized a gain on valuation of derivative instruments of ~~W~~8,355 million and a gain on transaction of derivative instruments of ~~W~~9,479 million for the three-month period ended March 31, 2025.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

13.	Loans and Other Financial Instruments

(1)	Loans and other financial instruments as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Loans	~~W~~	115,905	944,197	101,773	992,012
Less: allowance for doubtful accounts		(5,156)	(68,573)	(5,191)	(66,807)
Less: present value discount		(952)	(36,264)	(984)	(34,275)

		109,797	839,360	95,598	890,930

Long-term / short-term financial instruments		1,078,321	899,847	1,997,644	884,487

	~~W~~	1,188,118	1,739,207	2,093,242	1,775,417

(2)	Loans as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	33,693	(5,156)	(952)	27,585
Loans for housing		42,783	—	—	42,783
Other loans		39,429	—	—	39,429

		115,905	(5,156)	(952)	109,797

Long-term loans
Loans for tuition		335,143	(930)	(36,264)	297,949
Loans for housing		236,616	—	—	236,616
Loans for related parties		307,545	(24,861)	—	282,684
Other loans		64,893	(42,782)	—	22,111

		944,197	(68,573)	(36,264)	839,360

	~~W~~	1,060,102	(73,729)	(37,216)	949,157

In millions of won	As of December 31, 2025
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	34,290	(5,155)	(984)	28,151
Loans for housing		40,515	—	—	40,515
Other loans		26,968	(36)	—	26,932

		101,773	(5,191)	(984)	95,598

Long-term loans
Loans for tuition		326,941	(983)	(34,275)	291,683
Loans for housing		243,651	—	—	243,651
Loans for related parties		359,519	(24,218)	—	335,301
Other loans		61,901	(41,606)	—	20,295

		992,012	(66,807)	(34,275)	890,930

	~~W~~	1,093,785	(71,998)	(35,259)	986,528

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

13.	Loans and Other Financial Instruments, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026		For the year ended December 31, 2025
Beginning balance	~~W~~	71,998	71,994
Bad debt expense (Reversal of bad debt allowance)		(56)	(3,455)
Write-off		—	(447)
Others		1,787	3,906

Ending balance	~~W~~	73,729	71,998

(4)	Long-term and short-term financial instruments as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	677,019	136,694	1,602,572	155,487
CD		80,862	—	40,000	—
Others		320,440	763,153	355,072	729,000

	~~W~~	1,078,321	899,847	1,997,644	884,487

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

14.	Inventories

Inventories as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	5,166,437	(670)	5,165,767
Merchandises		3,714	—	3,714
Work-in-progress		236,022	—	236,022
Finished goods		36,880	—	36,880
Supplies		3,666,498	—	3,666,498
Inventories-in-transit		903,085	—	903,085
Other inventories		19,214	—	19,214

	~~W~~	10,031,850	(670)	10,031,180

In millions of won	As of December 31, 2025
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	5,299,493	(670)	5,298,823
Merchandises		3,447	—	3,447
Work-in-progress		213,919	—	213,919
Finished goods		93,379	—	93,379
Supplies		3,564,892	—	3,564,892
Inventories-in-transit		962,337	—	962,337
Other inventories		15,927	—	15,927

	~~W~~	10,153,394	(670)	10,152,724

The reversal of the allowance for loss on inventory valuation included in cost of sales for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 amounts to ~~W~~1,038 million and ~~W~~6,477 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 were ~~W~~1,038 million and ~~W~~4,944 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

15.	Non-Financial Assets

Non-financial assets as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Advanced payments	~~W~~	743,742	641,223	632,235	634,986
Prepaid expenses		453,349	225,858	416,297	236,141
Others (*)		344,518	178,616	313,098	142,124

	~~W~~	1,541,609	1,045,697	1,361,630	1,013,251

(*)	Details of others as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	167,841	—	107,550	—
Other quick assets		176,677	178,616	205,548	142,124

	~~W~~	344,518	178,616	313,098	142,124

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of March 31, 2026 and December 31, 2025 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			As of March 31, 2026	As of December 31, 2025
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	Korea	51.00%	51.00%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherlands	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Holding company	Canada	80.82%	80.82%
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barbados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	Indonesia	99.99%	99.99%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited (*3)	Power generation	Pakistan	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of March 31, 2026 and December 31, 2025 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			As of March 31, 2026	As of December 31, 2025
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
Hee Mang Sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Chitose Solar Power Plant LLC	Power generation	Japan	65.00%	65.00%
KEPCO ES Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Holding company	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO Mangilao Holdings LLC	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC (*5)	Holding company	USA	69.21%	69.21%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	79.03%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	Korea	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
KOSPO Niles LLC (formerly, Nambu USA LLC)	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd. (*6)	Power generation	Korea	100.00%	100.00%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%
Paju Ecoenergy Co., Ltd. (*6)	Power generation	Korea	93.68%	93.68%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
K-SOLAR SHINAN Co., Ltd.	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of March 31, 2026 and December 31, 2025 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			As of March 31, 2026	As of December 31, 2025
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	100.00%	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	100.00%	100.00%
SolarVader Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	100.00%	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	99.99%	99.99%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	70.00%	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	100.00%
Elara Investment Holdings, LLC (*4)	Holding company	USA	0.10%	0.10%
Elara Equity Holdings, LLC	Holding company	USA	54.00%	54.00%
Elara Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
Elara Class B Member, LLC	Holding company	USA	100.00%	100.00%
Elara Development Holdings, LLC	Holding company	USA	100.00%	100.00%
KOMIPO Development, LLC	Holding company	USA	100.00%	100.00%
Elara Energy Holdings, LLC	Holding company	USA	61.62%	61.62%
Elara Energy Project, LLC	Power generation	USA	100.00%	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	100.00%	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	80.00%	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
CVS Equity Holdings, LLC	Holding company	USA	80.96%	80.96%
CVS Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Member, LLC	Holding company	USA	100.00%	100.00%
CVS Energy Holdings, LLC	Holding company	USA	62.62%	62.62%
Concho Valley Energy, LLC	Holding company	USA	100.00%	100.00%
Concho Valley Solar, LLC	Power generation	USA	100.00%	100.00%
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
UI Carbon-Neutrality Fund	Holding company	Korea	78.97%	78.97%
KA Power Limited	Power generation	Pakistan	100.00%	100.00%
Western Power Changgi Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
EWP Australia Pty., Ltd.	Holding company	Australia	100.00%	100.00%
Columboola Solar Farm Hold Co Pty., Ltd. (*3,5)	Power generation	Australia	74.04%	74.04%
Digital Innovation Growth Fund	Holding company	Korea	76.92%	76.92%
KEPCO Holding Company	Holding company	Saudi Arabia	100.00%	100.00%
KEPCO for Maintenance Company	Utility plant maintenance and others	Saudi Arabia	100.00%	100.00%
KOSPO Trumbull LLC	Holding company	USA	100.00%	100.00%
Changjuk Wind Power Co., Ltd.	Power generation	Korea	73.00%	73.00%
Chile Solar JV SpA	Power generation	Chile	100.00%	100.00%
KEPCO KPS South Africa Pty., Ltd.	Utility plant maintenance and others	Republic of South Africa	98.96%	98.96%
KOWEPO Holding Limited	Holding company	United Arab Emirates	100.00%	100.00%
Magna Energy New Industrial Fund	Holding company	Korea	71.30%	71.30%
Columboola Solar Farm Nominees Pty., Ltd. (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Op Trust (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Fin Co Pty., Ltd. (*3)	Holding company	Australia	100.00%	100.00%
EWP ESS Holdings, LLC	Holding company	USA	100.00%	100.00%
Fairhaven ESS LLC	Holding company	USA	100.00%	100.00%
KOSPO Rutile, LLC	Holding company	USA	100.00%	100.00%
KEPCO Yona America LLC	Holding company	USA	100.00%	100.00%
KEPCO SADAWI - FZCO	Holding company	United Arab Emirates	100.00%	100.00%
EWP Yona America LLC	Holding company	USA	100.00%	100.00%
KOMIPO Middle East Energy L.L.C-FZ	Power generation	United Arab Emirates	100.00%	100.00%
Nuclear Energy Industry Growth Fund II	Holding company	Korea	99.99%	99.99%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of March 31, 2026 and December 31, 2025 are as follows, continued:

(*1)	Considering treasury stocks, the effective percentage of ownership is 51.24%.
(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power under the shareholders’ agreement.

(*3)

As of March 31, 2026, the annual reporting period of all subsidiaries ends on December 31, except for Mira Power Limited, Columboola Solar Farm Hold Co Pty., Ltd., Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust and Columboola Solar Farm Fin Co Pty., Ltd.

(*4)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group has control over the board of directors under the shareholders’ agreement.

(*5)	Excluding preferred stocks, the percentage of ownership with voting rights is 100%.
(*6)	The ownership interest changed due to a disproportionate capital reduction with consideration during the year ended December 31, 2025.

(2)	There were no subsidiaries newly included in or excluded from the scope of consolidation during the three-month period ended March 31, 2026.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 is as follows:

In millions of won

As of and for the three-month period ended March 31, 2026
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	78,116,705	51,370,675	3,916,388	1,013,201
Korea South-East Power Co., Ltd.		11,718,449	6,198,195	1,426,959	(35,326)
Korea Midland Power Co., Ltd.		13,582,795	9,104,770	1,540,213	13,887
Korea Western Power Co., Ltd.		12,614,642	8,008,299	1,352,923	24,446
Korea Southern Power Co., Ltd.		11,901,040	6,641,461	1,466,085	76,674
Korea East-West Power Co., Ltd.		11,587,150	5,755,238	1,370,866	100,597
KEPCO Engineering & Construction Company, Inc.		877,517	289,020	113,334	14,102
KEPCO Plant Service & Engineering Co., Ltd.		1,710,426	409,337	342,177	30,028
KEPCO Nuclear Fuel Co., Ltd.		1,187,794	670,999	174,822	26,361
KEPCO KDN Co., Ltd.		694,241	186,032	157,048	(2,956)
KEPCO International HongKong Ltd.		153,719	—	—	1,820
KEPCO International Philippines Inc.		14,224	5	—	102
KEPCO Gansu International Ltd.		7,603	416	—	661
KEPCO Philippines Holdings Inc.		187,081	1,116	—	(443)
KEPCO Philippines Corporation		3,082	3	—	31
KEPCO Ilijan Corporation		32,446	342	—	(256)
KEPCO Neimenggu International Ltd.		232,666	148	—	(161)
KEPCO Shanxi International Ltd.		822,451	369,328	—	74
KOMIPO Global Pte Ltd.		421,608	3,070	—	7,314
KEPCO Netherlands B.V.		151,452	69	—	(15)
KEPCO Australia Pty., Ltd.		394	173	—	(22)
KOSEP Australia Pty., Ltd.		59,161	1,226	—	(173)
KOMIPO Australia Pty., Ltd.		60,658	4,794	7,122	(1,981)
KOWEPO Australia Pty., Ltd.		50,555	14	—	1,639
KOSPO Australia Pty., Ltd.		41,295	14	—	1,542
KEPCO Middle East Holding Company		147,021	149,643	—	(320)
Qatrana Electric Power Company		565,897	181,935	7,346	5,719
KHNP Canada Energy Ltd.		337,377	36,089	—	47
KEPCO Bylong Australia Pty., Ltd.		51,025	599,250	—	7,267
Korea Waterbury Uranium Limited Partnership		25,005	77	—	(31)
KEPCO Holdings de Mexico		551	3,333	—	(41)
KST Electric Power Company, S.A.P.I. de C.V.		670,873	530,230	19,574	1,543
KEPCO Energy Service Company		3,462	2,347	2,876	17
KEPCO Netherlands S3 B.V.		63,383	66	—	723
PT. KOMIPO Pembangkitan Jawa Bali		24,823	5,145	9,106	5,495
PT. Cirebon Power Service		4,236	1,337	2,649	5
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		36,788	14,255	18,950	3,954
EWP America Inc. (*1)		67,299	3,111	6,781	3,682
KNF Canada Energy Limited		2,685	37	—	(16)
EWP Barbados 1 SRL		509,442	724	—	3,523
Gyeonggi Green Energy Co., Ltd.		253,555	328,683	25,759	(4,718)
PT. Tanggamus Electric Power		221,668	130,916	2,374	2,928
Gyeongju Wind Power Co., Ltd.		85,515	34,229	6,090	2,385
KOMIPO America Inc. (*2)		613,504	290,818	3,648	2,178
PT. EWP Indonesia		110,738	34	—	2,025
KEPCO Netherlands J3 B.V.		168,638	5,909	—	886
Korea Offshore Wind Power Co., Ltd.		345,043	129,040	11,688	2,570
Global One Pioneer B.V.		1,853,067	113	—	35,232
Global Energy Pioneer B.V.		419	113	—	(9)
Mira Power Limited		410,946	256,415	331	4,589
KOSEP Material Co., Ltd.		7,716	682	1,159	161
KEPCO KPS Philippines Corp.		6,954	1,260	862	(975)
KOSPO Chile SpA		202,943	92,732	—	(685)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 is as follows, continued:

In millions of won

As of and for the three-month period ended March 31, 2026
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Hee Mang Sunlight Power Co., Ltd.	~~W~~	5,886	2,340	121	(13)
Fujeij Wind Power Company		254,771	157,088	—	5,663
KOSPO Youngnam Power Co., Ltd.		357,553	244,100	96,759	5,348
Chitose Solar Power Plant LLC		87,251	79,627	2,981	224
KEPCO ES Co., Ltd.		338,186	26,611	2,153	1,832
KEPCO Solar Co., Ltd.		244,091	31,963	5,350	1,316
KOSPO Power Services Ltda.		16,935	13,193	4,138	1,411
Energy New Industry Specialized Investment Private Investment Trust (*3)		521,334	2,380	6,837	(5,184)
KOEN Bylong Pty., Ltd.		19	217	—	—
KOMIPO Bylong Pty., Ltd.		20	220	—	(7)
KOWEPO Bylong Pty., Ltd.		19	219	—	—
KOSPO Bylong Pty., Ltd.		11	332	—	(40)
EWP Bylong Pty., Ltd.		19	22	—	—
KOWEPO Lao International		13,322	522	3,094	612
KEPCO Mangilao Holdings LLC		102,429	52,593	216	(45)
Mangilao Investment LLC		218,422	17,224	—	3,361
KEPCO Mangilao Solar, LLC		224,652	781	4,197	613
Jeju Hanlim Offshore Wind Co., Ltd.		638,826	555,241	23,222	7,530
PT. Siborpa Eco Power		21,277	7,074	—	(15)
PT. Korea Energy Indonesia		8,153	5,407	4,429	2,473
KOLAT SpA		54,602	411	835	95
KEPCO California, LLC		53,604	7,736	351	(75)
KEPCO Mojave Holdings, LLC		95,890	91,783	—	(1,177)
Incheon Fuel Cell Co., Ltd.		211,181	217,097	16,867	(1,480)
KOEN Service Co., Ltd.		8,657	4,993	10,044	19
KOMIPO Service Co., Ltd.		11,608	5,456	11,258	1,064
KOWEPO Service Co., Ltd.		8,609	6,136	10,799	(969)
KOSPO Service Co., Ltd.		8,008	4,751	8,783	100
EWP Service Co., Ltd.		6,907	4,175	7,714	261
PT. KOMIPO Energy Indonesia		5,450	157	1,351	860
KNF partners Co., Ltd.		2,759	846	1,344	(89)
KOSPO USA Inc.		899,798	514	—	(310)
KOSPO Niles LLC		470,327	1,320	24	123,578
Tamra Offshore Wind Power Co., Ltd.		104,980	62,560	4,579	1,084
KEPCO MCS Co., Ltd.		59,415	58,622	62,559	(6,215)
KEPCO FMS Co., Ltd.		25,604	24,938	28,736	(1,755)
Firstkeepers Co., Ltd.		30,893	15,761	26,410	1,648
Secutec Co., Ltd.		18,264	11,273	20,061	(348)
SE Green Energy Co., Ltd.		111,129	82,532	9,416	504
Mangilao Intermediate Holdings LLC		222,403	126,088	—	(1,361)
KEPCO CSC Co., Ltd.		18,169	9,847	11,611	669
KOAK Power Limited		17,028	210	—	(78)
KOMIPO Europe B.V.		93,074	124	323	(898)
Haenanum Energy Fund		7,416	12	—	(9)
Paju Ecoenergy Co., Ltd.		59,992	2,346	3,244	(339)
Guam Ukudu Power LLC		947,124	830,809	13,704	(28,004)
K-SOLAR SHINAN Co., Ltd.		264,216	246,524	7,980	73

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 is as follows, continued:

In millions of won

As of and for the three-month period ended March 31, 2026
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KPS Partners Co., Ltd.	~~W~~	4,498	2,248	4,016	282
KEPCO E&C Service Co., Ltd.		10,303	1,892	4,145	295
Moha solar Co., Ltd.		25,039	26,388	—	8
Ogiri Solar Power Co., Ltd.		1,049	22	—	(4)
KHNP USA LLC		61,643	676	317	76
KOMIPO Vanphong Power Service LLC		37,207	1,574	8,040	3,584
Energy Innovation Fund I		43,486	1,419	—	(238)
KHNP Chile SpA		4,796	3,609	—	(19)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,377	1,218	40	17
Yeong Yang Corporation Co., Ltd.		1,355	1,208	40	17
SolarVader Co., Ltd.		1,367	1,211	40	18
Yeong Yang Innovation Co., Ltd.		1,349	1,208	36	13
Yeong Yang Horus Photovoltaic Co., Ltd.		1,329	1,208	34	12
Yeong Yang Solar Management Co., Ltd.		1,378	1,211	43	21
LSG Hydro Power Limited		332	10	—	(42)
KOEN Bio Co., Ltd.		1,483	1,063	495	(27)
KOMIPO Iberian Solar Group, S.L.U.		80,891	77,506	—	1,037
Jeongam Wind Power Co., Ltd.		68,087	58,173	2,389	397
KOWEPO Europe B.V.		54	4,192	—	(40)
Yeongdeok Sunrise Wind Power Co., Ltd.		109,659	84,572	4,861	2,015
KA Power Limited		6,644	3,403	—	(54)
Western Power Changgi Solar Co., Ltd.		39,129	32,068	2,236	716
EWP Australia Pty., Ltd.		57,064	727	352	(1,492)
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		374,624	268,089	5,570	(2,169)
Digital Innovation Growth Fund		9,292	42	—	(40)
KEPCO Holding Company		213,640	208,965	—	867
KEPCO for Maintenance Company		4,883	459	1,610	8
KOSPO Trumbull LLC		492,304	7	—	31
Changjuk Wind Power Co., Ltd.		26,788	2,642	2,125	1,370
Chile Solar JV SpA		88,226	72,436	2,875	116
KEPCO KPS South Africa Pty., Ltd.		20,365	10,937	10,809	395
KOWEPO Holding Limited		33,413	12,412	—	(96)
KOSPO Rutile, LLC		53,980	214	484	594
KEPCO Yona America LLC		—	—	—	—
KEPCO SADAWI - FZCO		382	37	—	(27)
EWP Yona America LLC		—	—	—	—
KOMIPO Middle East Energy L.L.C-FZ		1,399	407	—	(5)
Nuclear Energy Industry Growth Fund II		7,027	25	—	5

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 is as follows, continued:

In millions of won

As of and for the year ended December 31, 2025
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	76,378,365	49,741,461	15,346,722	1,579,701
Korea South-East Power Co., Ltd.		12,476,339	6,456,780	6,509,651	290,916
Korea Midland Power Co., Ltd.		13,811,313	8,879,106	5,652,535	253,721
Korea Western Power Co., Ltd.		12,912,790	7,923,730	5,464,991	140,365
Korea Southern Power Co., Ltd.		12,392,402	6,686,458	6,100,647	338,992
Korea East-West Power Co., Ltd.		11,759,627	5,449,839	4,983,146	433,932
KEPCO Engineering & Construction Company, Inc.		883,518	258,552	518,768	85,368
KEPCO Plant Service & Engineering Co., Ltd.		1,687,760	350,731	1,545,256	123,796
KEPCO Nuclear Fuel Co., Ltd.		1,077,308	558,433	488,251	50,601
KEPCO KDN Co., Ltd.		721,868	178,913	773,511	54,656
KEPCO International HongKong Ltd.		143,964	—	—	6,256
KEPCO International Philippines Inc.		13,382	1	—	64
KEPCO Gansu International Ltd.		8,347	1,046	—	(58)
KEPCO Philippines Holdings Inc.		224,385	321	—	63,550
KEPCO Philippines Corporation		2,987	4	—	120
KEPCO Ilijan Corporation		30,998	201	—	(2,228)
KEPCO Neimenggu International Ltd.		220,764	119	—	(266)
KEPCO Shanxi International Ltd.		779,800	350,253	—	(5,502)
KOMIPO Global Pte Ltd.		393,031	3,992	—	9,259
KEPCO Netherlands B.V.		143,789	57	—	2,936
KEPCO Australia Pty., Ltd.		389	174	—	(22)
KOSEP Australia Pty., Ltd.		57,023	1,117	19,672	7,192
KOMIPO Australia Pty., Ltd.		58,960	5,264	25,387	9,358
KOWEPO Australia Pty., Ltd.		100,454	38	17,109	4,864
KOSPO Australia Pty., Ltd.		42,150	5,311	17,109	3,666
KEPCO Middle East Holding Company		138,608	138,829	—	(7,010)
Qatrana Electric Power Company		528,581	170,136	30,432	22,596
KHNP Canada Energy Ltd.		247,213	24,175	—	316
KEPCO Bylong Australia Pty., Ltd.		47,486	562,939	—	17,442
Korea Waterbury Uranium Limited Partnership		25,002	64	—	(122)
KEPCO Holdings de Mexico		1,366	3,986	—	154
KST Electric Power Company, S.A.P.I. de C.V.		629,930	498,093	91,552	16,287
KEPCO Energy Service Company		4,733	3,683	15,711	328
KEPCO Netherlands S3 B.V.		77,919	18,595	—	1,706
PT. KOMIPO Pembangkitan Jawa Bali		17,032	3,540	21,982	1,074
PT. Cirebon Power Service		3,724	980	10,612	674
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		43,705	26,213	14,446	3,446
EWP America Inc. (*1)		60,246	2,993	25,064	11,990
KNF Canada Energy Limited		2,445	32	—	(70)
EWP Barbados 1 SRL		479,658	777	—	17,314
Gyeonggi Green Energy Co., Ltd.		236,006	306,417	71,149	(3,822)
PT. Tanggamus Electric Power		213,263	129,988	3,876	7,737
Gyeongju Wind Power Co., Ltd.		84,225	33,877	16,636	3,889
KOMIPO America Inc. (*2)		594,895	286,998	25,586	14,841
PT. EWP Indonesia		103,086	48	—	7,007
KEPCO Netherlands J3 B.V.		173,301	19,880	—	(1,183)
Korea Offshore Wind Power Co., Ltd.		342,516	129,083	43,562	8,209
Global One Pioneer B.V.		1,755,583	99	—	(261)
Global Energy Pioneer B.V.		398	99	—	(184)
Mira Power Limited		404,476	262,983	2,651	33,464
KOSEP Material Co., Ltd.		7,596	555	5,453	1,583
KEPCO KPS Philippines Corp.		7,853	1,326	8,123	967
KOSPO Chile SpA		191,746	86,580	—	5,074

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 is as follows, continued:

In millions of won

As of and for the year ended December 31, 2025
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Hee Mang Sunlight Power Co., Ltd.	~~W~~	5,882	2,323	559	39
Fujeij Wind Power Company		232,988	146,500	—	15,343
KOSPO Youngnam Power Co., Ltd.		330,664	220,060	315,616	3,322
Chitose Solar Power Plant LLC		84,332	77,481	15,122	2,674
KEPCO ES Co., Ltd.		336,045	23,142	9,516	6,320
KEPCO Solar Co., Ltd.		243,087	28,763	23,412	7,023
KOSPO Power Services Ltda.		12,674	10,361	16,919	403
Energy New Industry Specialized Investment Private Investment Trust (*3)		543,694	5,879	—	49,341
KOEN Bylong Pty., Ltd.		17	201	—	(18)
KOMIPO Bylong Pty., Ltd.		18	197	—	(8)
KOWEPO Bylong Pty., Ltd.		18	203	—	(24)
KOSPO Bylong Pty., Ltd.		193	453	—	(24)
EWP Bylong Pty., Ltd.		18	21	—	(4)
KOWEPO Lao International		21,202	1,085	12,712	5,021
KEPCO Mangilao Holdings LLC		97,123	49,828	844	1,764
Mangilao Investment LLC		208,610	19,622	—	(19,432)
KEPCO Mangilao Solar, LLC		213,916	741	17,346	2,961
Jeju Hanlim Offshore Wind Co., Ltd.		633,525	555,268	80,467	12,289
PT. Siborpa Eco Power		17,564	4,083	—	(62)
PT. Korea Energy Indonesia		8,462	5,142	8,227	760
KOLAT SpA		53,759	377	2,963	1,061
KEPCO California, LLC		50,809	7,248	672	(518)
KEPCO Mojave Holdings, LLC		95,077	88,595	—	(4,491)
Incheon Fuel Cell Co., Ltd.		212,662	217,098	75,963	(20,384)
KOEN Service Co., Ltd.		8,055	4,959	41,138	171
KOMIPO Service Co., Ltd.		11,114	6,010	40,652	1,560
KOWEPO Service Co., Ltd.		10,223	6,762	44,485	271
KOSPO Service Co., Ltd.		7,875	4,718	34,049	593
EWP Service Co., Ltd.		7,234	4,462	29,819	1,296
PT. KOMIPO Energy Indonesia		5,855	1,616	5,425	1,421
KNF partners Co., Ltd.		3,222	1,220	7,416	429
KOSPO USA Inc.		853,452	509	—	(5,976)
KOSPO Niles LLC		353,430	1,077	532	33,255
Tamra Offshore Wind Power Co., Ltd.		102,795	64,577	16,720	281
KEPCO MCS Co., Ltd.		63,700	54,752	280,479	(19,492)
KEPCO FMS Co., Ltd.		23,883	21,889	117,234	220
Firstkeepers Co., Ltd.		27,337	14,052	102,366	4,563
Secutec Co., Ltd.		18,000	12,273	81,175	431
SE Green Energy Co., Ltd.		120,726	92,633	38,335	(407)
Mangilao Intermediate Holdings LLC		212,243	119,591	—	(8,057)
KEPCO CSC Co., Ltd.		20,227	12,573	50,773	2,084
KOAK Power Limited		16,089	126	—	(170)
KOMIPO Europe B.V.		91,488	89	1,214	(3,124)
Haenanum Energy Fund		7,416	3	951	902
Paju Ecoenergy Co., Ltd.		60,776	2,791	16,199	1,477
Guam Ukudu Power LLC		922,687	793,769	31,801	(34,266)
K-SOLAR SHINAN Co., Ltd.		265,222	248,630	33,441	746

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 is as follows, continued:

In millions of won

As of and for the year ended December 31, 2025
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KPS Partners Co., Ltd.	~~W~~	4,300	2,422	14,787	238
KEPCO E&C Service Co., Ltd.		10,278	2,208	16,789	1,321
Moha solar Co., Ltd.		25,401	26,861	—	985
Ogiri Solar Power Co., Ltd.		1,052	21	—	(22)
KHNP USA LLC		59,782	391	1,244	157
KOMIPO Vanphong Power Service LLC		35,596	5,201	30,289	7,091
Energy Innovation Fund I		43,596	1,194	—	(790)
KHNP Chile SpA		4,650	3,433	—	(48)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,379	1,237	208	44
Yeong Yang Corporation Co., Ltd.		1,356	1,227	204	40
SolarVader Co., Ltd.		1,368	1,230	206	42
Yeong Yang Innovation Co., Ltd.		1,356	1,227	200	36
Yeong Yang Horus Photovoltaic Co., Ltd.		1,337	1,228	192	28
Yeong Yang Solar Management Co., Ltd.		1,376	1,230	213	49
LSG Hydro Power Limited		350	4	—	(250)
KOEN Bio Co., Ltd.		1,371	925	1,872	(35)
KOMIPO Iberian Solar Group, S.L.U.		76,791	74,519	—	(6,552)
Jeongam Wind Power Co., Ltd.		68,826	59,308	8,189	(1,084)
KOWEPO Europe B.V.		51	4,036	—	(145)
Yeongdeok Sunrise Wind Power Co., Ltd.		109,860	84,334	11,908	(617)
KA Power Limited		6,373	3,258	—	(31)
Western Power Changgi Solar Co., Ltd.		38,918	32,572	6,485	(109)
EWP Australia Pty., Ltd.		54,134	461	—	(16,420)
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		348,779	247,899	12,210	(22,288)
Digital Innovation Growth Fund		9,506	215	—	1,650
KEPCO Holding Company		201,433	197,847	—	(56)
KEPCO for Maintenance Company		4,522	1,307	8,920	3,889
KOSPO Trumbull LLC		466,732	—	—	359
Changjuk Wind Power Co., Ltd.		25,394	2,618	6,921	657
Chile Solar JV SpA		91,608	73,301	8,079	2,419
KEPCO KPS South Africa Pty., Ltd.		18,991	10,106	30,900	1,979
KOWEPO Holding Limited		21,077	1,072	—	11,875
KOSPO Rutile, LLC		50,508	112	373	557
KEPCO Yona America LLC		—	—	—	—
KEPCO SADAWI - FZCO		389	—	—	(83)
EWP Yona America LLC		—	—	—	—
KOMIPO Middle East Energy L.L.C-FZ		1,327	380	—	(7)
Nuclear Energy Industry Growth Fund II		7,004	7	—	(3)

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on the Group’s abilities to its subsidiaries as of March 31, 2026 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~10 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the entity.
KOSPO Youngnam Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Group’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.
Jeongam Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, payments to the contracting party may be restricted depending on the financial management priority of the contract. The Group’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.
Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the entity.
Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for O&M and renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.
Korea Offshore Wind Power Co., Ltd.	Principals and interest on subordinated loans or dividends and settlement amounts for renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. The Group’s equity interest in the subsidiary may not be transferred either wholly or partially without prior written consent of financial institutions.
Jeju Hanlim Offshore Wind Co., Ltd.	Prior approval from the lender is required when withdrawing funds (major expenditure, REC settlement, dividend payment, etc.) according to the loan agreement.
Yeongdeok Sunrise Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.
Columboola Solar Farm Hold Co Pty., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.
Guam Ukudu Power LLC	Dividends may be payable only when all conditions of the loan agreement are satisfied. Disposing or transferring assets either as a whole or as a part is restricted, and the Group’s equity interest in the subsidiary may not be transferred either wholly or partially without prior consent of other stakeholders including financial institutions.
Mira Power Limited	The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders.
Chile Solar JV SpA	The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders.
K-SOLAR SHINAN Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders until five years have elapsed after the commencement of the operation.
Western Power Changgi Solar Co., Ltd.	Principals and interest on subordinated loans or dividends to investors are only payable when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, the Group’s equity interest may not be transferred either wholly or partially without prior written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on the Group’s abilities to its subsidiaries as of March 31, 2026 are as follows, continued:

Company	Nature and extent of any significant restrictions
Chitose Solar Power Plant LLC	Capital expenditure may be incurred only upon prior consent of financial institutions. The issuance of securities to third parties, including current investors, is restricted, and the amount of paid-in capital cannot either increase, be written off or decrease.
Mangilao Intermediate Holdings LLC	Changes or termination of the O&M contract may not be made without the prior written consent of the majority of the lenders, and dividends can be paid only after repayment of the loan is completed.
Fujeij Wind Power Company	Incurring additional borrowings not specified in the loan agreement, or changing the PPA schedule without the lender’s prior written consent is restricted. In addition, capital acquisition and new share issuance other than dividends payment to investors are restricted.
Qatrana Electric Power Company	Dividends payment, repayment of capital investment, and settlement for O&M can only be made when all conditions of the loan agreement are satisfied and prior consent of financial institutions is obtained.
KST Electric Power Company, S.A.P.I. de C.V.	Disposal of assets exceeding $5 million per year is restricted, and the debt ratio is required to be maintained below 90%. Additionally, capital and cost expenditures that do not meet the conditions in the loan agreement are restricted.

(5)	As of March 31, 2026, the Group has following commitments unrecognized in relation to its subsidiaries as per its shareholders’ agreements:

Company	Unrecognized commitments
Jeongam Wind Power Co., Ltd.	When the Group requests other shareholders to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares at fair value.
Changjuk Wind Power Co., Ltd.	When other shareholders want to sell their shares after the performance guarantee period of wind power generators stipulated in the equipment supply contract is completed, the Group has a right to purchase the shares at fair value after consulting with the parties on the timing and size of the acquisition, taking into account financial conditions, business conditions, and other circumstances.
Columboola Solar Farm Hold Co Pty., Ltd.	The Group holds a call option to purchase the shares held by another shareholder at 80% of the stock’s valuation in the event of a breach of obligation specified in the shareholder agreement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-company eliminations as of and for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won

As of and for the three-month period ended March 31, 2026
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	~~W~~	31,684	1,012,083	535,744	1,499,416	3,078,927
Non-current assets		762	698,343	341,773	4,595,235	5,636,113
Current liabilities		(342)	(404,214)	(284,667)	(1,168,957)	(1,858,180)
Non-current liabilities		—	(5,123)	(4,353)	(2,644,869)	(2,654,345)
Net assets		32,104	1,301,089	588,497	2,280,825	4,202,515
Book value of non-controlling interests		15,731	637,534	286,951	209,735	1,149,951
Sales		—	342,177	113,334	360,659	816,170
Profit for the period		(256)	30,028	14,102	64,456	108,330
Profit for the period attributable to non-controlling interests		(125)	14,714	6,876	4,796	26,261
Cash flows from operating activities		(184)	(10,147)	(26,668)	249,810	212,811
Cash flows from investing activities		—	(55,116)	18,599	(19,097)	(55,614)
Cash flows from financing activities before dividends to non-controlling interests		—	(6,978)	(236)	(91,938)	(99,152)
Dividends to non-controlling interests		—	—	—	—	—
Effect of exchange rate fluctuation		1,612	1,101	59	11,379	14,151
Net increase (decrease) in cash and cash equivalents		1,428	(71,140)	(8,246)	150,154	72,196

In millions of won

As of and for the year ended December 31, 2025
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	~~W~~	30,284	987,560	540,208	1,285,167	2,843,219
Non-current assets		714	700,200	343,310	4,508,792	5,553,016
Current liabilities		(201)	(344,162)	(253,981)	(1,025,572)	(1,623,916)
Non-current liabilities		—	(6,569)	(4,571)	(2,594,928)	(2,606,068)
Net assets		30,797	1,337,029	624,966	2,173,459	4,166,251
Book value of non-controlling interests		15,091	655,144	304,734	178,033	1,153,002
Sales		—	1,545,256	518,768	1,157,679	3,221,703
Profit for the period		(2,228)	123,796	85,368	108,860	315,796
Profit for the period attributable to non-controlling interests		(1,092)	60,660	41,625	20,545	121,738
Cash flows from operating activities		(1,752)	136,753	26,999	378,589	540,589
Cash flows from investing activities		22	30,866	(7,722)	(111,354)	(88,188)
Cash flows from financing activities before dividends to non-controlling interests		(24,464)	(70,264)	(20,479)	(202,212)	(317,419)
Dividends to non-controlling interests		—	(54,441)	(18,530)	(9,342)	(82,313)
Effect of exchange rate fluctuation		(1,603)	(670)	(35)	(4,794)	(7,102)
Net increase (decrease) in cash and cash equivalents		(27,797)	42,244	(19,767)	50,887	45,567

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

16. Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i)	Details of goodwill as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026		As of December 31, 2025
Acquisition cost	~~W~~	101,919	101,885
Less: accumulated impairment		(2,582)	(2,582)

Carrying book value	~~W~~	99,337	99,303

(ii)	Changes in goodwill for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won
	For the three-month period ended March 31, 2026
	Beginning		Increase	Decrease	Impairment	Others	Ending
Acquisition cost	~~W~~	101,885	—	—	—	34	101,919
Less: accumulated impairment		(2,582)	—	—	—	—	(2,582)

Carrying book value	~~W~~	99,303	—	—	—	34	99,337

In millions of won
	For the year ended December 31, 2025
	Beginning		Increase	Decrease	Impairment	Others	Ending
Acquisition cost	~~W~~	101,761	—	—	—	124	101,885
Less: accumulated impairment		(2,582)	—	—	—	—	(2,582)

Carrying book value	~~W~~	99,179	—	—	—	124	99,303

(8)	Disposals of subsidiaries

During the year ended December 31, 2025, the Group sold a portion of its stake in Commerce and Industry Energy Co., Ltd. and reclassified it from a subsidiary to an associate. The Group has completed the liquidation process of J Wind First, LLC and SPROTT CHILE SOLAR I SpA for the year ended December 31, 2025.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won
As of March 31, 2026
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	2,406,208
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	83,069
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	268,950
Daeryun Power Co., Ltd.(*3)	Power generation	Korea	6.85%		46,373	36,784
SPC Power Corporation (*4)	Power generation	Philippines	38.00%		20,635	112,188
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	902,188
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	172,607
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	36,687
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	812,682
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	208,221
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	74,693
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	283,990
Gangneung Eco Power Co., Ltd.	Power generation	Korea	29.00%		261,000	229,768
Shin Pyeongtaek Power Co., Ltd.(*16)	Power generation	Korea	48.60%		72,000	141,606
Dongducheon Dream Power Co., Ltd. (*5)	Power generation	Korea	33.61%		148,105	107,200
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	290,835
Nepal Water & Energy Development Company Private Limited (*6, 19)	Construction and operation of utility plant	Nepal	55.67%		110,332	185,290
Indeck Niles Development, LLC	Holding company	USA	50.00%		249,274	249,157
Saemangeum Sebit Power Plant Co., Ltd. (*7)	Power generation	Korea	55.14%		21,037	37,858
PT. Cirebon Energi Prasarana (*8)	Power generation	Indonesia	10.00%		26,710	101,435
Sinan Ui Offshore Wind Power Co., Ltd.	Power generation	Korea	31.40%		96,100	96,100
Others (Taebaek Guinemi Wind Power Co., Ltd. and 86 others)					259,509	330,480

					3,502,289	7,167,996

<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherland	49.00%		44,405	88,741
KEPCO SPC Power Corporation (*4,10)	Construction and operation of utility plant	Philippines	60.00%		94,579	123,549
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	230,092
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	53,546
Rabigh Electricity Company (*9)	Power generation	Saudi Arabia	40.00%		109,743	308,992
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	437,798
Amman Asia Electric Power Company (*10)	Power generation	Jordan	60.00%		111,476	295,751
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	37,520
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	621,104
Kelar S.A. (*10)	Power generation	Chile	65.00%		78,060	166,319
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	105,684
Barakah One Company (*11)	Power generation	UAE	18.00%		1,794,166	1,702,427
Daegu Green Power Co., Ltd. (*12)	Power generation	Korea	29.00%		46,225	33,528
Yeonggwang Wind Power Co., Ltd.	Power generation	Korea	46.00%		17,475	30,068
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	52,109
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	81,795
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	49,194
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	56,840
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	57,669
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	247,411
Cheongna Energy Co., Ltd. (*13)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	77,611

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2026 and December 31, 2025 are as follows, continued:

In millions of won
As of March 31, 2026
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Naepo Green Energy Co., Ltd.(*17)	Power generation	Korea	29.20%	~~W~~	29,200	65,673
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		296,872	531,419
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	38,732
Namyangju Combined Heat and Power Co., Ltd. (*14)	Generating and distributing vapor and hot/cold water	Korea	70.10%		149,313	146,939
Trumbull Development Partners, LLC (*15)	Holding company	USA	56.23%		442,880	482,194
Grove Energy Capital IV, LLC (*18)	Holding company	USA	16.00%		58,900	56,734
Others (Dangjin Eco Power Co., Ltd. and 95 others)					681,868	687,049

					5,015,393	6,866,488

				~~W~~	8,517,682	14,034,484

(*1)	The effective percentage of ownership, including the effect of hybrid bond, is 21.66%.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*4)	The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation and time or proceeds of sales are not specified as of March 31, 2026.
(*5)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*6)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*7)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*8)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the critical decisions related to finance and operation.

(*9)

The effective percentage of ownership is less than 50%. However, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(*10)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*11)

The effective percentage of ownership is less than 50%. However, all critical financial and operating decisions must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*12)

The nominal percentage of ownership in Daegu Green Power Co., Ltd. is 29.00%. The Group’s effective percentage of ownership is 54.24%, considering the interest of financial investors among the shareholders’ equity as a liability component. In addition, the entity is classified as a joint venture, considering the minimum voting rights required by the board of directors for critical financial and operating policy decisions under the shareholders’ joint agreement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2026 and December 31, 2025 are as follows, continued:

(*13)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture because decisions on relevant activities require the unanimous consent of all parties.

(*14)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s critical financial and operating decisions require unanimous agreement of members in the board of directors.

(*15)

Although the Group holds more than 50% of the equity interest, the investee has been classified as a joint venture, considering the minimum voting rights required by the representative committee under the joint shareholders’ agreement for decisions on critical financial and operating policies.

(*16)	The nominal percentage of ownership in Shin Pyeongtaek Power Co., Ltd. is 48.6%, while the effective percentage of ownership, considering the redeemable convertible preferred stock, is 40%.

(*17)

Although the Group holds less than 50% of the equity interest, the investee has been classified as a joint venture, considering the minimum voting rights required by the representative committee under the joint shareholders’ agreement for decisions on critical financial and operating policies.

(*18)

Although the Group’s effective percentage of ownership is less than 50%, the entity is classified as a joint venture because decisions on relevant activities require the unanimous consent of all parties.

(*19)	The Group’s ownership interest was changed during the three-month period ended March 31, 2026, as a result of a disproportionate capital contribution by a financial investor.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2026 and December 31, 2025 are as follows, continued:

In millions of won
As of December 31, 2025
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	2,283,535
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	86,549
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	262,069
Daeryun Power Co., Ltd.(*3)	Power generation	Korea	6.85%		46,373	34,475
SPC Power Corporation (*4)	Power generation	Philippines	38.00%		20,635	107,067
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	812,292
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	162,112
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	36,516
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	731,714
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	200,335
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	65,612
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	276,085
Gangneung Eco Power Co., Ltd.	Power generation	Korea	29.00%		261,000	227,683
Shin Pyeongtaek Power Co., Ltd.(*16)	Power generation	Korea	48.60%		72,000	148,586
Dongducheon Dream Power Co., Ltd. (*5)	Power generation	Korea	33.61%		148,105	102,321
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	286,796
Nepal Water & Energy Development Company Private Limited (*6, 18)	Construction and operation of utility plant	Nepal	66.10%		110,332	192,705
Indeck Niles Development, LLC	Holding company	USA	50.00%		249,274	363,675
Saemangeum Sebit Power Plant Co., Ltd. (*7)	Power generation	Korea	55.14%		21,037	37,662
PT. Cirebon Energi Prasarana (*8)	Power generation	Indonesia	10.00%		26,710	94,005
Others (Taebaek Guinemi Wind Power Co., Ltd. and 86 others)					261,969	339,662

					3,408,649	6,851,456

<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherland	49.00%		44,405	82,230
KEPCO SPC Power Corporation (*4,10)	Construction and operation of utility plant	Philippines	60.00%		94,579	119,443
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	212,130
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	49,501
Rabigh Electricity Company (*9)	Power generation	Saudi Arabia	40.00%		109,743	285,805
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	412,277
Amman Asia Electric Power Company (*10)	Power generation	Jordan	60.00%		111,476	274,751
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	36,703
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	566,700
Kelar S.A. (*10)	Power generation	Chile	65.00%		78,060	153,294
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	98,221
Barakah One Company (*11)	Power generation	UAE	18.00%		1,794,166	1,672,507
Daegu Green Power Co., Ltd. (*12)	Power generation	Korea	29.00%		46,225	31,119
Yeonggwang Wind Power Co., Ltd.	Power generation	Korea	46.00%		17,475	29,258
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	48,675
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	80,631
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	48,831
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	54,825
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	61,113
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	225,828
Cheongna Energy Co., Ltd. (*13)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	67,846

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2026 and December 31, 2025 are as follows, continued:

In millions of won
As of December 31, 2025
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Naepo Green Energy Co., Ltd.(*17)	Power generation	Korea	29.20%	~~W~~	29,200	59,242
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		296,872	494,403
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	38,664
Namyangju Combined Heat and Power Co., Ltd. (*14)	Generating and distributing vapor and hot/cold water	Korea	70.10%		149,313	147,146
Trumbull Development Partners, LLC (*15)	Holding company	USA	56.23%		415,467	439,268
Others (Dangjin Eco Power Co., Ltd. and 95 others)					703,432	721,921

					4,950,644	6,512,332

				~~W~~	8,359,293	13,363,788

(*1)	The effective percentage of ownership, including the effect of hybrid bond, is 21.66%.

(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*4)	The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation and time or proceeds of sales are not specified as of December 31, 2025.

(*5)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.

(*6)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*7)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*8)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the critical decisions related to finance and operation.

(*9)

The effective percentage of ownership is less than 50%. However, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(*10)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*11)

The effective percentage of ownership is less than 50%. However, all critical financial and operating decisions must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*12)

The nominal percentage of ownership in Daegu Green Power Co., Ltd. is 29.00%. The Group’s effective percentage of ownership is 54.24%, considering the interest of financial investors among the shareholders’ equity as a liability component. In addition, the entity is classified as a joint venture, considering the minimum voting rights required by the board of directors for critical financial and operating policy decisions under the shareholders’ joint agreement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2026 and December 31, 2025 are as follows, continued:

(*13)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture because decisions on relevant activities require the unanimous consent of all parties.

(*14)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s critical financial and operating decisions require unanimous agreement of members in the board of directors.

(*15)

Although the Group holds more than 50% of the equity interest, the investee has been classified as a joint venture, considering the minimum voting rights required by the representative committee under the joint shareholders’ agreement for decisions on critical financial and operating policies.

(*16)	The nominal percentage of ownership in Shin Pyeongtaek Power Co., Ltd. is 48.6%, while the effective percentage of ownership, considering the redeemable convertible preferred stock, is 40%.

(*17)

Although the Group holds less than 50% of the equity interest, the investee has been classified as a joint venture, considering the minimum voting rights required by the representative committee under the joint shareholders’ agreement for decisions on critical financial and operating policies.

(*18)	During the period ended December 31, 2025, the Company’s ownership interest in the entity changed due to a disproportionate capital increase by the financial investors.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(2)	The fair values of investments in associates which are actively traded in an open market as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won

Investees	As of March 31, 2026		As of December 31, 2025
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	169,416	98,511
Korea Gas Corporation		660,555	742,770
SPC Power Corporation		141,570	134,901
PT. Bayan Resources TBK		6,845,850	8,959,467

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won

For the three-month period ended March 31, 2026
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	2,283,535	—	—	(21,811)	118,837	24,924	723	2,406,208
Hyundai Green Power Co., Ltd.		86,549	—	—	(3,555)	75	—	—	83,069
Korea Power Exchange		262,069	—	—	—	6,881	—	—	268,950
Daeryun Power Co., Ltd.		34,475	—	—	—	2,310	—	(1)	36,784
SPC Power Corporation		107,067	—	—	—	2,734	2,387	—	112,188
Gemeng International Energy Co., Ltd.		812,292	—	—	—	31,663	58,233	—	902,188
PT. Cirebon Electric Power		162,112	—	—	—	1,574	8,921	—	172,607
PT Wampu Electric Power		36,516	—	—	(2,022)	254	1,939	—	36,687
PT. Bayan Resources TBK		731,714	—	—	—	38,783	42,214	(29)	812,682
S-Power Co., Ltd.		200,335	—	—	—	7,886	—	—	208,221
Xe-Pian Xe-Namnoy Power Co., Ltd.		65,612	—	—	—	5,693	3,388	—	74,693
Goseong Green Power Co., Ltd.		276,085	—	—	—	7,905	—	—	283,990
Gangneung Eco Power Co., Ltd.		227,683	—	—	—	2,085	—	—	229,768
Shin Pyeongtaek Power Co., Ltd.		148,586	—	—	(8,000)	1,020	—	—	141,606
Dongducheon Dream Power Co., Ltd.		102,321	—	—	—	4,879	—	—	107,200
GS Donghae Electric Power Co., Ltd.		286,796	—	—	—	4,039	—	—	290,835
Nepal Water & Energy Development Company Private Limited		192,705	—	—	—	(17,766)	10,351	—	185,290
Indeck Niles Development, LLC		363,675	—	—	(134,354)	18,907	918	11	249,157
Saemangeum Sebit Power Plant Co., Ltd.		37,662	—	—	—	196	—	—	37,858
PT. Cirebon Energi Prasarana		94,005	—	—	—	1,575	5,855	—	101,435
Sinan Ui Offshore Wind Power Co., Ltd.		—	96,100	—	—	—	—	—	96,100
Others (Taebaek Guinemi Wind Power Co., Ltd. and 86 others)		339,662	—	(2,459)	(18,807)	5,470	6,986	(372)	330,480

		6,851,456	96,100	(2,459)	(188,549)	245,000	166,116	332	7,167,996

<Joint ventures>
Shuweihat Asia Power Investment B.V.		82,230	—	—	—	62	6,449	—	88,741
KEPCO SPC Power Corporation		119,443	—	—	—	1,436	2,670	—	123,549
Datang Chifeng Renewable Power Co., Ltd.		212,130	—	—	—	3,001	14,961	—	230,092
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		49,501	—	—	—	603	3,442	—	53,546
Rabigh Electricity Company		285,805	—	—	—	5,634	17,553	—	308,992
Jamaica Public Service Company Limited		412,277	—	—	—	2,872	22,649	—	437,798
Amman Asia Electric Power Company		274,751	—	—	—	5,450	15,550	—	295,751
Chun-cheon Energy Co., Ltd.		36,703	—	—	—	817	—	—	37,520
Nghi Son 2 Power LLC		566,700	—	—	—	17,313	37,091	—	621,104
Kelar S.A.		153,294	—	—	—	4,491	8,534	—	166,319
PT. Tanjung Power Indonesia		98,221	—	—	—	2,084	6,230	(851)	105,684
Barakah One Company		1,672,507	—	—	(35,241)	(13,400)	78,561	—	1,702,427
Daegu Green Power Co., Ltd.		31,119	—	—	—	2,409	—	—	33,528
Yeonggwang Wind Power Co., Ltd.		29,258	—	—	—	810	—	—	30,068
South Jamaica Power Company Limited		48,675	—	—	(329)	1,082	2,681	—	52,109
RE Holiday Holdings LLC		80,631	—	—	—	(3,034)	4,198	—	81,795
RE Pioneer Holdings LLC		48,831	—	—	—	(2,323)	2,686	—	49,194
RE Barren Ridge 1 Holdings LLC		54,825	—	—	—	(1,002)	3,017	—	56,840
Solar Philippines Calatagan Corporation		61,113	—	—	—	1,593	(5,037)	—	57,669
PT Barito Wahana Tenaga		225,828	—	—	—	8,545	13,038	—	247,411
Cheongna Energy Co., Ltd.		67,846	—	—	—	9,765	—	—	77,611

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows, continued:

In millions of won

For the three-month period ended March 31, 2026
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Naepo Green Energy Co., Ltd.	~~W~~	59,242	—	—	(11,972)	18,403	—	—	65,673
OneEnergy Asia Limited		494,403	—	—	—	8,692	28,324	—	531,419
Prime Swedish Holding AB		38,664	—	—	—	(966)	1,034	—	38,732
Namyangju Combined Heat and Power Co., Ltd.		147,146	—	—	—	(207)	—	—	146,939
Trumbull Development Partners, LLC		439,268	27,413	—	—	(10,955)	26,468	—	482,194
Grove Energy Capital IV, LLC		—	58,900	—	—	(3,157)	991	—	56,734
Others (Dangjin Eco Power Co., Ltd. and 95 others)		721,921	9,053	(1,715)	(15,117)	(1,994)	10,773	(35,872)	687,049

		6,512,332	95,366	(1,715)	(62,659)	58,024	301,863	(36,723)	6,866,488

	~~W~~	13,363,788	191,466	(4,174)	(251,208)	303,024	467,979	(36,391)	14,034,484

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows, continued:

In millions of won

For the year ended December 31, 2025
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	2,289,304	—	—	(27,500)	28,811	(5,964)	(1,116)	2,283,535
Hyundai Green Power Co., Ltd.		87,393	—	—	(3,555)	2,678	—	33	86,549
Korea Power Exchange		273,962	—	—	—	(5,173)	—	(6,720)	262,069
Daeryun Power Co., Ltd.		31,093	—	—	—	3,381	—	1	34,475
SPC Power Corporation		107,574	—	—	(16,876)	20,767	(4,398)	—	107,067
Gemeng International Energy Co., Ltd.		728,338	—	—	(19,510)	87,732	15,732	—	812,292
PT. Cirebon Electric Power		157,530	—	—	—	8,270	(3,688)	—	162,112
PT Wampu Electric Power		39,268	—	—	(3,928)	1,699	(523)	—	36,516
PT. Bayan Resources TBK		717,376	—	—	(109,528)	142,742	(18,784)	(92)	731,714
S-Power Co., Ltd.		180,372	—	—	—	19,962	1	—	200,335
Xe-Pian Xe-Namnoy Power Co., Ltd.		73,065	—	—	—	(4,845)	(2,608)	—	65,612
Goseong Green Power Co., Ltd.		284,542	—	—	—	(8,457)	—	—	276,085
Gangneung Eco Power Co., Ltd.		241,814	—	—	—	(14,131)	—	—	227,683
Shin Pyeongtaek Power Co., Ltd.		139,059	—	—	—	9,523	—	4	148,586
Dongducheon Dream Power Co., Ltd.		91,351	—	—	—	10,975	—	(5)	102,321
GS Donghae Electric Power Co., Ltd.		279,432	—	—	(12,029)	19,675	—	(282)	286,796
Nepal Water & Energy Development Company Private Limited		170,955	—	—	—	25,028	(3,278)	—	192,705
Indeck Niles Development, LLC		370,970	—	—	(37,126)	60,484	(30,653)	—	363,675
Saemangeum Sebit Power Plant Co., Ltd.		37,110	—	—	—	552	—	—	37,662
PT. Cirebon Energi Prasarana		96,846	—	—	—	3,341	(6,182)	—	94,005
Others (Taebaek Guinemi Wind Power Co., Ltd. and 86 others)		307,400	15,109	(1,791)	(15,384)	32,434	11	1,883	339,662

		6,704,754	15,109	(1,791)	(245,436)	445,448	(60,334)	(6,294)	6,851,456

<Joint ventures>
Shuweihat Asia Power Investment B.V.		86,450	—	—	(1,087)	1,699	(4,832)	—	82,230
KEPCO SPC Power Corporation		159,139	—	—	(39,832)	6,106	(5,970)	—	119,443
Datang Chifeng Renewable Power Co., Ltd.		204,516	—	—	—	3,974	3,640	—	212,130
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		48,325	—	—	—	330	846	—	49,501
Rabigh Electricity Company		269,893	—	—	(1,696)	28,441	(10,833)	—	285,805
Jamaica Public Service Company Limited		412,616	—	—	(9,700)	14,193	(5,435)	603	412,277
Amman Asia Electric Power Company		268,864	—	—	—	17,500	(11,613)	—	274,751
Chun-cheon Energy Co., Ltd.		36,599	—	—	—	104	—	—	36,703
Nghi Son 2 Power LLC		563,079	—	—	—	44,061	(40,440)	—	566,700
Kelar S.A.		152,367	—	—	—	7,027	(6,100)	—	153,294
PT. Tanjung Power Indonesia		100,580	—	—	(4,785)	7,202	(4,229)	(547)	98,221
Barakah One Company		—	1,794,047	—	—	(92,162)	(29,378)	—	1,672,507
Daegu Green Power Co., Ltd.		30,513	—	—	—	583	—	23	31,119
Yeonggwang Wind Power Co., Ltd.		26,146	—	—	—	3,112	—	—	29,258
South Jamaica Power Company Limited		48,760	—	—	(3,618)	4,568	(1,035)	—	48,675
RE Holiday Holdings LLC		89,780	—	—	—	(6,460)	(2,689)	—	80,631
RE Pioneer Holdings LLC		55,622	—	—	—	(5,430)	(1,361)	—	48,831
RE Barren Ridge 1 Holdings LLC		59,806	—	—	(1,663)	(1,781)	(1,537)	—	54,825
Solar Philippines Calatagan Corporation		63,695	—	—	(6,480)	6,258	(2,360)	—	61,113
PT Barito Wahana Tenaga		207,565	—	—	—	37,915	(19,652)	—	225,828
Cheongna Energy Co., Ltd.		46,158	—	—	—	21,688	—	—	67,846

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows, continued:

In millions of won

For the year ended December 31, 2025
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Naepo Green Energy Co., Ltd.	~~W~~	48,031	—	—	(13,432)	24,643	—	—	59,242
OneEnergy Asia Limited		465,349	38,861	—	—	26,030	(35,837)	—	494,403
Prime Swedish Holding AB		37,559	—	—	(203)	(2,301)	3,609	—	38,664
Namyangju Combined Heat and Power Co., Ltd.		51,768	95,336	—	—	36	6	—	147,146
Trumbull Development Partners, LLC		355,379	110,631	—	—	(11,696)	(15,046)	—	439,268
Others (Dangjin Eco Power Co., Ltd. and 98 others)		692,781	52,542	(11,708)	(18,271)	19,587	(23,183)	10,173	721,921

		4,581,340	2,091,417	(11,708)	(100,767)	155,227	(213,429)	10,252	6,512,332

	~~W~~	11,286,094	2,106,526	(13,499)	(346,203)	600,675	(273,763)	3,958	13,363,788

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 is as follows:

In millions of won
As of and for the three-month period ended March 31, 2026
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	53,636,449	42,271,503	11,802,205	548,328
Hyundai Green Power Co., Ltd.		647,579	258,927	26,219	2,447
Korea Power Exchange		354,990	86,040	34,294	7,222
Daeryun Power Co., Ltd.		1,154,897	605,945	157,184	31,490
SPC Power Corporation		307,945	12,712	10,443	7,291
Gemeng International Energy Co., Ltd.		8,953,624	5,821,716	804,156	59,546
PT. Cirebon Electric Power		744,680	117,018	76,089	5,724
PT Wampu Electric Power		189,907	110,152	746	552
PT. Bayan Resources TBK		5,114,583	934,079	1,203,849	279,539
S-Power Co., Ltd.		679,406	252,547	178,269	16,038
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,587,685	1,145,567	52,631	13,631
Goseong Green Power Co., Ltd.		4,869,586	3,854,971	319,869	27,566
Gangneung Eco Power Co., Ltd.		5,340,918	4,678,100	178,722	(11,515)
Shin Pyeongtaek Power Co., Ltd.		1,017,829	639,625	132,954	2,136
Dongducheon Dream Power Co., Ltd.		1,328,071	976,806	257,712	11,100
GS Donghae Electric Power Co., Ltd.		1,807,724	952,328	135,820	11,877
Nepal Water & Energy Development Company Private Limited		904,979	573,393	10,236	(9,676)
Indeck Niles Development, LLC		1,275,083	991,302	—	38,550
Saemangeum Sebit Power Plant Co., Ltd.		142,099	73,600	5,135	357
PT. Cirebon Energi Prasarana		3,739,814	2,725,466	135,724	15,748
Sinan Ui Offshore Wind Power Co., Ltd.		330,268	29,325	—	—

<Joint ventures>
Shuweihat Asia Power Investment B.V.		181,285	184	—	(15)
KEPCO SPC Power Corporation		230,438	24,523	36,562	644
Datang Chifeng Renewable Power Co., Ltd.		883,505	308,275	32,828	7,515
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		193,259	59,393	8,295	1,499
Rabigh Electricity Company		2,565,726	1,704,789	90,691	10,784
Jamaica Public Service Company Limited		2,902,025	1,847,257	352,280	9,371
Amman Asia Electric Power Company		784,685	291,767	14,802	9,613
Chun-cheon Energy Co., Ltd.		515,232	388,928	96,455	2,962
Nghi Son 2 Power LLC		4,436,329	3,194,120	221,178	34,673
Kelar S.A.		717,669	467,160	28,855	4,986
PT. Tanjung Power Indonesia		756,245	454,290	28,363	5,851
Barakah One Company		46,301,163	37,946,132	4,437,406	6,645
Daegu Green Power Co., Ltd.		470,420	371,185	81,727	4,238
Yeonggwang Wind Power Co., Ltd.		208,437	144,143	8,719	2,572
South Jamaica Power Company Limited		538,627	278,063	75,621	5,932
RE Holiday Holdings LLC		341,698	178,108	19,860	(13,922)
RE Pioneer Holdings LLC		259,675	161,287	13,476	(12,590)
RE Barren Ridge 1 Holdings LLC		212,930	99,251	15,854	(3,775)
Solar Philippines Calatagan Corporation		169,442	47,145	5,839	3,791
PT Barito Wahana Tenaga		808,208	—	—	47,160
Cheongna Energy Co., Ltd.		504,263	353,265	70,402	19,474
Naepo Green Energy Co., Ltd.		777,733	564,610	115,304	32,808
OneEnergy Asia Limited		3,880,955	2,616,189	81,857	21,679
Prime Swedish Holding AB		151,633	69,305	3,033	(2,148)
Namyangju Combined Heat and Power Co., Ltd.		211,655	2,316	—	(295)
Trumbull Development Partners, LLC		1,944,994	1,182,830	54,065	(19,178)
Grove Energy Capital IV, LLC		216,145	681	(18,197)	(19,723)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2025
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	53,627,847	42,828,922	35,727,336	132,251
Hyundai Green Power Co., Ltd.		656,989	256,336	111,887	9,787
Korea Power Exchange		350,477	88,408	126,117	2,817
Daeryun Power Co., Ltd.		1,102,566	587,322	393,540	48,372
SPC Power Corporation		313,540	31,783	73,796	55,063
Gemeng International Energy Co., Ltd.		8,504,351	5,688,462	3,149,333	222,146
PT. Cirebon Electric Power		724,772	135,272	304,258	30,071
PT Wampu Electric Power		190,896	111,514	19,113	3,694
PT. Bayan Resources TBK		4,842,617	1,149,228	4,874,768	1,118,309
S-Power Co., Ltd.		664,275	253,454	660,755	40,452
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,533,443	1,127,607	213,673	(23,055)
Goseong Green Power Co., Ltd.		4,953,795	3,966,676	1,307,686	(17,519)
Gangneung Eco Power Co., Ltd.		5,413,851	4,752,300	932,084	(27,205)
Shin Pyeongtaek Power Co., Ltd.		1,021,409	625,341	697,349	22,149
Dongducheon Dream Power Co., Ltd.		1,266,052	928,870	1,123,208	31,456
GS Donghae Electric Power Co., Ltd.		1,794,220	950,702	544,701	57,866
Nepal Water & Energy Development Company Private Limited		868,222	578,041	146,768	25,127
Indeck Niles Development, LLC		1,208,801	685,577	456,748	123,823
Saemangeum Sebit Power Plant Co., Ltd.		143,281	75,139	20,428	1,003
PT. Cirebon Energi Prasarana		3,650,107	2,710,061	525,647	33,411

<Joint ventures>
Shuweihat Asia Power Investment B.V.		167,992	177	—	(405)
KEPCO SPC Power Corporation		234,570	35,498	159,381	10,392
Datang Chifeng Renewable Power Co., Ltd.		827,575	297,251	111,688	13,150
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		179,775	56,023	27,350	986
Rabigh Electricity Company		2,473,573	1,667,517	367,680	66,776
Jamaica Public Service Company Limited		2,903,070	1,910,042	1,530,704	41,735
Amman Asia Electric Power Company		758,903	300,985	30,651	29,223
Chun-cheon Energy Co., Ltd.		499,150	375,580	363,995	325
Nghi Son 2 Power LLC		4,243,607	3,110,208	824,849	87,686
Kelar S.A.		678,813	448,065	114,267	15,295
PT. Tanjung Power Indonesia		695,407	414,774	105,871	20,516
Barakah One Company		45,516,321	37,236,879	2,373,596	171,548
Daegu Green Power Co., Ltd.		450,953	356,158	258,151	1,309
Yeonggwang Wind Power Co., Ltd.		210,262	147,728	31,232	7,664
South Jamaica Power Company Limited		522,505	279,114	287,408	22,842
RE Holiday Holdings LLC		334,702	173,439	16,417	(7,622)
RE Pioneer Holdings LLC		251,486	153,824	14,708	(7,711)
RE Barren Ridge 1 Holdings LLC		206,966	97,315	12,685	(1,673)
Solar Philippines Calatagan Corporation		162,588	46,665	22,752	11,978
PT Barito Wahana Tenaga		737,706	—	—	100,948
Cheongna Energy Co., Ltd.		495,919	364,410	160,101	43,278
Naepo Green Energy Co., Ltd.		759,180	568,084	427,122	80,207
OneEnergy Asia Limited		3,529,252	2,357,026	139,025	61,186
Prime Swedish Holding AB		151,330	69,152	10,691	(5,114)
Namyangju Combined Heat and Power Co., Ltd.		211,193	1,559	—	51
Trumbull Development Partners, LLC		1,812,101	1,121,329	10,137	(20,709)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of March 31, 2026 and December 31, 2025 is as follows:

In millions of won
As of March 31, 2026
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	11,364,946	21.66%	2,461,647	—	—	(55,439)	2,406,208
Hyundai Green Power Co., Ltd.		388,652	29.00%	112,709	—	—	(29,640)	83,069
Korea Power Exchange		268,950	100.00%	268,950	—	—	—	268,950
Daeryun Power Co., Ltd.		548,952	6.85%	37,604	—	—	(820)	36,784
SPC Power Corporation		295,233	38.00%	112,188	—	—	—	112,188
Gemeng International Energy Co., Ltd.		3,131,908	42.00%	1,315,402	—	—	(413,214)	902,188
PT. Cirebon Electric Power		627,662	27.50%	172,607	—	—	—	172,607
PT Wampu Electric Power		79,755	46.00%	36,687	—	—	—	36,687
PT. Bayan Resources TBK		4,180,504	20.00%	836,101	52,961	—	(76,380)	812,682
S-Power Co., Ltd.		426,859	49.00%	209,161	(940)	—	—	208,221
Xe-Pian Xe-Namnoy Power Co., Ltd.		442,118	25.00%	110,530	305	(895)	(35,247)	74,693
Goseong Green Power Co., Ltd.		1,014,615	29.00%	294,238	—	(10,248)	—	283,990
Gangneung Eco Power Co., Ltd.		662,818	29.00%	192,217	44,798	(7,247)	—	229,768
Shin Pyeongtaek Power Co., Ltd.		378,204	40.00%	151,282	3,559	(13,235)	—	141,606
Dongducheon Dream Power Co., Ltd.		351,265	34.01%	119,465	1,757	(1,440)	(12,582)	107,200
GS Donghae Electric Power Co., Ltd.		855,396	34.00%	290,835	—	—	—	290,835
Nepal Water & Energy Development Company Private Limited		331,586	55.67%	184,585	705	—	—	185,290
Indeck Niles Development, LLC		283,781	50.00%	141,891	102,643	—	4,623	249,157
Saemangeum Sebit Power Plant Co., Ltd.		68,499	55.00%	37,676	182	—	—	37,858
PT. Cirebon Energi Prasarana		1,014,348	10.00%	101,435	—	—	—	101,435
Sinan Ui Offshore Wind Power Co., Ltd.		300,943	31.40%	94,496	—	—	1,604	96,100

<Joint ventures>
Shuweihat Asia Power Investment B.V.		181,101	49.00%	88,741	—	—	—	88,741
KEPCO SPC Power Corporation		205,915	60.00%	123,549	—	—	—	123,549
Datang Chifeng Renewable Power Co., Ltd.		575,230	40.00%	230,092	—	—	—	230,092
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		133,866	40.00%	53,546	—	—	—	53,546
Rabigh Electricity Company		860,937	40.00%	344,375	—	(34,578)	(805)	308,992
Jamaica Public Service Company Limited		1,054,768	40.00%	421,907	29,357	—	(13,466)	437,798
Amman Asia Electric Power Company		492,918	60.00%	295,751	—	—	—	295,751
Chun-cheon Energy Co., Ltd.		126,304	29.90%	37,765	3	—	(248)	37,520
Nghi Son 2 Power LLC		1,242,209	50.00%	621,104	—	—	—	621,104
Kelar S.A.		250,509	65.00%	162,830	3,489	—	—	166,319
PT. Tanjung Power Indonesia		301,955	35.00%	105,684	—	—	—	105,684
Barakah One Company		8,355,031	18.00%	1,503,906	—	198,521	—	1,702,427
Daegu Green Power Co., Ltd.		99,235	54.24%	53,825	84	—	(20,381)	33,528
Yeonggwang Wind Power Co., Ltd.		64,294	46.00%	29,576	492	—	—	30,068
South Jamaica Power Company Limited		260,564	20.00%	52,112	—	—	(3)	52,109
RE Holiday Holdings LLC		163,590	50.00%	81,795	—	—	—	81,795
RE Pioneer Holdings LLC		98,388	50.00%	49,194	—	—	—	49,194
RE Barren Ridge 1 Holdings LLC		113,679	50.00%	56,840	—	—	—	56,840
Solar Philippines Calatagan Corporation		122,297	38.00%	46,473	—	—	11,196	57,669
PT Barito Wahana Tenaga		808,208	30.61%	247,411	—	—	—	247,411
Cheongna Energy Co., Ltd.		150,998	50.10%	75,649	3,137	(1,175)	—	77,611
Naepo Green Energy Co., Ltd.		213,123	29.20%	62,231	—	—	3,442	65,673
OneEnergy Asia Limited		1,264,766	40.00%	505,907	25,512	—	—	531,419
Prime Swedish Holding AB		82,328	45.00%	37,048	1,684	—	—	38,732
Namyangju Combined Heat and Power Co., Ltd.		209,339	70.10%	146,747	192	—	—	146,939
Trumbull Development Partners, LLC		762,164	56.23%	428,565	53,629	—	—	482,194
Grove Energy Capital IV, LLC		215,464	16.00%	34,474	22,260	—	—	56,734

(*)	The percentage of ownership shown above is an effective percentage of ownership including the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)

The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of March 31, 2026 and December 31, 2025 is as follows, continued:

In millions of won
As of December 31, 2025
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	10,798,925	21.66%	2,339,047	—	—	(55,512)	2,283,535
Hyundai Green Power Co., Ltd.		400,653	29.00%	116,189	—	—	(29,640)	86,549
Korea Power Exchange		262,069	100.00%	262,069	—	—	—	262,069
Daeryun Power Co., Ltd.		515,244	6.85%	35,295	—	—	(820)	34,475
SPC Power Corporation		281,757	38.00%	107,067	—	—	—	107,067
Gemeng International Energy Co., Ltd.		2,815,889	42.00%	1,182,674	—	—	(370,382)	812,292
PT. Cirebon Electric Power		589,500	27.50%	162,112	—	—	—	162,112
PT Wampu Electric Power		79,382	46.00%	36,516	—	—	—	36,516
PT. Bayan Resources TBK		3,693,389	20.00%	738,678	69,416	—	(76,380)	731,714
S-Power Co., Ltd.		410,821	49.00%	201,302	—	(967)	—	200,335
Xe-Pian Xe-Namnoy Power Co., Ltd.		405,836	25.00%	101,459	305	(905)	(35,247)	65,612
Goseong Green Power Co., Ltd.		987,119	29.00%	286,264	—	(10,179)	—	276,085
Gangneung Eco Power Co., Ltd.		661,551	29.00%	191,850	45,212	(9,379)	—	227,683
Shin Pyeongtaek Power Co., Ltd.		396,068	40.00%	158,428	3,559	(13,401)	—	148,586
Dongducheon Dream Power Co., Ltd.		337,182	34.01%	114,675	1,757	(1,529)	(12,582)	102,321
GS Donghae Electric Power Co., Ltd.		843,518	34.00%	286,796	—	—	—	286,796
Nepal Water & Energy Development Company Private Limited		290,181	66.12%	191,868	837	—	—	192,705
Indeck Niles Development, LLC		523,224	50.00%	261,613	97,643	—	4,419	363,675
Saemangeum Sebit Power Plant Co., Ltd.		68,142	55.00%	37,480	182	—	—	37,662
PT. Cirebon Energi Prasarana		940,046	10.00%	94,005	—	—	—	94,005

<Joint ventures>
Shuweihat Asia Power Investment B.V.		167,815	49.00%	82,230	—	—	—	82,230
KEPCO SPC Power Corporation		199,072	60.00%	119,443	—	—	—	119,443
Datang Chifeng Renewable Power Co., Ltd.		530,324	40.00%	212,130	—	—	—	212,130
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		123,752	40.00%	49,501	—	—	—	49,501
Rabigh Electricity Company		806,056	40.00%	322,423	—	(35,813)	(805)	285,805
Jamaica Public Service Company Limited		993,028	40.00%	397,211	29,357	—	(14,291)	412,277
Amman Asia Electric Power Company		457,918	60.00%	274,751	—	—	—	274,751
Chun-cheon Energy Co., Ltd.		123,570	29.90%	36,948	3	—	(248)	36,703
Nghi Son 2 Power LLC		1,133,399	50.00%	566,700	—	—	—	566,700
Kelar S.A.		230,748	65.00%	149,986	3,308	—	—	153,294
PT. Tanjung Power Indonesia		280,633	35.00%	98,221	—	—	—	98,221
Barakah One Company		8,279,442	18.00%	1,490,300	—	182,207	—	1,672,507
Daegu Green Power Co., Ltd.		94,795	54.24%	51,416	84	—	(20,381)	31,119
Yeonggwang Wind Power Co., Ltd.		62,534	46.00%	28,766	492	—	—	29,258
South Jamaica Power Company Limited		243,391	20.00%	48,678	—	—	(3)	48,675
RE Holiday Holdings LLC		161,263	50.00%	80,631	—	—	—	80,631
RE Pioneer Holdings LLC		97,662	50.00%	48,831	—	—	—	48,831
RE Barren Ridge 1 Holdings LLC		109,651	50.00%	54,825	—	—	—	54,825
Solar Philippines Calatagan Corporation		115,923	38.00%	44,050	—	—	17,063	61,113
PT Barito Wahana Tenaga		737,706	30.61%	225,828	—	—	—	225,828
Cheongna Energy Co., Ltd.		131,509	50.10%	65,886	3,137	(1,177)	—	67,846
Naepo Green Energy Co., Ltd.		191,096	29.20%	55,800	—	—	3,442	59,242
OneEnergy Asia Limited		1,172,226	40.00%	468,891	25,512	—	—	494,403
Prime Swedish Holding AB		82,178	45.00%	36,980	1,684	—	—	38,664
Namyangju Combined Heat and Power Co., Ltd.		209,634	70.10%	146,953	193	—	—	147,146
Trumbull Development Partners, LLC		690,772	56.23%	388,421	50,847	—	—	439,268

(*)	The percentage of ownership shown above is an effective percentage of ownership including the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)	The share of losses of associates and joint ventures that has not been recognized due to the discontinuation of loss recognition as of March 31, 2026 and December 31, 2025 is as follows:

In millions of won	As of March 31, 2026			As of December 31, 2025
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Boim Combined Heat and Power Generation Co., Ltd.	~~W~~	(2,938)	28,179	2,394	31,117
Samcheok Eco Materials Co., Ltd.		(27)	5,294	(5)	5,321
Barakah One Company		—	—	(174,713)	—
KAPES, Inc.		944	11,752	6,877	10,808
ITR Co., Ltd.		16	17	(14)	1
SEP Co., Ltd.		—	15	—	15
Noeul Green Energy Co., Ltd.		(526)	1,875	(1,434)	2,401
PlatformN. Co., Ltd.		—	20	2	20
KEPCO KPS CARABAO Corp.		5	181	(68)	176
Bitsolar Energy Co., Ltd.		69	1,689	356	1,620
Green Energy Electricity Generation Co., Ltd.		—	—	(396)	—
O2&B Global Co., Ltd.		2	22	14	20
Pulau Indah O&M Sdn. Bhd.		—	—	(1)	—
Foresight Iberian Solar Group Holding, S.L. (*2)		(382)	9,420	5,407	9,802
Green Radiation Co., Ltd.,		—	—	(11)	—
Hoenggye Renewable Energy Co., Ltd.,		—	—	(266)	—
CapMan Lynx SCA, SICAR (*1)		—	—	(31,090)	—
G.GURU Co., Ltd.		1	3	2	2
International Offshore Power Transmission Holding Company Limited		(76)	—	76	76
Jeju Gimnyeong Wind Power Co., Ltd.		(76)	—	76	76
Korea Energy Data Co., Ltd.		(8)	—	8	8
Wadi Noor Solar Power Company SAOC		5,568	6,279	711	711
Jaeun Resident Wind Power Plant Co., Ltd.		(390)	369	759	759
Lucy Equity Holdings, LLC		6,725	10,263	3,538	3,538
Remal First Holding Company		(508)	7,024	7,532	7,532
Naseem First Holding Company		(1,099)	7,071	8,170	8,170
KNOC Nigerian East Oil Co., Ltd. (*2)		758	14,605	(333)	13,847
KNOC Nigerian West Oil Co., Ltd. (*2)		707	13,439	(306)	12,732
Siraj AlTaqa AlNazifa		195	195	—	—
Luluah SKY Energy Holding Ltd.		37	37	—	—

(*1)	Liquidated during the prior period.
(*2)	Further share of losses exceeding the carrying amount of the investment is recognized against other long-term interests, such as loans, that in substance form part of the net investment in the entity.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of March 31, 2026, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warranty period in the EPC contract of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(ii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iii)	Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

(iv)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. Also, the Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

(v)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

(vi)	Omisan Wind Power Co., Ltd.

The Group has the right to claim Unison Co., Ltd. to transfer its shares in Omisan Wind Power Co., Ltd. either as a whole or as a part after the completion of the power generation complex, and if the Group exercises its right to claim transfer, Unison Co., Ltd. is obliged to transfer such shares at fair value to the Group or a third party designated by the Group.

(vii)	Geumsungsan Wind Power Co., Ltd.

The Group has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation.

(viii)	Seokmun Green Energy

According to the special conditions of the REC trading contract, the Group may demand the sale of ownership stakes held by other investors to the Group, or the investors may acquire new stakes or modify business documents through a capital increase in Seokmun Green Energy with prior written consent from the trustee. In the event that other investors sell their stakes to the Group, they may demand that the Group purchase their stakes in the future if certain conditions are met.

(ix)	Taebaek Guinemi Wind Power Co., Ltd.

If shareholders of Taebaek Guinemi Wind Power Co., Ltd. other than the Group intend to sell their shares after the elapse of warranty period for wind power generators specified in the EPC contract, the Group has preferential right to other parties and third parties to take over the shares that the shareholders want to sell at fair value by reaching agreement with the shareholders on the timing of sales and volume of shares to be sold considering the financial conditions, management conditions and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of March 31, 2026, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(x)	HORANG ENERGY Inc.

The Group has the right to purchase all or partial shares of HORANG ENERGY Inc. held by other shareholders after three years have elapsed from the date of commencing the operations under the unanimous agreement of all shareholders. The Group also has an obligation to sell its shares in HORANG ENERGY Inc. either as a whole or as a part to CNcore Co., Ltd. after three years have elapsed from the date of commencing the operations upon the claim of CNcore Co., Ltd., under the unanimous agreement of all shareholders.

(xi)	Namyangju Combined Heat and Power Co., Ltd.

The Group has an obligation to purchase certain shares from Narae Energy Co., Ltd. at fair value when Narae Energy Co., Ltd. intends to sell its shares in Namyangju Combined Heat and Power Co., Ltd. on the exercise date agreed upon in accordance with the shareholders’ agreement. If Narae Energy Co., Ltd. becomes the largest shareholder by selling, assigning, or transferring shares in accordance with the shareholders’ agreement, the Group is obligated to guarantee the drag-along right that allows Narae Energy Co., Ltd. to sell the shares held by both shareholders under the same conditions.

(xii)	Jeongeup Green Power Co., Ltd.

The Group has the right to acquire the shares held by M Eco Co., Ltd. at fair value on the date when it has been third, seventh, and tenth year from the beginning date of commercial operation. However, if M Eco Co., Ltd. transfers its shares to the entity holding the majority of shares in M Eco Co., Ltd., its right to transfer shares to the shareholder prevails the Group’s right to acquire shares from M Eco Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates and joint ventures as of as of March 31, 2026 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Daeryun Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the financial institutions.

KNH Solar Co., Ltd.	Shares cannot be wholly or partially transferred without the prior written consent of other shareholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the prior written consent of other shareholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of interested parties. All or part of the stocks held cannot be transferred without the written consent of the financial institution and if the conditions for the O&M utilization rate are not met or if a payment deferment is necessary due to the fulfillment of the obligation to provide funds, the contract amount will be paid in a subordinated order.

Solaseado Solar Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of other stakeholders including shareholders and financial institutions.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the written consent of the other shareholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and consent of the financial institutions is obtained. Also, shares cannot be wholly or partially transferred without the written consent of the financial institutions.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the payment conditions are satisfied.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of March 31, 2026 are as follows, continued:

Company	Nature and extent of any significant restrictions

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without the consent of the stakeholders including other shareholders and financial institutions. Also, either of Korea Southern Power Co., Ltd., a subsidiary of the Group, or Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party become less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

KPE green energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

Seokmun Green Energy	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Trumbull Asset Management, LLC	Shares cannot be either wholly or partially transferred without the consent of the stakeholders.

HORANG ENERGY Inc.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred before three years have passed after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Yanggu Floating Photovoltaic Power Plant Inc.	Payment of dividends or repayment of loans such as subordinated loans to the investors can be made only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Hoenggye Renewable Energy Co., Ltd.	Dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained.

Dongducheon Dream Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid only when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of March 31, 2026 are as follows, continued:

Company	Nature and extent of any significant restrictions

Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior consent of the stakeholders.

Shin Pyeongtaek Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seoroseoro Sunny Power Plant Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Anjwa Smart Farm & Solar City Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Muan Solar Park Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

YuDang Solar Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haemodum Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Cheongna Energy Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Hapcheon Floating Photovoltaic Power Plant Inc.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Yeongwol Eco Wind Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gurae Resident Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gunsan Land Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions. When the internal rate of return defined in shareholders’ agreement is met, any excessive dividend income must be provided to Gunsan City.

Eumseong Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

PungBack Wind Farm Corporation	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seobusambo highway photovoltaics Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of March 31, 2026 are as follows, continued:

Company	Nature and extent of any significant restrictions

Haman Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. In addition, the Group cannot transfer all or part of its shares without the consent of other shareholders until five years have elapsed from the date of issuance of the acquisition notice after the comprehensive completion of the EPC contract for the project, and shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Jeongeup Green Power Co., Ltd.	Dividends to investors are only possible when the conditions in the loan agreement are met or prior written consent from the financial institution is obtained, and subordinated loans cannot be paid to investors before the loan principal and interest are fully repaid. Additionally, all or part of the shares held cannot be transferred without the consent of other shareholders before the commencement of commercial operation of this business. The entity’s stocks may not be transferred to a third party or otherwise disposed of in a manner not permitted in the financial documents without the prior written consent of the agent bank.

Nepal Water & Energy Development Company Private Limited	The Group must maintain a minimum percentage of ownership (50%) until the project completion date and thereafter.

Goseong Green Power Co., Ltd.	Shares cannot be either wholly or partially transferred before the final completion date of the project without the consent of the stakeholders.

Gangneung Eco Power Co., Ltd.	Shares cannot be either wholly or partially transferred until two years have elapsed from the final completion date of the project without the consent of the stakeholders.

S-Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.

South Jamaica Power Company Limited	Dividends can be paid only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Rutile BESS Holdings, LLC	Shares cannot be either wholly or partially transferred without prior written consent of other stakeholders.

Kumyang Eco Park Co., Ltd.	Dividends and payables from settlement for renewable energy certificates can only be paid when all conditions of the loan agreement are satisfied or a prior written consent of financial institutions is obtained.

HyChangwon Fuel Cell. Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. In addition, the Group cannot transfer all or part of its shares until five years have elapsed from the date of issuance of the acquisition notice. Shares cannot be wholly or partially transferred without obtaining prior written consent of the financial institutions.

Roof One Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be wholly or partially transferred without obtaining prior consent of the stakeholders.

Amaala Sustainable Company for Energy LLC	Dividends may be payable only when all conditions prescribed in the loan agreement between Amaala Sustainable Company for Energy LLC and financial institution are satisfied.

Namjeju Bitdream Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Cheonwang Green Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haetbyeotgil Solar Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be wholly or partially transferred without obtaining prior consent of the stakeholders.

Luluah SKY Energy Holding Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be wholly or partially transferred without obtaining prior consent of the stakeholders.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,946,946	(27,391)	—	(33,153)	14,886,402
Buildings		27,896,182	(37,108)	(14,039,966)	(7,120)	13,811,988
Structures		94,155,259	(147,037)	(41,267,752)	(18,678)	52,721,792
Machinery		128,107,392	(91,921)	(71,754,123)	(546,125)	55,715,223
Ships		17,870	—	(9,665)	—	8,205
Vehicles		551,554	(2,588)	(415,792)	(164)	133,010
Equipment		2,689,310	(1,394)	(2,237,899)	(904)	449,113
Tools		1,507,294	(929)	(1,321,990)	(1)	184,374
Construction-in-progress		37,951,934	(234,123)	—	(22,795)	37,695,016
Right-of-use assets		5,483,776	—	(2,897,321)	(27)	2,586,428
Asset retirement costs		18,430,423	—	(9,414,103)	(146,423)	8,869,897
Others		18,870,918	—	(16,386,840)	(156)	2,483,922

	~~W~~	350,608,858	(542,491)	(159,745,451)	(775,546)	189,545,370

In millions of won	As of December 31, 2025
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,867,112	(27,392)	—	(30,756)	14,808,964
Buildings		27,544,929	(38,077)	(13,779,225)	(7,119)	13,720,508
Structures		93,340,759	(149,558)	(40,552,716)	(18,678)	52,619,807
Machinery		126,564,408	(94,337)	(70,384,493)	(546,317)	55,539,261
Ships		17,870	—	(9,199)	—	8,671
Vehicles		538,604	(2,683)	(402,753)	(116)	133,052
Equipment		2,641,393	(1,868)	(2,191,439)	(376)	447,710
Tools		1,495,250	(982)	(1,305,965)	(1)	188,302
Construction-in-progress		36,779,508	(230,573)	—	(22,795)	36,526,140
Right-of-use assets		5,441,389	—	(2,809,452)	—	2,631,937
Asset retirement costs		18,347,513	—	(9,302,981)	(146,422)	8,898,110
Others		18,380,931	—	(16,151,855)	—	2,229,076

	~~W~~	345,959,666	(545,470)	(156,890,078)	(772,580)	187,751,538

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	14,836,356	346	(134)	—	(826)	78,051	14,913,793
(Government grants)		(27,392)	—	1	—	—	—	(27,391)
Buildings		13,758,585	11,272	(1,469)	(251,415)	—	332,123	13,849,096
(Government grants)		(38,077)	—	—	970	—	(1)	(37,108)
Structures		52,769,365	3,996	(58,241)	(767,170)	—	920,879	52,868,829
(Government grants)		(149,558)	—	100	2,426	—	(5)	(147,037)
Machinery		55,633,598	117,916	(42,786)	(1,590,769)	—	1,689,185	55,807,144
(Government grants)		(94,337)	—	28	3,405	—	(1,017)	(91,921)
Ships		8,671	—	—	(466)	—	—	8,205
Vehicles		135,735	1,288	(3)	(15,747)	—	14,325	135,598
(Government grants)		(2,683)	—	2	336	—	(243)	(2,588)
Equipment		449,578	25,776	(24)	(53,437)	1	28,613	450,507
(Government grants)		(1,868)	—	—	537	—	(63)	(1,394)
Tools		189,284	5,287	(12)	(20,379)	—	11,123	185,303
(Government grants)		(982)	—	—	113	—	(60)	(929)
Construction-in-progress		36,756,713	3,902,907	(23)	—	—	(2,730,458)	37,929,139
(Government grants)		(230,573)	1,093	—	—	—	(4,643)	(234,123)
Right-of-use assets		2,631,937	55,770	(9,789)	(113,433)	—	21,943	2,586,428
Asset retirement costs		8,898,110	—	—	(286,161)	—	257,948	8,869,897
Others		2,229,076	1,894	—	(239,494)	—	492,446	2,483,922

	~~W~~	187,751,538	4,127,545	(112,350)	(3,330,684)	(825)	1,110,146	189,545,370

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows, continued:

In millions of won	For the year ended December 31, 2025
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	14,548,055	3,397	(14,757)	—	—	299,661	14,836,356
(Government grants)		(27,403)	—	11	—	—	—	(27,392)
Buildings		13,397,461	29,671	(27,419)	(1,008,638)	(16)	1,367,526	13,758,585
(Government grants)		(41,718)	—	4	3,937	—	(300)	(38,077)
Structures		51,792,939	8,593	(304,274)	(3,015,461)	—	4,287,568	52,769,365
(Government grants)		(149,737)	—	687	9,552	—	(10,060)	(149,558)
Machinery		56,955,731	477,443	(238,182)	(6,371,551)	(14,246)	4,824,403	55,633,598
(Government grants)		(105,546)	—	384	15,011	—	(4,186)	(94,337)
Ships		10,534	—	—	(1,863)	—	—	8,671
Vehicles		81,451	5,482	(108)	(49,732)	—	98,642	135,735
(Government grants)		(2,745)	—	6	1,309	—	(1,253)	(2,683)
Equipment		438,096	88,890	(166)	(212,174)	—	134,932	449,578
(Government grants)		(3,915)	—	—	2,119	—	(72)	(1,868)
Tools		173,736	36,172	(48)	(78,791)	—	58,215	189,284
(Government grants)		(1,306)	—	—	437	—	(113)	(982)
Construction-in-progress		31,284,358	15,728,954	(65)	—	—	(10,256,534)	36,756,713
(Government grants)		(223,566)	4,685	—	—	—	(11,692)	(230,573)
Right-of-use assets		3,046,396	100,430	(5,876)	(477,663)	—	(31,350)	2,631,937
Asset retirement costs		9,748,444	—	—	(1,437,687)	—	587,353	8,898,110
Others		2,061,498	2,849	—	(1,007,904)	—	1,172,633	2,229,076

	~~W~~	182,982,763	16,486,566	(589,803)	(13,629,099)	(14,262)	2,515,373	187,751,538

(3)

For the three-month period ended March 31, 2026, the Group’s subsidiaries including Korea Hydro & Nuclear Power Co., Ltd. recognized proceeds and costs from selling items produced before the assets’ intended use. As a result, ~~W~~58,552 million (~~W~~331 million for the three-month period ended March 31, 2025) was recognized as revenue and ~~W~~ 73,641 million (~~W~~669 million for the three-month period ended March 31, 2025) was recognized as cost of sales in profit or loss, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

19.	Investment Properties

(1)	Investment properties as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	185,294	—	—	185,294
Buildings		24,631	(21)	(14,794)	9,816

	~~W~~	209,925	(21)	(14,794)	195,110

In millions of won	As of December 31, 2025
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	218,041	—	—	218,041
Buildings		38,311	(22)	(17,558)	20,731

	~~W~~	256,352	(22)	(17,558)	238,772

(2)	Changes in investment properties for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	218,041	—	—	(32,747)	185,294
Buildings		20,753	—	(256)	(10,660)	9,837
(Government grants)		(22)	—	—	1	(21)

	~~W~~	238,772	—	(256)	(43,406)	195,110

In millions of won	For the year ended December 31, 2025
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	210,509	—	—	7,532	218,041
Buildings		18,497	—	(1,082)	3,338	20,753
(Government grants)		(22)	—	—	—	(22)

	~~W~~	228,984	—	(1,082)	10,870	238,772

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026		For the three-month period ended March 31, 2025
Rental income	~~W~~	3,135	2,784
Operating and maintenance expenses related to rental income		(262)	(201)

	~~W~~	2,873	2,583

(4)	Fair values of investment properties as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026			As of December 31, 2025
	Book value		Fair value	Book value	Fair value
Land	~~W~~	185,294	313,582	218,041	363,922
Buildings		9,816	10,168	20,731	24,126

	~~W~~	195,110	323,750	238,772	388,048

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

20.	Construction Contracts

(1)	Changes in the total contract amount in which revenue is not yet recognized for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	34,187,761	1,425,209	(225,278)	35,387,692

(*)

For the three-month period ended March 31, 2026, the increased balance of contracts from new orders is ~~W~~1,426,013 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~804 million.

In millions of won	For the year ended December 31, 2025
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	6,136,773	28,724,681	(673,693)	34,187,761

(*)

For the year ended December 31, 2025, the increased balance of contracts from new orders is ~~W~~29,718,160 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~993,479 million.

(2)	Accumulated earned revenue, expense and others related to the Group’s construction contracts in progress as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	24,162,486	25,729,583	(1,567,097)	102,441

In millions of won	As of December 31, 2025
	Accumulated earned revenue		Accumulated expense	Accumulated Profit (loss)	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	23,954,612	25,468,062	(1,513,450)	102,359

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

20.	Construction Contracts, Continued

(3)	The gross amounts due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract works as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026			As of December 31, 2025
	Contract assets (*1)		Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)
Nuclear power plant construction in overseas and others	~~W~~	651,060	345,822	538,057	363,521

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.

(*2)

Included in non-financial liabilities as advance received in the consolidated statements of financial position. The revenue recognized for the three-month period ended March 31, 2026 from the amounts included in contract liabilities at the end of the prior year was ~~W~~95,247 million.

(4)

The contracts with customers state that the disclosure of information related to UAE and Egypt Eldaba nuclear power plant construction projects such as rate of progress, unbilled construction, impairment losses, etc. is not allowed without consent from the customers. The customers did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that the purchasers may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

	Contract date	Completion date
Egypt Eldaba nuclear power plant construction projects	August 25, 2022	April 8, 2029
Construction of Retubing and Refurbishment for Cernavoda NPP Unit1 Refurbishment Project in Romania	December 19, 2024	June 30, 2030
Dukovany nuclear power plant construction projects (Units 5 and 6) in the Czech Republic (*)	June 17, 2025	—

(*)	The completion date of the Dukovany New Nuclear Power Plant (Units 5 and 6) Project is exempt from disclosure pursuant to the laws of the Czech Republic.

(5)

The Group is in discussion with the contracting parties about the prolongation costs and liquidated damages for the UAE nuclear power plant project. As of March 31, 2026, the Group recognized the amount of estimated outflow of resources embodying economic benefits related to the prolongation costs as provisions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

20.	Construction Contracts, Continued

(6)

The operating segment information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the three-month period ended March 31, 2026 is as follows:

In millions of won	For the three-month period ended March 31, 2026
	Effect from changes in accounting estimates							Contract assets from construction contracts		Trade receivables from construction contracts
	Expected loss on construction contracts		The effect on profit or loss of changes in estimates of contract revenue and contract costs	Amounts recognized in current profit or loss	Amounts to be recognized in future profit or loss	Changes in estimated total contract costs	Revenue recognized from performance obligations satisfied in previous periods	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~	19,951	(117,990)	(118,016)	26	111,851	—	296,178	—	—	—
Electric power generation (Nuclear)		1,394,587	909,999	44,762	865,237	317,680	—	271,487	—	130,907	—
Plant maintenance & engineering Service and others		3,000	(247,498)	(416)	(247,082)	260,447	7,539	75,978	6	34,497	5,617
Others		—	—	—	—	—	—	7,417	—	17,676	50

	~~W~~	1,417,538	544,511	(73,670)	618,181	689,978	7,539	651,060	6	183,080	5,667

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,251,149	(707)	(1,083,812)	(1,134)	165,496
Copyrights, patents rights and other industrial rights		57,571	—	(42,761)	—	14,810
Mining rights		673,351	—	(18,292)	(645,800)	9,259
Development expenditures		1,036,890	(467)	(972,427)	—	63,996
Intangible assets under development		108,977	(5,538)	—	—	103,439
Usage rights of donated assets and others		622,651	—	(473,816)	(136)	148,699
Leasehold rights		28,185	—	(26,144)	(538)	1,503
Greenhouse gas emissions rights		109,496	—	—	—	109,496
Others		640,360	(112)	(219,783)	(12,223)	408,242

	~~W~~	4,528,630	(6,824)	(2,837,035)	(659,831)	1,024,940

In millions of won	As of December 31, 2025
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,237,800	(804)	(1,064,876)	(19)	172,101
Copyrights, patents rights and other industrial rights		57,100	—	(42,168)	—	14,932
Mining rights		626,449	—	(16,125)	(601,636)	8,688
Development expenditures		1,033,744	(540)	(965,175)	—	68,029
Intangible assets under development		125,687	(5,044)	—	—	120,643
Usage rights of donated assets and others		602,139	—	(470,762)	(136)	131,241
Leasehold rights		28,185	—	(25,959)	(538)	1,688
Greenhouse gas emissions rights		108,300	—	—	—	108,300
Others		631,396	(136)	(243,363)	(12,224)	375,673

	~~W~~	4,450,800	(6,524)	(2,828,428)	(614,553)	1,001,295

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	172,905	5,108	—	(21,136)	(1,115)	10,441	166,203
(Government grants)		(804)	—	—	111	—	(14)	(707)
Copyrights, patents rights and other industrial rights		14,932	25	—	(520)	—	373	14,810
Mining rights		8,688	807	—	(777)	—	541	9,259
Development expenditures		68,569	—	—	(7,467)	—	3,361	64,463
(Government grants)		(540)	—	—	73	—	—	(467)
Intangible assets under development		125,687	15,466	—	—	—	(32,176)	108,977
(Government grants)		(5,044)	—	—	—	—	(494)	(5,538)
Usage rights of donated assets and others		131,241	—	—	(3,521)	—	20,979	148,699
Leasehold rights		1,688	—	—	(185)	—	—	1,503
Greenhouse gas emissions rights		108,300	1,169	—	27	—	—	109,496
Others		375,809	11,373	—	(5,982)	—	27,154	408,354
(Government grants)		(136)	—	—	24	—	—	(112)

	~~W~~	1,001,295	33,948	—	(39,353)	(1,115)	30,165	1,024,940

In millions of won	For the year ended December 31, 2025
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	179,989	23,008	(2,267)	(89,309)	40	61,444	172,905
(Government grants)		(844)	—	—	342	—	(302)	(804)
Copyrights, patents rights and other industrial rights		26,631	390	(12)	(4,937)	(8,348)	1,208	14,932
Mining rights		29,422	30	(972)	(1,569)	—	(18,223)	8,688
Development expenditures		73,673	—	—	(27,901)	—	22,797	68,569
(Government grants)		(939)	—	—	496	—	(97)	(540)
Intangible assets under development		87,641	75,291	—	—	(30)	(37,215)	125,687
(Government grants)		(3,473)	—	—	—	—	(1,571)	(5,044)
Usage rights of donated assets and others		133,379	—	—	(11,599)	—	9,461	131,241
Leasehold rights		2,431	—	—	(743)	—	—	1,688
Greenhouse gas emissions rights		135,534	1,523	—	—	—	(28,757)	108,300
Others		383,703	2,251	(1,350)	(23,483)	(58)	14,746	375,809
(Government grants)		(229)	—	—	93	—	—	(136)

	~~W~~	1,046,918	102,493	(4,601)	(158,610)	(8,396)	23,491	1,001,295

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won and thousands of Australian dollars
As of March 31, 2026
Type	Description	Currency	Amount	Remaining useful lives
Software	S/4HANA ERP license	KRW	2,443	1 years and 8 months
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	3,025	8 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	4,481	4 years and 3 months
Others	Occupancy and use of public waters	KRW	58,625	10 years and 10 month
	Greenhouse gas emissions rights	KRW	109,496	—
	Business rights	KRW	172,434	—

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

In millions of won and thousands of Australian dollars
As of December 31, 2025
Type	Description	Currency	Amount	Remaining useful lives
Software	S/4HANA ERP license	KRW	2,810	1 years and 11 months
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	4,159	11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	4,745	4 years and 6 months
Others	Occupancy and use of public waters	KRW	59,977	11 years and 1 month
	Greenhouse gas emissions rights	KRW	108,300	—
	Business rights	KRW	143,216	24 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For each of the three-month periods ended March 31, 2026 and 2025, the Group recognized research and development expenses of ~~W~~607,182 million and ~~W~~175,955 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

22.	Trade and Other Payables

Trade and other payables as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	4,197,083	—	3,543,008	—
Non-trade payables		2,322,816	1,300,457	2,413,056	1,298,781
Accrued expenses		1,853,099	41,088	2,066,595	39,309
Leasehold deposits received		5,563	726	5,448	956
Other deposits received		84,743	42,882	82,116	38,788
Lease liabilities		529,536	2,637,588	510,105	2,640,775
Dividends payable		1,054,170	—	1,319	—
Others (*)		23	10,212	24	10,199

	~~W~~	10,047,033	4,032,953	8,621,671	4,028,808

(*)	Details of others as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	2,689	—	2,689
Others		23	7,523	24	7,510

	~~W~~	23	10,212	24	10,199

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026		As of December 31, 2025
Current liabilities
Short-term borrowings	~~W~~	9,524,299	9,979,420
Current portion of long-term borrowings		9,272,552	8,744,156
Current portion of debt securities		29,485,761	27,173,916
Less: current portion of discount on long-term borrowings		(1,950)	(2,054)
Less: current portion of discount on debt securities		(10,113)	(8,468)

		48,270,549	45,886,970

Non-current liabilities
Long-term borrowings		3,353,864	3,317,261
Debt securities		76,787,812	80,769,677
Less: discount on long-term borrowings		(41,218)	(42,487)
Less: discount on debt securities		(159,860)	(162,129)

		79,940,598	83,882,322

	~~W~~	128,211,147	129,769,292

(2)	Repayment schedules of borrowings and debt securities as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won
As of March 31, 2026
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	18,796,851	29,485,761
1~ 5 years		1,212,832	56,200,498
More than 5 years		2,141,032	20,587,314

	~~W~~	22,150,715	106,273,573

In millions of won
As of December 31, 2025
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	18,723,576	27,173,916
1~ 5 years		1,268,982	59,991,872
More than 5 years		2,048,279	20,777,805

	~~W~~	22,040,837	107,943,593

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won and thousands of foreign currencies
As of March 31, 2026
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	Yuanta Securities Co., Ltd. and others	2.75 ~ 4.99	2026.04.03 ~2026.12.31		—	~~W~~	6,543,353
Local short-term borrowings	Nonghyup Bank and others	3M CD + 0.62 ~ 0.80 4.33	2026.05.27 ~2026.07.11		—		2,609,200
Local short-term borrowings	Korea Development Bank	Short-term loan base interest rate + 0.99	2027.02.24		—		30,000
Local short-term borrowings	Export-Import Bank of Korea	2.97 ~ 3.30	2026.09.18 ~2026.12.29		—		30,000
Foreign short-term borrowings	Hana Bank and others	SOFR(1M) + 0.40 ~ 0.90	2026.08.11	USD	49,275		74,573
Foreign short-term borrowings	DBS	Compounded SOFR + 0.78	2029.10.14	SAR	216,159		87,173

Local bank overdraft	Nonghyup Bank	3.40	2026.04.09		—		150,000

						~~W~~	9,524,299

In millions of won and thousands of foreign currencies
As of December 31, 2025
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	Yuanta Securities Co., Ltd. and others	2.82 ~ 3.65	2026.01.02 ~2026.05.18		—	~~W~~	7,018,433
Local short-term borrowings	Nonghyup Bank and others	3M CD + 0.62 ~ 0.80	2026.05.27 ~2026.07.11		—		2,600,000
Local short-term borrowings	Korea Development Bank	Short-term loan base interest rate + 1.03	2026.02.24		—		30,000
Local short-term borrowings	Export-Import Bank of Korea	2.97 ~ 3.30	2026.09.18 ~2026.12.29		—		30,000
Foreign short-term borrowings	Hana Bank and others	SOFR(1M) + 0.40 ~ 0.90	2026.08.11 ~2026.11.25	USD	49,165		70,547
Local bank overdraft	Nonghyup Bank	3.26	2026.01.08		—		183,300
Local bank overdraft	Hana Bank	1yr bank debenture rate+1.07	2026.10.31		—		47,140

						~~W~~	9,979,420

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won
As of March 31, 2026
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2026~2044	—	~~W~~	1,019
	Facility	4.60~4.94	2028~2042	—		45,556
	Facility	CB rate+0.90	2029	—		6,962
Hana Bank and others	Commercial Paper	3M CD + 0.25~1.20	2026~2030	—		8,950,000
	Facility	4.60	2028	—		3,244
	Facility	3yr KTB rate-1.25	2026~2028	—		1,661
Export-Import Bank of Korea	Project loans	1.00	2026	—		1,473
	Facility	1.32	2027~2028	—		44,000
	Operating funds	3M bank debenture rate+0.66	2026	—		50,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 1.75	2028	—		6,257
	Project loans	—	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		9,739
	Others	3.95	2034	—		60,306
	Others	Standard overdraft rate+1.00	2034	—		60,306
Kookmin Bank	Facility	4.58~4.93 3M CD+1.79	2030~2037	—		159,227
Woori Bank	Facility	3M CD+1.90 Standard overdraft rate+1.60 4.93	2034~2042	—		91,850
IBK	Facility	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility	4.58~4.68	2030~2041	—		39,093
Others	Facility	3.30~6.80	2028~2042	—		756,806
	Facility	CB rate+1.10 1.75~4.68	2028~2041	—		19,426
	Others	4.40~7.90	2038~2039	—		79,184
	Others	2.10~5.41	2031~2034	—		49,817

					~~W~~	10,467,813

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of March 31, 2026 and December 31, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies
As of March 31, 2026
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744	~~W~~	13,233
Export-Import Bank of Korea and others	Direct Loan and others	Fixed + compound SOFR 1.80~3.20	2036	USD 65,616		99,303
	Direct Loan and others	6M Synthetic Libor +2.25~3.70	2027	USD 32,621		49,368
	Facility	TermSOFR(3M)+ 26.161bps(adj)+197.5bps	2028	USD 83,147		125,835
	Facility	SOFR+0.43~1.83	2029~2031	USD 122,183		184,912
	Facility	SOFR+0.78	2029	SAR 301,909		121,754
POSCO E&C and others	Shareholder’s Loan	8.00	2026	USD 3,978		6,021
	Shareholder’s Loan	8.00	2031	USD 6,845		10,359
NH-Amundi	Syndicated Loan	8.00	2032	JPY 646,685		6,122
SMTB	Syndicated Loan	((0.55%+TIBOR 6M)×40%) +(1.8225%×60%)	2036	JPY 5,608,572		53,098
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 36,284		62,894
MUFGBank and others	Facility	SOFR(3M)+1.60 SOFR(6M)+CAS+5.00 5.08~5.53	2026~2049	USD 694,956		1,051,746
Hanwha US Solar Private Fund 1 and others	Facility	6.00	2038	USD 61,026		92,356
Shinhan Bank	Facility	1M BBSY+1.40~2.25	2026	AUD 223,638		231,671
Nonghyup Bank and others	Facility	10.40	2039	USD 32,993		49,931

						2,158,603

						12,626,416
Less: discount on long-term borrowings						(43,168)
Less: current portion of long-term borrowings						(9,272,552)
Add: current portion of discount on long-term borrowings						1,950

					~~W~~	3,312,646

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of March 31, 2026 and December 31, 2025 are as follows, continued:

In millions of won
As of December 31, 2025
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2025~2044	—	~~W~~	1,097
	Facility	4.60~4.94	2028~2042	—		46,340
	Facility	CB rate+0.90	2029	—		7,457
Hana Bank and others	Commercial Paper	3M CD + 0.31~1.20	2025~2030	—		8,350,000
	Facility	4.60	2028	—		3,578
	Facility	3yr KTB rate-1.25	2025~2028	—		1,827
Export-Import Bank of Korea	Project loans	1.00	2026	—		1,473
	Facility	1.32	2026~2028	—		48,000
	Operating funds	3M bank debenture rate+0.66	2026	—		50,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 1.75	2028	—		6,438
	Project loans	—	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		10,586
	Others	3.95	2034	—		61,820
	Others	Standard overdraft rate+1.00	2034	—		61,820
Kookmin Bank	Facility	4.36~5.93	2030~2037	—		161,114
Woori Bank	Facility	3M CD+1.90 4.65~5.20	2034~2042	—		92,963
IBK	Facility	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility	5.60~5.70	2030~2041	—		39,093
Others	Facility	3.30~6.80	2028~2042	—		768,821
	Facility	CB rate+1.10 1.75~5.70	2028~2041	—		20,549
	Others	4.40~7.90	2038~2039	—		79,296
	Others	2.00~5.41	2031~2034	—		49,819

					~~W~~	9,893,978

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of March 31, 2026 and December 31, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies
As of December 31, 2025
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744	~~W~~	12,546
Export-Import Bank of Korea and others	Direct Loan and others	6.72~8.12	2036	USD 65,616		94,152
	Direct Loan and others	6M Synthetic Libor +2.25~3.70	2027	USD 32,621		46,808
	Facility	SOFR+0.43~1.83	2029~2031	USD 125,556		180,160
	Facility	SOFR+0.78	2029	SAR 517,167		197,847
POSCO E&C and others	Shareholder’s Loan	8.00	2026	USD 4,086		5,863
	Shareholder’s Loan	8.00	2031	USD 6,845		9,822
NH-Amundi	Syndicated Loan	8.00	2032	JPY 491,448		4,510
SMTB	Syndicated Loan	((0.55%+TIBOR 6M)×40%) +(1.8225%×60%)	2036	JPY 5,792,647		53,155
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 36,060		60,786
MUFG Bank and others	Facility	SOFR(3M)+1.60~1.99 SOFR(6M)+5.00 5.67~6.18	2026~2032	USD 801,862		1,150,592
Hanwha US Solar Private Fund 1 and others	Facility	6.00	2038	USD 60,818		87,267
Shinhan Bank	Facility	1M BBSY+1.40~2.25	2026	AUD 223,008		214,315
Nonghyup Bank and others	Facility	10.40	2039	USD 34,577		49,616

						2,167,439

						12,061,417
Less: discount on long-term borrowings						(44,541)
Less: current portion of long-term borrowings						(8,744,156)
Add: current portion of discount on long-term borrowings						2,054

					~~W~~	3,274,774

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	As of March 31, 2026		As of December 31, 2025
Electricity Bonds	2012.03.27 ~2026.03.17	2026.04.04 ~2052.04.21	1.48~5.69	~~W~~	57,380,000	59,850,000
Corporate Bonds (*)	2009.10.16 ~2026.02.13	2026.04.08 ~2054.06.28	1.29~10.00		30,917,353	29,957,353
Corporate Bonds	2021.05.26 ~2023.12.28	2041.05.25 ~2043.09.15	1.75~3.78		41,577	41,578

					88,338,930	89,848,931
Less: discount on local debt securities					(53,119)	(52,559)
Less: current portion of local debt securities					(22,691,584)	(21,801,584)
Add: current portion of discount on local debt securities					3,187	2,163

				~~W~~	65,597,414	67,996,951

(*)

Among the corporate bonds, each holder of Hee Mang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ~~W~~1,584 million, may exercise the early redemption rights on the 5th year (March 31, 2021) from the date of issuance of the bonds and every year on March 31 thereafter, until the year before the redemption date.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won and thousands of foreign currencies
March 31, 2026
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	421,786
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		476,293
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		434,225
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		151,340
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		454,020
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		69,335
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		71,235
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		318,698
FY-19	2019.07.19	2027.07.19	0.05	CHF 100,000		189,163
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 310,682		470,186
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		756,700
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		454,020
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		454,020
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		454,020
FY-22	2022.06.14	2027.06.14	4.00	USD 300,000		454,020
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		1,059,380
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD 800,000		1,210,720
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD 2,350,000		453,903
FY-23	2023.06.07	2030.06.07	4.51	HKD 1,037,000		200,297
FY-23	2023.07.12	2028.07.12	4.88	USD 350,000		529,690
FY-23	2023.07.18	2028.07.18	5.00	USD 500,000		756,700
FY-23	2023.07.31	2026.07.31	5.38	USD 1,000,000		1,513,400
FY-23	2023.09.21	2026.09.21	5.38	USD 300,000		454,020
FY-24	2024.01.31	2027.01.31	4.88	USD 1,200,000		1,816,080
FY-24	2024.07.29	2029.07.29	4.63	USD 500,000		756,700
FY-25	2025.02.13	2028.02.13	4.75	USD 400,000		605,360
FY-25	2025.03.05	2028.03.05	4.10	HKD 1,166,000		225,213
FY-25	2025.07.30	2030.07.30	SOFR+0.79	USD 500,000		756,700
FY-25	2025.11.04	2031.05.04	4.00	USD 300,000		454,020
FY-25	2025.11.12	2028.11.12	Compounded Daily SOFR+0.62	USD 600,000		908,040
FY-25	2025.11.12	2030.11.12	4.13	USD 400,000		605,359

						17,934,643
Less: discount on foreign debt securities						(116,854)
Less: current portion of foreign debt securities						(6,794,177)
Add: current portion of discount on foreign debt securities						6,926

					~~W~~	11,030,538

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of March 31, 2026 and December 31, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2025
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	399,908
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		451,587
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		411,702
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		143,490
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		430,470
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		67,429
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		70,187
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		304,277
FY-19	2019.07.19	2027.07.19	0.05	CHF 100,000		181,197
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 310,682		445,798
FY-20	2020.08.03	2026.02.03	0.61	USD 300,000		430,470
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		645,705
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		717,450
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		430,470
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		430,470
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		430,470
FY-22	2022.06.14	2027.06.14	4.00	USD 300,000		430,470
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		1,004,430
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD 800,000		1,147,920
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD 2,350,000		433,364
FY-23	2023.06.07	2030.06.07	4.51	HKD 1,037,000		191,233
FY-23	2023.07.12	2028.07.12	4.88	USD 350,000		502,215
FY-23	2023.07.18	2028.07.18	5.00	USD 500,000		717,450
FY-23	2023.07.31	2026.07.31	5.38	USD 1,000,000		1,434,900
FY-23	2023.09.21	2026.09.21	5.38	USD 300,000		430,470
FY-24	2024.01.31	2027.01.31	4.88	USD 1,200,000		1,721,880
FY-24	2024.07.29	2029.07.29	4.63	USD 500,000		717,450
FY-25	2025.02.13	2028.02.13	4.75	USD 400,000		573,960
FY-25	2025.03.05	2028.03.05	4.10	HKD 1,166,000		215,022
FY-25	2025.07.30	2030.07.30	SOFR+0.79	USD 500,000		717,450
FY-25	2025.11.04	2031.05.04	4.00	USD 300,000		430,470
FY-25	2025.11.12	2028.11.12	Compounded Daily SOFR+0.62	USD 600,000		860,939
FY-25	2025.11.12	2030.11.12	4.13	USD 400,000		573,959

						18,094,662
Less: discount on foreign debt securities						(118,038)
Less: current portion of foreign debt securities						(5,372,332)
Add: current portion of discount on foreign debt securities						6,305

					~~W~~	12,610,597

(7)	Changes in borrowings and debt securities for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026				For the three-month period ended March 31, 2025
	Borrowings		Debt Securities	Total	Borrowings	Debt Securities	Total
Beginning balance	~~W~~	21,996,296	107,772,996	129,769,292	20,659,381	111,874,019	132,533,400
Cash flow		(115,815)	(2,500,420)	(2,616,235)	206,872	538,688	745,560
Effect of exchange rate fluctuations		225,693	830,400	1,056,093	(3,806)	(16,914)	(20,720)
Others		1,373	624	1,997	(25,855)	2,564	(23,291)

	~~W~~	22,107,547	106,103,600	128,211,147	20,836,592	112,398,357	133,234,949

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

24.	Lease

1)	Group as a lessee

(1)	Lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~57,081 million and ~~W~~21,003 million respectively, as expense for each of the three-month periods ended March 31, 2026 and 2025. The Group also applies the leases of low-value assets recognition exemption to lease contracts with underlying assets considered to be low value (i.e., approximately less than ~~W~~5 million), and recognized ~~W~~916 million and ~~W~~836 million respectively, as expense for each of the three-month periods ended March 31, 2026 and 2025. The Group has lease contracts for various items such as consecutive voyage charter contracts, real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026
	Acquisition Cost		Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	1,029,390	(414,545)	—	614,845
Buildings		232,675	(127,375)	(27)	105,273
Structures		55,320	(15,973)	—	39,347
Machinery		56,562	(35,118)	—	21,444
Ships		3,658,096	(2,140,137)	—	1,517,959
Vehicles		63,552	(41,520)	—	22,032
Others		388,181	(122,653)	—	265,528

	~~W~~	5,483,776	(2,897,321)	(27)	2,586,428

In millions of won	As of December 31, 2025
	Acquisition Cost		Accumulated depreciation	Book value
Land	~~W~~	1,025,978	(401,002)	624,976
Buildings		220,277	(126,636)	93,641
Structures		54,310	(15,125)	39,185
Machinery		56,211	(33,535)	22,676
Ships		3,630,728	(2,066,439)	1,564,289
Vehicles		72,416	(47,670)	24,746
Others (*)		381,469	(119,045)	262,424

	~~W~~	5,441,389	(2,809,452)	2,631,937

(*)	During the year ended December 31, 2025, the power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd., an LNG combined-cycle power project operator, was terminated.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

24.	Lease, Continued

1)	Group as a lessee, continued

(3)	Changes in right-of-use assets for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	624,976	9,972	(14,827)	(8,907)	3,631	614,845
Buildings		93,641	17,346	(10,651)	(882)	5,819	105,273
Structures		39,185	9	(3,309)	—	3,462	39,347
Machinery		22,676	249	(1,584)	—	103	21,444
Ships		1,564,289	21,698	(73,698)	—	5,670	1,517,959
Vehicles		24,746	562	(3,613)	—	337	22,032
Others		262,424	5,934	(5,751)	—	2,921	265,528

	~~W~~	2,631,937	55,770	(113,433)	(9,789)	21,943	2,586,428

In millions of won	For the year ended December 31, 2025
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	677,602	9,402	(59,793)	(2,035)	(200)	624,976
Buildings		105,841	25,783	(41,921)	(2,282)	6,220	93,641
Structures		40,859	1,889	(8,433)	(96)	4,966	39,185
Machinery		27,060	1,364	(6,515)	(19)	786	22,676
Ships		1,931,093	9,688	(316,823)	—	(59,669)	1,564,289
Vehicles		20,920	21,280	(15,498)	(1,444)	(512)	24,746
Others		243,021	31,024	(28,680)	—	17,059	262,424

	~~W~~	3,046,396	100,430	(477,663)	(5,876)	(31,350)	2,631,937

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

24.	Lease, Continued

1)	Group as a lessee, continued

(4)	Lease liabilities as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026		As of December 31, 2025
Less than 1 year	~~W~~	546,477	526,324
1 ~ 5 years		1,659,199	1,614,003
More than 5 years		1,336,773	1,407,310

		3,542,449	3,547,637
Less: present value discounts and others		(375,325)	(396,757)

Present value of lease payment	~~W~~	3,167,124	3,150,880

(5)	Details of the liquidity classification of lease liabilities as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026		As of December 31, 2025
Current lease liabilities	~~W~~	529,536	510,105
Non-current lease liabilities		2,637,588	2,640,775

	~~W~~	3,167,124	3,150,880

(6)	Changes in lease liabilities for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	3,150,880	53,156	(174,782)	17,433	120,437	3,167,124

(*)	Others include the translation effect of foreign currency lease liabilities and others.

In millions of won	For the year ended December 31, 2025
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	3,699,456	90,362	(626,586)	76,935	(89,287)	3,150,880

(*)	Others include the translation effect of foreign currency lease liabilities and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

24.	Lease, Continued

1)	Group as a lessee, continued

(7)	Details of expense relating to lease contracts as lessee for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026		For the three-month period ended March 31, 2025
Depreciation of right-of-use assets	~~W~~	113,433	127,011
Interest expenses of lease liabilities		17,433	20,821
Lease expenses for short-term leases		57,081	21,003
Lease expenses for leases of low-value assets		916	836
Variable lease payments		5,163	3,710

	~~W~~	194,026	173,381

(8)	The total cash outflow related to the lease contracts amounts to ~~W~~ 237,942 million and ~~W~~ 235,002 million, for each of the three-month periods ended March 31, 2026 and 2025, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group has entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas-fired combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. In addition, the Group provides 10 energy storage system installation projects and 301 energy efficiency contracts as finance leases with lease terms ranging from 3 to 11 years. Also, the Group has entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and receives revenue consisting of fixed charges (for capital cost recovery) and variable costs over the contracted period.

(2)	Profits and losses related to finance leases for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026		For the three-month period ended March 31, 2025
Finance income on the net investment in the lease	~~W~~	30,785	29,829

(3)

The maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of March 31, 2026 and December 31, 2025 is as follows:

In millions of won	As of March 31, 2026		As of December 31, 2025
Less than 1 year	~~W~~	232,106	217,872
1 ~ 2 years		214,694	206,023
2 ~ 3 years		202,022	194,195
3 ~ 4 years		205,090	184,626
4 ~ 5 years		183,721	187,851
More than 5 years		1,241,672	1,218,793

		2,279,305	2,209,360
Less: unearned finance income		(944,907)	(932,072)

Net investment in the lease (*)	~~W~~	1,334,398	1,277,288

(*)	Including the present value of unguaranteed residual value amounting to ~~W~~36,733 million and ~~W~~34,047 million, as of March 31, 2026 and December 31, 2025, respectively.

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 17.60% per year as of March 31, 2026 (0.00%~17.37% as of December 31, 2025).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

24.	Lease, Continued

2)	Group as a lessor, continued

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026		For the year ended December 31, 2025
Beginning balance	~~W~~	7,002	5,255
Bad debt expense		44	1,977
Write-off		—	(230)
Reversal		—	—

Ending balance	~~W~~	7,046	7,002

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026		As of December 31, 2025
Net defined benefit asset	~~W~~	130,637	104,344
Net defined benefit obligations		1,157,422	1,380,352
Other long-term employee benefit obligations		24,414	1,500

(2)	Principal assumptions used for actuarial valuation as of March 31, 2026 and December 31, 2025 are as follows:

	As of March 31, 2026	As of December 31, 2025
Discount rate	3.90% ~ 5.87%	3.38% ~ 5.44%
Future salary and benefit levels	4.83%	4.83%
Weighted average duration	9.36 years	9.65 years

(3)	Details of expense relating to defined benefit plans for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026		For the three-month period ended March 31, 2025
Current service cost	~~W~~	111,226	112,868
Interest cost		45,571	40,947
Expected return on plan assets		(33,242)	(29,331)

	~~W~~	123,555	124,484

Expenses described above are recognized in those items below in the condensed consolidated financial statements.

In millions of won	For the three-month period ended March 31, 2026		For the three-month period ended March 31, 2025
Cost of sales	~~W~~	88,907	88,496
Selling and administrative expenses		22,542	23,947
Others including construction-in-progress		12,106	12,041

	~~W~~	123,555	124,484

In addition, for each of the three-month periods ended March 31, 2026 and 2025, benefit expenses which the Group paid for the defined contribution plan in accordance with ratio defined in the Group’s retirement benefit plan are classified as follows: ~~W~~28,319 million and ~~W~~22,696 million as cost of sales; ~~W~~4,830 million and ~~W~~ 4,160 million as selling and administrative expenses; and ~~W~~4,970 million and ~~W~~4,131 million as construction-in-progress and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026		As of December 31, 2025
Present value of defined benefit obligation from funded plans	~~W~~	4,653,250	4,978,795
Fair value of plan assets		(3,626,465)	(3,702,787)

Net liabilities incurred from defined benefit plans	~~W~~	1,026,785	1,276,008

(5)	Changes in the present value of defined benefit obligations for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026		For the year ended December 31, 2025
Beginning balance	~~W~~	4,978,795	4,960,645
Current service cost		111,226	486,139
Interest cost		45,571	173,362
Remeasurement component		(116,068)	32,568
Actual payments		(366,338)	(673,863)
Others		64	(56)

Ending balance	~~W~~	4,653,250	4,978,795

(6)	Changes in the fair value of plan assets for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026		For the year ended December 31, 2025
Beginning balance	~~W~~	3,702,787	3,551,233
Expected return		33,242	124,639
Remeasurement component		(7,209)	(12,236)
Contributions by the employers		620	350,970
Actual payments		(102,975)	(311,819)

Ending balance	~~W~~	3,626,465	3,702,787

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026		As of December 31, 2025
Equity instruments	~~W~~	992	879
Debt instruments		516,789	527,278
Bank deposits		244,523	275,590
Others (*)		2,864,161	2,899,040

	~~W~~	3,626,465	3,702,787

(*)	Others consist of various financial instruments managed by external asset management companies.

For the three-month period ended March 31, 2026 and for the year ended December 31, 2025, actual returns on plan assets amounted to ~~W~~26,033 million and ~~W~~112,403 million, respectively.

(8)	Remeasurement components recognized in other comprehensive income (loss) for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026		For the year ended December 31, 2025
Actuarial loss (gain) from changes in financial assumptions	~~W~~	(178,911)	(172,587)
Actuarial loss from experience adjustments, etc.		62,843	205,155
Expected loss		7,209	12,236

	~~W~~	(108,859)	44,804

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

In addition, gain on accumulated remeasurement component amounting to ~~W~~ 92,698 million and ~~W~~ 8,027 million have been recognized as other comprehensive income or loss as of March 31, 2026 and December 31, 2025, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

26.	Provisions

(1)	Provisions as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	1,226,243	—	1,145,049	—
Litigation
Litigation provisions		10,114	349,163	10,114	342,213
Decommissioning cost
Nuclear plants		55,874	24,279,978	55,874	24,121,023
Spent fuel		809,934	2,089,906	700,694	2,044,650
Radioactive waste		79,777	1,726,024	72,616	1,699,429
PCBs		—	10,937	—	14,073
Other recovery provisions		—	56,769	—	55,843
Others
Power plant regional support program		183,482	—	132,818	—
Transmission regional support program (*1)		303,509	—	344,824	—
Provisions for financial guarantee		18,302	28,338	21,815	28,894
Provisions for RPS		31,007	—	—	—
Provisions for greenhouse gas emissions obligations		161,203	—	151,187	—
Provision for onerous contracts (*2)		1,415,903	1,634	1,448,037	1,656
Provision for defects liability		309	106,107	311	111,885
Provision for product warranties		960	—	977	—
Others		126,529	446,052	85,927	444,034

	~~W~~	4,423,146	29,094,908	4,170,243	28,863,700

(*1)

As of March 31, 2026 and December 31, 2025, the Group recognized reimbursement assets of ~~W~~ 34,552 million and ~~W~~ 46,069 million, respectively, in connection with the provisions for support projects for areas adjacent to transmission and substation facilities.

(*2)

The Company recognized provisions for onerous contracts for those construction contracts where the total estimated contract costs exceed the total contract revenue. Detailed information regarding construction contracts is described in Note 20.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,145,049	275,996	(194,802)	—	—	1,226,243
Litigation
Litigation provisions		352,327	10,810	(2,041)	(1,819)	—	359,277
Decommissioning cost
Nuclear plants		24,176,897	177,788	(18,833)	—	—	24,335,852
Spent fuel		2,745,344	257,904	(103,408)	—	—	2,899,840
Radioactive waste		1,772,045	38,126	(4,370)	—	—	1,805,801
PCBs		14,073	114	(3,250)	—	—	10,937
Other recovery provisions		55,843	451	—	—	475	56,769
Others
Power plant regional support program		132,818	60,107	(9,443)	—	—	183,482
Transmission regional support program		344,824	985	(42,300)	—	—	303,509
Provisions for financial guarantee		50,709	(977)	(2,276)	(1,092)	276	46,640
Provisions for RPS		—	310,858	(279,771)	—	(80)	31,007
Provisions for greenhouse gas emissions obligations		151,187	12,418	(163)	(2,239)	—	161,203
Provision for onerous contracts		1,449,693	8,659	—	(40,815)	—	1,417,537
Provision for defects liability		112,196	7,387	(13,138)	(29)	—	106,416
Provision for product warranties		977	2	(4)	(15)	—	960
Others		529,961	50,776	(7,126)	(767)	(263)	572,581

	~~W~~	33,033,943	1,211,404	(680,925)	(46,776)	408	33,518,054

In millions of won	For the year ended December 31, 2025
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,093,625	1,364,058	(1,301,555)	(11,079)	—	1,145,049
Litigation
Litigation provisions		488,421	44,700	(167,170)	(13,638)	14	352,327
Decommissioning cost
Nuclear plants		23,272,373	1,005,286	(63,355)	(37,407)	—	24,176,897
Spent fuel		2,923,745	578,601	(411,377)	(345,625)	—	2,745,344
Radioactive waste		1,761,791	108,910	(56,879)	(41,777)	—	1,772,045
PCBs		39,389	1,144	(19,958)	(6,502)	—	14,073
Other recovery provisions		50,407	18,963	(1,290)	(280)	(11,957)	55,843
Others
Power plant regional support program		130,256	59,769	(57,207)	—	—	132,818
Transmission regional support program		302,631	212,701	(170,508)	—	—	344,824
Provisions for financial guarantee		30,924	45,864	(22,553)	(3,347)	(179)	50,709
Provisions for RPS		—	1,107,704	(1,101,002)	(6,702)	—	—
Provisions for greenhouse gas emissions obligations		156,463	247,135	(241,024)	(7,204)	(4,183)	151,187
Provision for onerous contracts		1,767	1,448,691	—	(765)	—	1,449,693
Provision for defects liability		121,402	30,329	(39,416)	(119)	—	112,196
Provision for product warranties		967	50	(9)	(28)	(3)	977
Others		256,844	278,428	(5,195)	—	(116)	529,961

	~~W~~	30,631,005	6,552,333	(3,658,498)	(474,473)	(16,424)	33,033,943

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

27.	Government Grants

(1)	Government grants as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026		As of December 31, 2025
Land	~~W~~	27,391	27,392
Buildings		37,108	38,077
Structures		147,037	149,558
Machinery		91,921	94,337
Vehicles		2,588	2,683
Equipment		1,394	1,868
Tools		929	982
Construction-in-progress		234,123	230,573
Investment properties		21	22
Software		707	804
Development expenditures		467	540
Intangible assets under development		5,538	5,044
Other intangible assets		112	136

	~~W~~	549,336	552,016

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
Cash	~~W~~	—	5,321	—	—	—	62	(5,383)	—
Land		27,392	—	—	—	(1)	—	—	27,391
Buildings		38,077	—	—	(970)	—	—	1	37,108
Structures		149,558	—	—	(2,426)	(100)	—	5	147,037
Machinery		94,337	—	—	(3,405)	(28)	—	1,017	91,921
Vehicles		2,683	—	—	(336)	(2)	—	243	2,588
Equipment		1,868	—	—	(537)	—	—	63	1,394
Tools		982	—	—	(113)	—	—	60	929
Construction-in-progress		230,573	—	(1,093)	—	—	—	4,643	234,123
Investment properties		22	—	—	—	—	—	(1)	21
Software		804	—	—	(111)	—	—	14	707
Development expenditures		540	—	—	(73)	—	—	—	467
Intangible assets under development		5,044	—	—	—	—	—	494	5,538
Other intangible assets		136	—	—	(24)	—	—	—	112

	~~W~~	552,016	5,321	(1,093)	(7,995)	(131)	62	1,156	549,336

In millions of won	For the year ended December 31, 2025
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
Cash	~~W~~	—	25,019	—	—	—	224	(25,243)	—
Land		27,403	—	—	—	(11)	—	—	27,392
Buildings		41,718	—	—	(3,937)	(4)	—	300	38,077
Structures		149,737	—	—	(9,552)	(687)	—	10,060	149,558
Machinery		105,546	—	—	(15,011)	(384)	—	4,186	94,337
Vehicles		2,745	—	—	(1,309)	(6)	—	1,253	2,683
Equipment		3,915	—	—	(2,119)	—	—	72	1,868
Tools		1,306	—	—	(437)	—	—	113	982
Construction-in-progress		223,566	—	(4,685)	—	—	—	11,692	230,573
Investment properties		22	—	—	—	—	—	—	22
Software		844	—	—	(342)	—	—	302	804
Development expenditures		939	—	—	(496)	—	—	97	540
Intangible assets under development		3,473	—	—	—	—	—	1,571	5,044
Other intangible assets		229	—	—	(93)	—	—	—	136

	~~W~~	561,443	25,019	(4,685)	(33,296)	(1,092)	224	4,403	552,016

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

28.	Deferred Revenue

Changes in deferred revenues for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows which are included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	For the three-month period ended March 31, 2026		For the year ended December 31, 2025
Beginning balance	~~W~~	14,099,143	13,652,565
Increase		595,841	1,308,338
Recognized as revenue		(225,821)	(861,760)

Ending balance	~~W~~	14,469,163	14,099,143

29.	Non-financial Liabilities

Non-financial liabilities as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026			As of December 31, 2025
	Current		Non-current	Current	Non-current
Advance received	~~W~~	3,681,172	447,840	3,742,661	423,445
Unearned revenue		55,473	15,333	56,306	18,364
Deferred revenue		834,337	13,634,826	826,003	13,273,140
Withholdings		353,085	1,024	300,016	1,024
Others		2,066,768	10,891	1,880,185	10,186

	~~W~~	6,990,835	14,109,914	6,805,171	13,726,159

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

30.	Contributed Capital

(1)	Details of share capital as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won except share information
	As of March 31, 2026
	Shares authorized (in shares)	Shares issued (in shares)	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	As of December 31, 2025
	Shares authorized (in shares)	Shares issued (in shares)	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in the number of floating capital stock for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

Number of shares	For the three-month period ended March 31, 2026	For the year ended December 31, 2025
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026		As of December 31, 2025
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026		As of December 31, 2025
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		6,807,034	567,469
Retained earnings before appropriations		21,668,255	26,328,205

Retained earnings	~~W~~	30,080,199	28,500,584

(*)

The KEPCO Act (Article 14) requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026		As of December 31, 2025
Reserve for business expansion	~~W~~	6,807,034	567,469

	~~W~~	6,807,034	567,469

(3)	Changes in retained earnings for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026		For the year ended December 31, 2025
Beginning balance	~~W~~	28,500,584	20,128,247
Profit for the year attributed to owners of the controlling company		2,492,746	8,544,918
Changes in equity method retained earnings		10,500	(5,944)
Remeasurements of defined benefit liability, net of tax		66,278	(29,899)
Dividend paid		(989,909)	(136,738)

Ending balance	~~W~~	30,080,199	28,500,584

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026
	Number of shares issued (in shares)	Number of treasury stocks (in shares)	Number of shares eligible for dividends (in shares)	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	1,542	989,909

In millions of won	For the year ended December 31, 2025
	Number of shares issued (in shares)	Number of treasury stocks (in shares)	Number of shares eligible for dividends (in shares)	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	213	136,738

(5)	Changes in retained earnings of investments in associates and joint ventures for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026		For the year ended December 31, 2025
Beginning balance	~~W~~	(23,364)	(17,420)
Changes		10,500	(5,944)

Ending balance	~~W~~	(12,864)	(23,364)

(6)	Changes in remeasurement components related to defined benefit liability for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026		For the year ended December 31, 2025
Beginning balance	~~W~~	8,027	(95,694)
Changes		104,147	(47,266)
Income tax effect		(37,869)	17,367
Transfer to reserve for business expansion		18,393	133,620

Ending balance	~~W~~	92,698	8,027

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

32.	Hybrid Bonds

2nd hybrid bond was redeemed during the year ended December 31, 2025. Accordingly, there are no outstanding hybrid bonds classified as non-controlling interests as of March 31, 2026 and December 31, 2025.

33.	Other Components of Equity

(1)	Other components of equity as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026		As of December 31, 2025
Other capital surplus	~~W~~	1,566,635	1,566,635
Accumulated other comprehensive income		1,851,127	1,340,560
Other equity		12,708,585	12,708,585

	~~W~~	16,126,347	15,615,780

(2)	Changes in other capital surplus for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026				For the year ended December 31, 2025
	Gains on disposal of treasury stocks		Others	Total	Gains on disposal of treasury stocks	Others	Total
Beginning balance	~~W~~	387,524	1,179,111	1,566,635	387,524	1,213,288	1,600,812
Additional paid-in capital of subsidiaries		—	—	—	—	(855)	(855)
Equity transaction within the consolidated entity		—	—	—	—	(33,322)	(33,322)

Ending balance	~~W~~	387,524	1,179,111	1,566,635	387,524	1,179,111	1,566,635

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain on valuation of derivatives	Total
Beginning balance	~~W~~	224,645	1,340,165	(236,978)	12,728	1,340,560
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		61,569	—	—	—	61,569
Shares of other comprehensive income of associates and joint ventures, net of tax		—	384,917	—	—	384,917
Foreign currency translation of foreign operations, net of tax		—	—	55,098	—	55,098
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	8,983	8,983

Ending balance	~~W~~	286,214	1,725,082	(181,880)	21,711	1,851,127

In millions of won	For the year ended December 31, 2025
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	80,757	1,597,958	(231,946)	(22,755)	1,424,014
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		143,888	—	—	—	143,888
Shares of other comprehensive loss of associates and joint ventures, net of tax		—	(257,793)	—	—	(257,793)
Foreign currency translation of foreign operations, net of tax		—	—	(5,032)	—	(5,032)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	35,483	35,483

Ending balance	~~W~~	224,645	1,340,165	(236,978)	12,728	1,340,560

(4)	Other equity as of March 31, 2026 and December 31, 2025 is as follows:

In millions of won	As of March 31, 2026		As of December 31, 2025
Statutory revaluation reserve	~~W~~	12,708,704	12,708,704
Changes in other equity		(119)	(119)

	~~W~~	12,708,585	12,708,585

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

34.	Sales

Details of sales for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026				For the three-month period ended March 31, 2025
	Domestic		Overseas	Total	Domestic	Overseas	Total

[Type of goods and services]
Sales of goods	~~W~~	23,658,861	116,064	23,774,925	23,699,567	109,882	23,809,449
Electricity		23,223,279	—	23,223,279	23,211,200	—	23,211,200
Heat supply		152,777	—	152,777	186,688	—	186,688
Others		282,805	116,064	398,869	301,679	109,882	411,561
Sales related to rendering of services		74,620	97,843	172,463	86,590	60,102	146,692
Sales related to construction services		44,504	180,774	225,278	19,256	36,941	56,197
Revenue related to transfer of assets from customers		225,821	—	225,821	211,646	—	211,646

	~~W~~	24,003,806	394,681	24,398,487	24,017,059	206,925	24,223,984

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	23,658,861	116,064	23,774,925	23,699,567	109,882	23,809,449
Performance obligations satisfied over time		344,945	278,617	623,562	317,492	97,043	414,535

	~~W~~	24,003,806	394,681	24,398,487	24,017,059	206,925	24,223,984

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026		For the three-month period ended March 31, 2025
Salaries	~~W~~	293,159	285,729
Retirement benefit expense		27,372	28,107
Welfare and benefit expense		41,245	32,824
Insurance expense		13,115	7,716
Depreciation		60,549	57,511
Amortization of intangible assets		20,205	22,318
Bad debt expense		15,882	17,373
Commission		106,195	106,007
Advertising expense		10,284	10,484
Training expense		2,126	1,986
Vehicle maintenance expense		1,961	2,038
Publishing expense		683	711
Business development expense		760	708
Rent expense		12,556	11,772
Telecommunication expense		2,991	2,838
Transportation expense		354	245
Taxes and dues		9,780	10,151
Expendable supplies expense		2,505	1,852
Water, light and heating expense		4,418	4,625
Repairs and maintenance expense		16,736	29,061
Ordinary development expense		33,026	43,600
Travel expense		5,828	4,907
Clothing expense		444	546
Survey and analysis expense		197	186
Membership fee		569	633
Others		33,107	29,505

	~~W~~	716,047	713,433

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

36.	Other Income and Expenses

(1)	Other income for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026		For the three-month period ended March 31, 2025
Reversal of other provisions	~~W~~	2,231	3,113
Reversal of other allowance for bad debt		25,569	6,500
Gains on government grants		62	47
Gains on assets contributed		2,823	181
Gains on liabilities exempted		52	280
Compensation and reparations revenue		25,643	20,207
Revenue from foundation fund		11	154
Rental income		52,855	52,849
Others		47,389	9,476

	~~W~~	156,635	92,807

(2)	Other expenses for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

In millions of won	For the three- month period ended March 31, 2026		For the three- month period ended March 31, 2025
Compensation and indemnification expense	~~W~~	—	1
Accretion expenses of other provisions		47	440
Depreciation expenses on investment properties		256	195
Depreciation expenses on idle assets		901	904
Other bad debt expense		—	2
Donations		73,072	12,111
Others		3,764	6,225

	~~W~~	78,040	19,878

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026		For the three-month period ended March 31, 2025
Other gains
Gains on disposal of property, plant and equipment	~~W~~	1,701	5,363
Reversal of impairment loss on property, plant and equipment		1	—
Gains on foreign currency translation		40,783	4,162
Gains on foreign currency transactions		20,086	44,613
Gains on insurance proceeds		800	—
Others		99,987	172,464

Other losses
Losses on disposal of property, plant and equipment		(19,949)	(37,158)
Losses on disposal of intangible assets		—	(13)
Loss on impairment of property, plant and equipment		(825)	—
Loss on impairment of intangible assets		(1,115)	—
Losses on foreign currency translation		(26,924)	(10,082)
Losses on foreign currency transactions		(40,662)	(19,688)
Others		(62,179)	(61,089)

	~~W~~	11,704	98,572

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

38.	Finance Income

Finance income for each of the three-month periods ended March 31, 2026 and 2025 is as follows:

In millions of won	For the three-month period ended March 31, 2026		For the three-month period ended March 31, 2025
Interest income	~~W~~	96,955	111,988
Dividend income		20,075	13,551
Gains on disposal of financial assets		15,046	10,564
Gains on valuation of financial assets at fair value through profit or loss		16,321	14,609
Gains on valuation of derivatives		953,611	80,809
Gains on transaction of derivatives		114,267	79,130
Gains on foreign currency translation		75,535	61,897
Gains on foreign currency transactions		4,488	39,923
Others		781	830

	~~W~~	1,297,079	413,301

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

39.	Finance Expenses

Finance expenses for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

In millions of won
	For the three-month period ended March 31, 2026		For the three-month period ended March 31, 2025
Interest expense	~~W~~	1,029,726	1,117,124
Losses on disposal of financial assets		1	735
Losses on valuation of financial assets at fair value through profit or loss		13,990	215
Losses on valuation of derivatives		4,502	43,801
Losses on transaction of derivatives		11,672	34,449
Losses on foreign currency translation		1,003,912	29,490
Losses on foreign currency transactions		17,222	2,515
Others		(2,540)	3,326

	~~W~~	2,078,485	1,231,655

Capitalization rates for each of the three-month periods ended March 31, 2026 and 2025 are 2.26%~3.65% and 2.33%~3.26%, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

40.	Income Taxes

(1)

Income tax expense is calculated by adjusting prior year adjustments, changes in deferred tax assets and liabilities resulting from temporary differences, and income tax expense related to items recognized as other than profit or loss. The average effective tax rate for each of the three-month periods ended March 31, 2026 and 2025 is 25.80% and 26.92%, respectively.

(2)	Pillar two model rules

The Group has assessed the potential exposure arising from the Pillar Two legislation based on the financial information. Based on the assessment carried out so far, the Group has identified its potential exposure to Pillar Two income taxes on profits earned from its constituent entities operating in Nepal, Pakistan, Vietnam, and other jurisdictions where the expected Pillar Two effective tax rate is likely to be lower than 15%. As a result, the Group expects that KEPCO and its constituent entities operating therein will pay additional Pillar Two income taxes on the profit from such constituent entities.

The current income tax expense recognized for the three-month period ended March 31, 2026 in relation with the additional Pillar Two income taxes amounts to ~~W~~1,679 million (~~W~~733 million for the three-month period ended March 31, 2025). The Group has applied the mandatory exception to recognition and disclosure of deferred taxes arising from Pillar Two income taxes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

41.	Assets Held-for-Sale

Although the Group entered into a contract to sell the site of the Majang Materials Center during the year ended December 31, 2025, the asset was not classified as assets held-for-sale as of March 31, 2026, as it was not considered highly probable that the sale would be completed within one year.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	5,061,081	5,061,081
Power purchase		—	8,720,277	8,720,277
Salaries		293,159	1,179,789	1,472,948
Retirement benefit expense		27,372	117,226	144,598
Welfare and benefit expense		41,245	153,977	195,222
Insurance expense		13,115	41,114	54,229
Depreciation		60,549	3,269,234	3,329,783
Amortization of intangible assets		20,205	19,148	39,353
Bad debt expense		15,882	—	15,882
Commission		106,195	78,035	184,230
Advertising expense		10,284	1,756	12,040
Training expense		2,126	3,239	5,365
Vehicle maintenance expense		1,961	1,920	3,881
Publishing expense		683	630	1,313
Business promotion expense		760	600	1,360
Rent expense		12,556	45,922	58,478
Telecommunication expense		2,991	2,389	5,380
Transportation expense		354	16,521	16,875
Taxes and dues		9,780	109,013	118,793
Expendable supplies expense		2,505	11,341	13,846
Water, light and heating expense		4,418	10,635	15,053
Repairs and maintenance expense		16,736	590,446	607,182
Ordinary development expense		33,026	122,539	155,565
Travel expense		5,828	17,664	23,492
Clothing expense		444	696	1,140
Survey and analysis expense		197	867	1,064
Membership fee		569	1,582	2,151
Others		33,107	320,630	353,737

	~~W~~	716,047	19,898,271	20,614,318

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for each of the three-month periods ended March 31, 2026 and 2025 are as follows, continued:

In millions of won	For the three-month period ended March 31, 2025
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	4,702,200	4,702,200
Power purchase		—	8,756,833	8,756,833
Salaries		285,729	1,118,182	1,403,911
Retirement benefit expense		28,107	111,192	139,299
Welfare and benefit expense		32,824	127,975	160,799
Insurance expense		7,716	33,654	41,370
Depreciation		57,511	3,434,552	3,492,063
Amortization of intangible assets		22,318	17,981	40,299
Bad debt expense		17,373	—	17,373
Commission		106,007	69,294	175,301
Advertising expense		10,484	1,544	12,028
Training expense		1,986	3,263	5,249
Vehicle maintenance expense		2,038	2,059	4,097
Publishing expense		711	573	1,284
Business promotion expense		708	621	1,329
Rent expense		11,772	28,338	40,110
Telecommunication expense		2,838	2,477	5,315
Transportation expense		245	20,350	20,595
Taxes and dues		10,151	111,387	121,538
Expendable supplies expense		1,852	9,359	11,211
Water, light and heating expense		4,625	8,624	13,249
Repairs and maintenance expense		29,061	527,881	556,942
Ordinary development expense		43,600	132,355	175,955
Travel expense		4,907	17,423	22,330
Clothing expense		546	541	1,087
Survey and analysis expense		186	877	1,063
Membership fee		633	5,736	6,369
Others		29,505	511,673	541,178

	~~W~~	713,433	19,756,944	20,470,377

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

43.	Earnings Per Share

(1)	Basic earnings per share for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

In won
Type	For the three-month period ended March 31, 2026		For the three-month period ended March 31, 2025
Basic earnings per share	~~W~~	3,883	3,627

(2)

Profits for the periods and the weighted average number of common shares used in the calculation of basic earnings per share for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

In millions of won except number of shares
Type	For the three-month period ended March 31, 2026		For the three-month period ended March 31, 2025
Profit attributable to controlling interest	~~W~~	2,492,746	2,328,246
Profit used in the calculation of total basic earnings per share		2,492,746	2,328,246
Weighted average number of common shares		641,964,077	641,964,077

(3)	The weighted average number of common shares used in the calculation of basic earnings per share for each of the three-month periods ended March 31, 2026 and 2025 is as follows:

In number of shares
Type	For the three-month period ended March 31, 2026	For the three-month period ended March 31, 2025
The number of common shares issued at beginning of the year	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077

(4)	There are no potential dilutive instruments, thus diluted earnings per share are same as basic earnings per share for each of the three-month periods ended March 31, 2026 and 2025.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

44.	Risk Management

The Group manages various risks that may arise from each business segment, primarily focusing on credit risk, market risk, interest rate risk, and liquidity risk. These risks are identified, measured, managed, and reported in accordance with the Group’s established basic policy for risk management.

(1)	Capital risk management

The Group manages its capital to ensure the ability to continue as a going concern while minimizing the cost of capital and maximizing returns to shareholders. The management of the Group periodically reviews the capital structure and maintains an optimal capital mix through short and long-term borrowings and equity issuances. The capital structure consists of net debt (calculated as borrowings less cash and cash equivalents) and equity. The Group’s overall capital risk management policy remains consistent with the prior year.

Details of the Group’s capital management accounts as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026		As of December 31, 2025
Total borrowings and debt securities	~~W~~	128,211,147	129,769,292
Cash and cash equivalents		2,014,211	2,240,811

Net borrowings and debt securities		126,196,936	127,528,481

Total equity		51,410,075	49,322,944

Debt to equity ratio		245.47%	258.56%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as market risk (currency risk, interest rate risk, price risk), and credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them is considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis. Trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectible amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis is recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026		As of December 31, 2025
Cash and cash equivalents	~~W~~	2,014,211	2,240,811
Financial assets at fair value through profit or loss (*1)		3,478,581	1,800,539
Derivative assets (trading)		2,343,601	1,548,015
Financial assets at fair value through other comprehensive income (debt securities)		4,794	4,794
Financial assets at amortized cost		30,967	31,117
Loans		949,157	986,528
Long-term/short-term financial instruments		1,978,168	2,882,131
Derivative assets (applying hedge accounting)		406,977	487,535
Trade and other receivables		14,965,227	15,742,665
Financial guarantee contracts (*2)		4,377,197	4,091,813

(*1)	Equity investments held by the Group are excluded.
(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

For the three-month period ended March 31, 2026, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions.

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease in the actuarial valuation assumptions as of March 31, 2026 and December 31, 2025 is as follows:

In millions of won		As of March 31, 2026			As of December 31, 2025
Type	Accounts	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	434,022	(390,612)	460,237	(412,611)
Discount rate	Increase (decrease) in defined benefit obligation		(385,784)	450,633	(427,236)	491,119

Changes in retirement benefit costs assuming a 1%p increase and decrease in discount rate on plan asset for each of the three-month periods ended March 31, 2026 and 2025 are ~~W~~ 9,075 million and ~~W~~ 8,283 million, respectively.

②	Provisions

The underlying assumptions to estimate provisions as of March 31, 2026 and December 31, 2025 are as follows:

Accounts	Type	As of March 31, 2026	As of December 31, 2025
PCBs	Inflation rate	3.29%	3.29%
	Discount rate	3.24%	3.24%
Nuclear plants	Inflation rate	2.04%	2.04%
	Discount rate	2.89%	2.89%
Spent fuel	Inflation rate	2.04%	2.04%
	Discount rate	2.47%	2.47%
Radioactive waste	Inflation rate	2.45%	2.45%
	Discount rate	4.03%	4.03%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease in the underlying assumptions as of March 31, 2026 and December 31, 2025 is as follows:

In millions of won		As of March 31, 2026			As of December 31, 2025
Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease
Discount rate	PCBs	~~W~~	(14)	14	(17)	17
	Nuclear plants		(476,280)	493,043	(478,760)	495,645
	Spent fuel		(155,329)	166,350	(147,517)	157,989
	Radioactive waste		(13,526)	14,841	(13,625)	14,951
Inflation rate	PCBs		14	(14)	17	(17)
	Nuclear plants		527,699	(510,409)	523,954	(506,787)
	Spent fuel		166,915	(156,115)	158,525	(148,263)
	Radioactive waste		15,168	(13,869)	14,868	(13,625)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions.

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of March 31, 2026 and December 31, 2025 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	As of March 31, 2026	As of December 31, 2025	As of March 31, 2026	As of December 31, 2025
AED	47,297	51,617	2,599	4,927
AUD	44	49	—	—
BDT	2,247	2,251	—	—
BWP	725	726	—	—
EGP	1,180,101	759,561	—	—
CAD	577	579	—	—
CHF	—	—	99,971	99,946
DOP	1,831	6,378	—	—
EUR	162,181	89,734	41,849	44,482
GBP	75	90	—	—
HKD	—	—	6,292,804	6,286,899
IDR	67,346,368	37,788,922	339,905	49,014,235
INR	1,193,821	1,175,785	142,316	161,578
JOD	901	646	455	433
JPY	989,129	60,443	1,613,895	746,066
KZT	—	1,485	—	—
MGA	6,696,596	7,038,637	—	577,908
MMK	188,021	188,021	—	—
MYR	1,202	2,805	—	—
PHP	62,953	71,400	—	—
PKR	58,058,328	64,839,210	10,418	10,418
RON	1,272	748	—	—
SAR	1,327	1,069	—	—
SEK	—	—	449,361	449,349
SGD	371	1,783	—	—
USD	1,375,841	1,356,230	12,745,492	13,851,077
UYU	120,131	93,414	1,328	1,285
VND	1,973,610	772,198	—	—
ZAR	33,757	84,167	—	—

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of March 31, 2026 and December 31, 2025 is as follows:

In millions of won	As of March 31, 2026			As of December 31, 2025
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,806,874)	1,806,874	(1,885,349)	1,885,349
Increase (decrease) of shareholder’s equity (*)		(1,806,874)	1,806,874	(1,885,349)	1,885,349

(*)	The effect on the shareholder’s equity excludes the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of March 31, 2026 and December 31, 2025.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency swap agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement are consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged item. As of March 31, 2026, the hedging instrument (cross-currency swap) hedges the risk of the hedged item (repayment of foreign debt securities and others).

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1%p increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won Type	As of March 31, 2026		As of December 31, 2025
Short-term borrowings	~~W~~	2,800,946	2,747,687
Long-term borrowings		11,362,025	10,787,203
Debt securities		1,706,317	1,619,967

	~~W~~	15,869,288	15,154,857

A sensitivity analysis on the Group’s borrowings and debt securities assuming a 1%p increase and decrease in interest rates for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 is as follows:

In millions of won	For the three-month period ended March 31, 2026			For the year ended December 31, 2025
Type	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Increase (decrease) of profit before income tax	~~W~~	(39,673)	39,673	(151,549)	151,549
Increase (decrease) of shareholder’s equity (*)		(39,673)	39,673	(151,549)	151,549

(*)	The effect on the shareholder’s equity excludes the impact of income taxes.

The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To manage this, the Group enters into interest rate swaps, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. The above analysis measures the interest rate risk before reflecting the hedge effect by related derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk

The Group is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for each of the three-month periods ended March 31, 2026 and 2025 is as follows:

In millions of won	For the three-month period ended March 31, 2026			For the three-month period ended March 31, 2025
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	232,233	(232,233)	232,112	(232,112)
Increase (decrease) of shareholder’s equity (*)		232,233	(232,233)	232,112	(232,112)

(*)	The effect on the shareholder’s equity excludes the impact of income taxes.

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, for large-scale capital investments, the Group minimizes liquidity risk by aligning the funding maturity through the use of internally generated funds or long-term borrowings.

The expected maturities of non-derivative financial liabilities as of March 31, 2026 and December 31, 2025 in detail are as follows:

In millions of won	As of March 31, 2026
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings	~~W~~	20,059,500	531,948	817,903	2,778,378	24,187,729
Debt securities		31,466,420	25,302,702	36,604,482	26,622,082	119,995,686
Lease liabilities		546,477	478,671	1,180,528	1,336,773	3,542,449
Trade and other payables (*1)		9,517,497	274,920	380,874	739,571	10,912,862
Financial guarantee contracts (*2)		4,377,197	—	—	—	4,377,197

	~~W~~	65,967,091	26,588,241	38,983,787	31,476,804	163,015,923

(*1)	Excludes lease liabilities.
(*2)

The total amount represents the maximum exposure that the Group would be obliged to bear in the event of a financial guarantee occurrence, allocated to the earliest period in which the guarantee may be called upon. As of March 31, 2026, the Group has recognized ~~W~~46,640 million as a provision for financial guarantee contracts.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

In millions of won	As of December 31, 2025
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings	~~W~~	20,100,531	597,717	792,513	2,512,018	24,002,779
Debt securities		29,172,320	28,897,889	37,383,870	24,539,981	119,994,060
Lease liabilities		526,324	473,319	1,140,684	1,407,310	3,547,637
Trade and other payables (*1)		8,111,566	343,906	618,231	425,896	9,499,599
Financial guarantee contracts (*2)		4,091,813	—	—	—	4,091,813

	~~W~~	62,002,554	30,312,831	39,935,298	28,885,205	161,135,888

(*1)	Excludes lease liabilities.
(*2)

The total amount represents the maximum exposure that the Group would be obliged to bear in the event of a financial guarantee occurrence, allocated to the earliest period in which the guarantee may be called upon. As of December 31, 2025, the Group has recognized ~~W~~50,709 million as a provision for financial guarantee contracts.

As the Group manages liquidity based on net assets and net liabilities, information about non-derivative financial assets should be included in the disclosure for better understanding of liquidity risk management.

The expected maturities of non-derivative financial assets as of March 31, 2026 and December 31, 2025 in detail are as follows:

In millions of won	As of March 31, 2026
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,014,211	—	—	—	2,014,211
Financial assets at fair value through other comprehensive income		—	—	—	956,240	956,240
Financial assets at amortized cost		22,051	8,916	—	—	30,967
Loans and receivables		110,750	393,671	344,879	137,073	986,373
Long-term/short-term financial Instruments		1,078,321	13,957	9,162	876,728	1,978,168
Financial assets at fair value through profit or loss		2,968,246	341,565	706,515	444,485	4,460,811
Trade and other receivables		11,894,855	2,133,663	4,923,550	33	18,952,101

	~~W~~	18,088,434	2,891,772	5,984,106	2,414,559	29,378,871

In millions of won	As of December 31, 2025
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,240,811	—	—	—	2,240,811
Financial assets at fair value through other comprehensive income		—	—	—	885,173	885,173
Financial assets at amortized cost		21,663	9,454	—	—	31,117
Loans and receivables		96,582	420,903	344,853	159,449	1,021,787
Long-term/short-term financial Instruments		1,997,644	19,423	—	865,064	2,882,131
Financial assets at fair value through profit or loss		1,309,159	325,496	681,967	487,841	2,804,463
Trade and other receivables		12,840,965	2,063,420	4,768,062	—	19,672,447

	~~W~~	18,506,824	2,838,696	5,794,882	2,397,527	29,537,929

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods from reporting date to maturity dates as per the contracts as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(46,091)	(18,245)	(3)	(53,027)	(117,366)
- Hedging		—	—	—	(133)	(133)

	~~W~~	(46,091)	(18,245)	(3)	(53,160)	(117,499)

In millions of won	As of December 31, 2025
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(53,973)	(14,327)	(10,395)	(89,024)	(167,719)
- Hedging		—	—	—	(126)	(126)

	~~W~~	(53,973)	(14,327)	(10,395)	(89,150)	(167,845)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e., FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting the future contractual cash flows based on current market interest rates applied to similar financial instruments.

(i)	Fair values and book values of financial assets and liabilities as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026			As of December 31, 2025
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	956,240	956,240	885,173	885,173
Derivative assets (trading)		2,343,601	2,343,601	1,548,015	1,548,015
Derivative assets (applying hedge accounting)		406,977	406,977	487,535	487,535
Financial assets at fair value through profit or loss		3,658,808	3,658,808	1,995,226	1,995,226

	~~W~~	7,365,626	7,365,626	4,915,949	4,915,949

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	30,967	30,967	31,117	31,117
Loans and receivables		949,157	949,157	986,528	986,528
Trade and other receivables		14,965,227	14,965,227	15,742,665	15,742,665
Long-term financial instruments		899,847	899,847	884,487	884,487
Short-term financial instruments		1,078,321	1,078,321	1,997,644	1,997,644
Cash and cash equivalents		2,014,211	2,014,211	2,240,811	2,240,811

	~~W~~	19,937,730	19,937,730	21,883,252	21,883,252

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	118,298	118,298	165,373	165,373
Derivative liabilities (applying hedge accounting)		133	133	126	126

	~~W~~	118,431	118,431	165,499	165,499

Liabilities carried at amortized cost
Secured borrowings	~~W~~	1,276,921	1,276,921	1,245,289	1,245,289
Unsecured bond		106,103,600	103,963,065	107,772,996	106,751,304
Lease liabilities		3,167,124	3,167,124	3,150,880	3,150,880
Unsecured borrowings		20,680,626	20,630,183	20,520,567	20,473,189
Trade and other payables (*)		10,912,862	10,912,862	9,499,599	9,499,599
Overdraft		150,000	150,000	230,440	230,440

	~~W~~	142,291,133	140,100,155	142,419,771	141,350,701

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rates used for calculating fair value as of March 31, 2026 and December 31, 2025 are as follows:

Type	As of March 31, 2026	As of December 31, 2025
Derivatives	0.00% ~ 5.02%	0.00% ~ 4.88%
Borrowings and debt securities	0.42% ~ 5.66%	0.33% ~ 5.50%
Leases	0.00% ~ 17.60%	0.00% ~ 17.37%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	588,275	—	367,965	956,240
Derivative assets		—	2,647,708	102,870	2,750,578
Financial assets at fair value through profit or loss		—	3,652,228	6,580	3,658,808

	~~W~~	588,275	6,299,936	477,415	7,365,626

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	26,106	92,325	118,431

In millions of won	As of December 31, 2025
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	517,251	—	367,922	885,173
Derivative assets		—	1,937,554	97,996	2,035,550
Financial assets at fair value through profit or loss		—	1,988,813	6,413	1,995,226

	~~W~~	517,251	3,926,367	472,331	4,915,949

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	75,185	90,314	165,499

The fair value of financial assets traded in the market (including those measured at FVTPL and FVOCI) is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unmarketable financial assets (including those measured at FVTPL and FVOCI) is calculated using the fair value measurement performed by external pricing service agents. In addition, the Group considered the major economic indicators and economic environment of the derivatives to be evaluated, and measured the fair value of the derivatives using a discounted cash flow model that reflects the Group’s credit risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

Changes in financial assets and liabilities which are classified as level 3 for the three-month period ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	6,413	—	—	167	—	—	6,580
Financial assets at fair value through other comprehensive income Unlisted securities		363,128	—	—	(190)	—	233	363,171
Debt securities		4,794	—	—	—	—	—	4,794
Derivatives Others		97,996	—	—	—	—	4,874	102,870
Financial liabilities at fair value
Derivatives Others		90,314	—	—	—	—	2,010	92,324

In millions of won	For the year ended December 31, 2025
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	6,872	—	—	(459)	—	—	6,413
Financial assets at fair value through other comprehensive income Unlisted securities		309,709	—	—	52,343	(10)	1,086	363,128
Debt securities		5,045	—	—	(251)	—	—	4,794
Derivatives Others		—	7,496	129,359	8,293	(53,373)	6,221	97,996
Financial liabilities at fair value
Derivatives Others		—	3	170,244	(11,282)	(67,752)	(899)	90,314

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

45.	Service Concession Arrangements

(1)	Hydroelectric Power Generation at Semangka, Indonesia

(i)	Significant terms and concession period of the arrangement

Regarding Semangka hydroelectric power-generation business in Indonesia, the Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group shall provide electricity generated for about 30 years (2018 ~ 2048) subsequent to the completion of plant construction and shall receive tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	Classification method

This project allows PT PLN to acquire ownership of the plant after the end of the 30 years concession period.

(iv)	The Group’s expected future collections of service concession arrangements as of March 31, 2026 are as follows:

In millions of won

Type	Amounts
Less than 1 year	~~W~~	34,947
1 ~ 2 years		34,947
2 ~ 3 years		34,947
Over 3 years		520,951

	~~W~~	625,792

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

45.	Service Concession Arrangements, Continued

(2)	Pakistan Gulpur Hydropower Project

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with CPPAg (Central Power Purchasing Agency Guarantee Limited) whereby the Group shall provide electricity generated for approximately 30 years (2020 ~ 2050) subsequent to the completion of plant construction and shall receive tariff rates designed to recover capital cost, variable O&M cost, fixed O&M cost, water usage cost, insurance cost and others during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2020 to 2050. The Government of Pakistan has an option to take over the ownership of the power plant from the Group after the concession period has elapsed.

(iii)	Classification method

This project allows the Government of Pakistan to acquire ownership of the plant after the end of the concession period.

(iv)	The Group’s expected future collections of service concession arrangements as of March 31, 2026 are as follows:

In millions of won

Type	Amounts
Less than 1 year	~~W~~	83,392
1 ~ 2 years		83,392
2 ~ 3 years		83,392
Over 3 years		863,307

	~~W~~	1,113,483

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

45.	Service Concession Arrangements, Continued

(3)	Guam Ukudu Combined thermal power plant Project

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with Guam Power Authority whereby the Group shall provide electricity generated for approximately 25 years (from 2025 to 2050) subsequent to the completion of plant construction and shall receive tariff rates designed to recover variable O&M cost, fixed O&M cost and others during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2025 to 2050. The Guam Power Authority takes over the ownership of the power plant from the Group after the concession period has elapsed.

(iii)	Classification method

This project allows the Guam Power Authority to acquire ownership of the plant after the end of the concession period.

(iv)	The Group’s expected future collections of service concession arrangements as of March 31, 2026 are as follows:

In millions of won

Type	Amounts
Less than 1 year	~~W~~	121,280
1 ~ 2 years		122,381
2 ~ 3 years		118,314
Over 3 years		2,918,870

	~~W~~	3,280,845

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

46.	Related Parties

(1)	The Group’s related parties as of March 31, 2026 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (169 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, Hee Mang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO ES Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., KOSPO Niles LLC (formerly, Nambu USA LLC), Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, K-SOLAR SHINAN Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, KOMIPO Development, LLC, Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., UI Carbon-Neutrality Fund, KA Power Limited, Western Power Changgi Solar Co., Ltd., Digital Innovation Growth Fund, EWP Australia Pty., Ltd., Columboola Solar Farm Hold Co Pty., Ltd., KEPCO Holding Company, KEPCO for Maintenance Company, KOSPO Trumbull LLC, Changjuk Wind Power Co., Ltd., KEPCO KPS South Africa Pty., Ltd., Chile Solar JV SpA, KOWEPO Holding Limited, Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust, Columboola Solar Farm Fin Co Pty., Ltd., Magna Energy New Industrial Fund, EWP ESS Holdings, LLC, Fairhaven ESS LLC, KOSPO Rutile, LLC, KEPCO Yona America LLC, EWP Yona America LLC, KEPCO SADAWI – FZCO, KOMIPO Middle East Energy L.L.C-FZ, Nuclear Energy Industry Growth Fund

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(1)	The Group’s related parties as of March 31, 2026 are as follows, continued:

Type	Related party
Associates (108 entities) (*1)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Guinemi Wind Power Co., Ltd., Daeryun Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Hansuwon KNP Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., STN Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., Gwangbaek Solar Power Investment Co., Ltd., Godeok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., KPE Green Energy Co., Ltd., G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd., PlatformN. Co., Ltd., PT. Cirebon Energi Prasarana, Future Convergence Technology Laboratory. Co., Ltd., ECO Motion Co., Ltd., REC’s Innovation Co., Ltd., ACE, Co., Ltd., Environment and Energy Co., Ltd., Green Radiation Co., Ltd., Santiago Solar Power SpA, Yanggu Floating Photovoltaic Power Plant Inc., Changwon SG energy Co., Ltd., Donpyung Technology. Co., Ltd., Power Embedded, HORANG ENERGY Inc., Hoenggye Renewable Energy Co., Ltd., Haman Green Energy Co., Ltd., Songsan Green Energy Co., Ltd., SkyPic Inc., HyChangwon Fuel Cell. Co., Ltd., Dreams Co.,Ltd., DEEPAI Co.,Ltd., Amaala Sustainable Company for Energy, Remal First Holding Company, Naseem First Holding Company,Cheonwang Green Energy Co., Ltd., Namjeju Bitdream Energy Co., Ltd., Jeju Bukchon BES Power Co., Ltd., Commerce and Industry Energy Co., Ltd., Gunsan Green Energy Co., Ltd., KI Tech Co., Ltd., Enlight Energy Advanced Industry Venture Fund, Sinan Ui Offshore Wind Power Co., Ltd.

Joint ventures (123 entities) (*1)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II A.B., Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Boim Combined Heat and Power Generation Co., Ltd., OneEnergy Asia Limited, KAS INVESTMENT I LLC, KAS INVESTMENT II LLC, Energyco Co., Ltd., CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., International Offshore Power Transmission Holding Company Limited, Eumseong Eco Park Co., Ltd., Changwon Nu-ri Energy Co., Ltd., PungBack Wind Farm Corporation, Seobusambo highway photovoltaics Co., Ltd., Seokmun Green Energy, Pyeongchang Wind Power Co., Ltd., Trumbull Asset Management, LLC, S-Power Chile SpA, Taebaek Wind Power Co., Ltd., Yangyang Suri Wind Power Co., Ltd., KEPCO for Power Company, Kumyang Eco Park Co., Ltd., Jeongeup Green Power Co., Ltd., Hadong E-factory Co., Ltd., Namyangju Combined Heat and Power Co., Ltd., Wadi Noor Solar Power Company SAOC, Fairhaven Energy Storage LLC, Rutile BESS Holdings, LLC, Trumbull Development Partners, LLC, Samcheok Eco Materials Co., Ltd., Imha Floating Photovoltaic Power Plant Inc., Roof One Energy Co., Ltd., EDFR KOWEPO AJBAN PV HOLDING LIMITED, Taean Haetdeulwon Solar Co., Ltd., Haetbyeotgil Solar Co., Ltd., KES Yona Holdings L.L.C, Siraj AlTaqa AlNazifa, Seongseo Neulpureun Energy Co., Ltd., Luluah SKY Energy Holding Ltd., Nour Ibri Solar Power Company, Lucy Equity Holdings, LLC, Grove Energy Capital IV, LLC

Others (1 entity)	Korea Development Bank

(*1)	Subsidiaries of associates and joint ventures are included.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	The related party transactions for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	March 31, 2026		March 31, 2025
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	51,987	77,808
Goseong Green Power Co., Ltd.	Electricity Sales		148,321	130,326
Dongducheon Dream Power Co., Ltd.	Electricity sales		3,087	3,000
S-Power Co., Ltd.	Service		622	597
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		15,612	6,152
GS Donghae Electric Power Co., Ltd.	Electricity sales		2,777	14,680
Indeck Niles Development, LLC	Dividend		134,354	—
Korea Electric Power Industrial Development Co., Ltd.	Service		23,443	5,101
Daeryun Power Co., Ltd.	Electricity sales		—	1,112
Gangneung Eco Power Co., Ltd.	Fuel sales		72,365	137,167
Korea Power Exchange	Service		6,851	7,557
Chuncheon Green Energy Co., Ltd.	Electricity sales		5,798	5,531
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		5,720	3,175
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		3,275	3,492
Yeongyang Wind Power Corporation II	Fee and commision		2,405	—
KPE Green Energy Co., Ltd.	Electricity Sales		3	3
Gangwon Wind Power Co., Ltd.	Electricity sales		1,462	1,448
Bitgoel Eco Energy Co., Ltd.	Service		294	1,210
Go deok Clean Energy Co., Ltd.	Electricity sales		673	683
Noeul Green Energy Co., Ltd.	Electricity sales		1,706	2,097
Muan Solar Park Co., Ltd.	Electricity sales		1,395	1,476
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		1,156	247
Others (Hyundai Eco Energy Co., Ltd., and 53 others)	Electricity sales		18,243	17,254

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		752	241
Daegu Green Power Co., Ltd.	Electricity sales		421	511
Daesan Green Energy Co., Ltd.	Electricity sales		73	40
Solaseado Solar Power Co., Ltd.	Electricity sales		6,248	455
Naepo Green Energy Co., Ltd.	Electricity sales		12,807	14,266
Amman Asia Electric Power Company	Service		11,322	6,212
Cheongju Eco Park Co., Ltd.	Electricity sales		4	5
Seokmun Energy Co., Ltd.	Service		762	627
Yeonggwang Wind Power Co., Ltd.	Electricity sales		312	314
Cheongna Energy Co., Ltd.	Others		8,483	19,455
Boim Combined Heat and Power Generation Co., Ltd.	Service		3,529	400
Goheung New Energy Co., Ltd.	Electricity sales		3,125	62
Yeongam Solar Power Co., Ltd.	Electricity sales		1,307	134
Eumseong Eco Park Co., Ltd.	Electricity sales		5	5
Kelar S.A.	Service		5,396	5,567
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		515	508
Yangyang Wind Power Co., Ltd.	Electricity sales		37	37
Samsu Wind Power Co., Ltd.	Electricity sales		203	121
Omisan Wind Power Co., Ltd.	Electricity sales		129	137
Others (Bitsolar Energy Co., Ltd. and 55 others)	Electricity sales		86,395	90,771
<Others>
Korea Development Bank	Electricity sales		1,362	1,716
	Interest income		1,724	1,400

		~~W~~	646,460	563,100

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(3)	The related party transactions for each of the three-month periods ended March 31, 2026 and 2025 are as follows, continued:

<Purchase and Others>

In millions of won		Sales and others
Company name	Transaction type	March 31, 2026		March 31, 2025
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	1,464,921	1,489,030
Goseong Green Power Co., Ltd.	Electricity Sales		318,200	273,261
Dongducheon Dream Power Co., Ltd.	Electricity sales		257,762	348,507
S-Power Co., Ltd.	Service		162,179	177,565
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		133,099	219,586
GS Donghae Electric Power Co., Ltd.	Electricity sales		133,492	121,939
Korea Electric Power Industrial Development Co., Ltd.	Service		83,337	73,771
Daeryun Power Co., Ltd.	Electricity sales		98,387	93,872
Gangneung Eco Power Co., Ltd.	Fuel sales		64	4,372
Korea Power Exchange	Service		15,225	128,198
Chuncheon Green Energy Co., Ltd.	Electricity sales		13,100	13,855
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		8,779	9,094
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		8,463	12,466
PT. Bayan Resources TBK	Dividend		10,262	29,584
Yeongyang Wind Power Corporation II	Fee and commision		7,832	7,370
KPE Green Energy Co., Ltd.	Electricity Sales		9,864	10,374
Gangwon Wind Power Co., Ltd.	Electricity sales		6,129	8,429
Bitgoel Eco Energy Co., Ltd.	Service		7,051	6,737
Go deok Clean Energy Co., Ltd.	Electricity sales		5,932	4,224
Noeul Green Energy Co., Ltd.	Electricity sales		4,745	5,281
Muan Solar Park Co., Ltd.	Electricity sales		4,832	4,435
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		5,069	4,472
Others (Hyundai Eco Energy Co., Ltd. and 53 others)	Electricity sales		61,387	47,994

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		96,483	105,924
Daegu Green Power Co., Ltd.	Electricity sales		78,052	82,295
Daesan Green Energy Co., Ltd.	Electricity sales		41,267	44,138
Solaseado Solar Power Co., Ltd.	Electricity sales		8,634	8,034
Cheongju Eco Park Co., Ltd.	Electricity sales		11,176	9,698
Seokmun Energy Co., Ltd.	Service		9,326	14,210
Yeonggwang Wind Power Co., Ltd.	Electricity sales		8,784	7,894
Cheongna Energy Co., Ltd.	Others		63	63
Seokmun Green Energy	Electricity sales		6,600	7,355
Boim Combined Heat and Power Generation Co., Ltd.	Service		2,853	940
Goheung New Energy Co., Ltd	Electricity sales		3,226	2,514
Yeongam Solar Power Co., Ltd.	Electricity sales		4,353	7,488
Eumseong Eco Park Co., Ltd.	Electricity sales		5,396	5,960
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		4,786	3,723
Yangyang Wind Power Co., Ltd.	Electricity sales		4,197	2,297
Samsu Wind Power Co., Ltd.	Electricity sales		3,956	3,438
Omisan Wind Power Co., Ltd.	Electricity sales		3,751	—
Others (Bitsolar Energy Co., Ltd. and 55 others)	Electricity sales		103,049	65,636

<Others>
Korea Development Bank	Interest expense		859	2,663
	Dividend		325,725	—

		~~W~~	3,542,647	3,468,686

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from the related party transactions as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won		Receivables			Payables
Company name	Type	March 31, 2026		December 31, 2025	March 31, 2026	December 31, 2025
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	13,156	15,486	—	—
	Non-trade receivables and others		21,811	447	—	—
	Trade payables		—	—	504,354	381,353
	Non-trade payables and others		—	—	90	466
Goseong Green Power Co., Ltd.	Trade receivables		17,883	69,535	—	—
	Non-trade receivables and others		1,079	16	—	—
	Trade payables		—	—	78,209	112,314
	Non-trade payables and others		—	—	39,810	41,070
GS Donghae Electric Power Co., Ltd.	Trade receivables		702	975	—	—
	Non-trade receivables and others		101	109	—	—
	Trade payables		—	—	191,115	154,984
	Non-trade payables and others		—	—	51	17
Dongducheon Dream Power Co., Ltd.	Trade receivables		738	1,254	—	—
	Non-trade receivables and others		429	637	—	—
	Trade payables		—	—	96,788	58,610
S-Power Co., Ltd.	Trade receivables		112	360	—	—
	Non-trade receivables and others		64	60	—	—
	Trade payables		—	—	58,002	49,089
Busan Green Energy Co., Ltd.	Trade receivables		1	2	—	—
	Non-trade receivables and others		51,282	50,846	—	—
	Non-trade payables and others		—	—	2,660	3,688
Chuncheon Green Energy Co., Ltd.	Non-trade receivables and others		37,244	31,676	—	—
	Non-trade payables and others		—	—	4,489	14,305
Noeul Green Energy Co., Ltd.	Trade receivables		3	4	—	—
	Non-trade receivables and others		37,143	35,447	—	—
	Non-trade payables and others		—	—	1,592	3,428
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		2,651	2,634	—	—
	Non-trade receivables and others		10,469	1,514	—	—
	Trade payables		—	—	14,253	42,688
	Non-trade payables and others		—	—	329	85
Others (Gangneung Sacheon Fuel Cell Co., Ltd. and 53 others)	Trade receivables		25,292	40,288	—	—
	Non-trade receivables and others		82,395	59,810	—	—
	Trade payables		—	—	58,319	69,385
	Non-trade payables and others		—	—	27,755	35,575

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from the related party transactions as of March 31, 2026 and December 31, 2025 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	March 31, 2026		December 31, 2025	March 31, 2026	December 31, 2025

<Joint ventures>
KEPCO for Power Company	Non-trade receivables and others		60,392	1,011	—	—
Kelar S.A.	Trade receivables		4,205	3,504	—	—
	Non-trade receivables and others		41,582	38,193	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		138	307	—	—
	Non-trade receivables and others		165	222	—	—
	Trade payables		—	—	34,853	23,654
	Non-trade payables and others		—	—	2	—
Boim Combined Heat and Power Generation Co., Ltd.	Trade receivables		46	46	—	—
	Non-trade receivables and others		3,672	5,045	—	—
	Trade payables		—	—	1,182	861
	Non-trade payables and others		—	—	28,302	27,834
Amman Asia Electric Power Company	Trade receivables		7,843	3,707	—	—
	Non-trade payables and others		—	—	24,210	24,293
Others (Daegu Green Power Co., Ltd. and 62 others)	Trade receivables		326,073	359,873	—	—
	Non-trade receivables and others		69,080	221,969	—	—
	Trade payables		—	—	50,655	41,392
	Non-trade payables and others		—	—	9,141	38,914

<Others>
Korea Development Bank	Accrued Interest Receivable	~~W~~	627	1,642	—	—
	Non-trade receivables and others		32,568	32,354	—	—
	Non-trade payables and others		—	—	325,778	44
	Derivatives		312,450	183,662	—	1,085

		~~W~~	1,161,396	1,162,635	1,551,939	1,125,134

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(5)	Loans arising from the related party transactions as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	33,776	—	—	—	33,776
	(Allowance for doubtful accounts)		(33,776)	—	—	—	(33,776)
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		25,971	—	—	1,421	27,392
Associates	PT. Cirebon Energi Prasarana		50,674	383	(17,745)	1,868	35,180
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		22,507	—	(994)	—	21,513
Associates	Saemangeum Sebit Power Plant Co., Ltd.		21,802	—	(378)	—	21,424
Associates	Remal First Holding Company		1	—	—	—	1
Associates	Naseem First Holding Company		1	—	—	—	1
Associates	Jeju Bukchon BES Power Co., Ltd.		7,380	—	—	—	7,380
Associates	Gunsan Green Energy Co., Ltd.		627	—	(627)	—	—
Joint ventures	Solaseado Solar Power Co., Ltd.		33,930	—	(254)	—	33,676
Joint ventures	Recursos Solares PV de Mexico II S.A. de C.V.		15,550	—	—	851	16,401
Joint ventures	Horus Solar S.A. de C.V.		16,794	—	(3,555)	852	14,091
Joint ventures	Sunmex Renovables S.A. de C.V.		23,859	—	—	1,305	25,164
Joint ventures	Kelar S.A		18,320	—	—	1,550	19,870
Joint ventures	Daehan Wind Power PSC		14,778	—	—	809	15,587
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Daesan Green Energy Co., Ltd.		3,302	—	—	—	3,302
Joint ventures	Yangyang Wind Power Co., Ltd.		3,257	—	—	—	3,257
Joint ventures	Nghi Son 2 Power LLC		144,927	—	(10,799)	7,289	141,417
Joint ventures	Guadalupe Solar SpA		3,073	—	(87)	165	3,151
Joint ventures	Forsight Iberian Solar Group Holding, S.L.		72,211	1,391	—	2,538	76,140
Joint ventures	S-Power Chile SpA		287	—	—	16	303
Joint ventures	Omisan Wind Power Co., Ltd.		8,894		—	—	8,894
Joint ventures	Gurae Resident Power Co., Ltd.		106	—	—	—	106
Joint ventures	Yeongwol Eco Wind Co., Ltd.		2,178	—	—	—	2,178
Joint ventures	KAS Investment I LLC		7,333	6,163	—	616	14,112
Joint ventures	KAS Investment II LLC		7,391	6,213	—	620	14,224
Joint ventures	Chungsongmeon BongSan Wind Power Co., Ltd.		5,563	—	—	—	5,563
Joint ventures	KEPCO for Power Company		—	58,077	—	1,248	59,325

		~~W~~	514,881	72,227	(34,439)	21,148	573,817

(6)	Borrowings arising from the related party transactions as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development Bank	Facility	~~W~~	74,942	—	(1,228)	3,264	76,978
	Others		1,097	—	(79)	—	1,018
	Operating funds		130,000	400,286	(420,291)	—	109,995
	EBL and others		99,690	5,174	(111)	3,514	108,267

		~~W~~	305,729	405,460	(421,709)	6,778	296,258

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of March 31, 2026 are as follows:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 4,151	Hana Bank
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Certification of payment on L/C	USD 44,350	SMBC Singapore and others
Korea Electric Power Corporation	Barakah One Company	Performance guarantees and others	USD 3,863,891	FAB and others
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*9)	USD 203,981	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Certification of payment on L/C	USD 9,800	Hana Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Certification of payment on L/C	USD 13,200	Hana Bank
Korea Electric Power Corporation	Horus Solar, S.A. de C.V.	Other performance guarantees	USD 1,165	CENACE
		Other performance guarantees	MXN 17,362	CFE Transmission and others
Korea Electric Power Corporation	Recursos Solares PV de Mexico II, S.A. de C.V.	Other performance guarantees	MXN 1,518	SEMARNAT
Korea Electric Power Corporation	Sunmex Renovables, S.A. de C.V.	Other performance guarantees	USD 9,078	CENACE
		Other performance guarantees	MXN 4,929	SEMARNAT and others
Korea Electric Power Corporation	International Offshore Power Transmission Holding Company Limited	Performance guarantees	USD 52,500	Mizuho Bank
		Other performance guarantees	USD 7,000	Credit Agricole
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.	Other guarantees	MYR 30,889	Mizuho Bank
Korea Electric Power Corporation	KEPCO for Power Company	Debt Guarantee	USD 108,000	Shinhan bank
		Other performance guarantees	USD 70,000	SMBC Seoul
Korea Electric Power Corporation	Remal Energy Company	Debt Guarantee (*16)	USD 146,400	DBS BANK Ltd. (Hong Kong)
Korea Electric Power Corporation	Naseem Energy Company	Debt Guarantee (*17)	USD 146,400	DBS BANK Ltd. (Hong Kong)
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 28,202	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*5)	KRW 53,233	Kookmin Bank and others
		Debt Guarantee	KRW 18,200	HY western 1st co., Ltd
Korea Western Power Co., Ltd.	PT.Mutiara Jawa	Collateralized money invested	—	Woori Bank
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Collateralized money invested	KRW 72,509	Krung Thai Bank
		Impounding bonus guarantees (*10)	USD 5,000	SK Eco Plant Co., Ltd.
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 194	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 72,000	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 1,225	Nonghyup Bank
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW 706	Hana Bank and others
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW 4,400	IBK and others
Korea Western Power Co., Ltd	YuDang Solar Co., Ltd.	Collateralized money invested	KRW 360	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 5,651	Hana Bank and others
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 7,512	Nonghyup Bank

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of March 31, 2026 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested	KRW 386	Hana Bank and others
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW 3,089	Hana Bank and others
Korea Western Power Co., Ltd.	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW 19,091	Hana Bank and others
Korea Western Power Co., Ltd.	Seobusambo highway photovoltaics Co., Ltd.	Guarantees for supplemental funding (*1)	—	Hana Bank and others
		Collateralized money invested	KRW 3,020	Hana Bank and others
Korea Western Power Co., Ltd.	Eumseong Eco Park Co., Ltd.	Collateralized money invested	KRW 5,741	Kyobo Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	PungBack Wind Farm Corporation	Collateralized money invested	KRW 7,885	Hanwha Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	Wadi Noor Solar Power Company	Loan payment guarantee	USD 54,855	DBS Bank
Korea Western Power Co., Ltd.	EDFR KOWEPO AJBAN HOLDING LIMITED	Loan payment guarantee	USD 57,090	First Abu Dhabi Bank
Korea Western Power Co., Ltd.	Taean Haetdeulwon Solar Co., Ltd.	Collateralized money invested	KRW 7,992	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 13,525	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 37,520	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,679	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 290,835	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,887	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 22,918	IBK
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 21,931	Hana Bank and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Collateralized money invested	KRW 105,684	MUFG and others
		Guarantees for supplemental funding (*1)	—	Sumitomo mitsui banking and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees (*13)	USD 14,400	Hana Bank
		Collateralized money invested	KRW 52,109	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW 10,408	Kyobo Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW 1,294	Shinhan Bank and others
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW 16,212	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW 5,121	Woori Bank and others
Korea East-West Power Co., Ltd.	Yanggu Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 874	Korea Development Bank
Korea East-West Power Co., Ltd.	Hoenggye Renewable Energy Co., Ltd.	Collateralized money invested	KRW 2,375	IBK
		Guarantees for supplemental funding (*1)	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of March 31, 2026 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea East-West Power Co., Ltd.	Kumyang Eco Park Co., Ltd.	Collateralized money invested	KRW 6,334	Woori Bank and others
Korea East-West Power Co., Ltd.	Amaala Sustaninable Company for Energy LLC	Loan payment guarantee (*7)	USD 38,054	First Abu Dhabi Bank PJSC
		Collateralized money invested	KRW 7,557
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	KPE Green Energy Co., Ltd.	Collateralized money invested	KRW 9,933	Hana Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 30,068	KDB Capital Corp. and others
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	—	Mirae Asset Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Jeju Bukchon BES Power Co., Ltd.	Collateralized money invested	KRW 1,341	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 36,784	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 33,528	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 26,520	Hana Bank, MUFG
		Payment guarantees (*11)	USD 11,707	Hana Bank
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Payment guarantees (*6)	USD 2,000	Hana Bank
		Performance guarantees (*14)	USD 1,800	Shinhan Bank
		Collateralized money invested	KRW 27,093	Standard Chartered
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 13,001	Woori Bank, Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 15,714	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*2)	—	KIS SF the 22nd Co., Ltd.
		Performance guarantees	—	HC elementary materials
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 14,130	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested	KRW 65,673	IBK and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW 13,407	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW 8,439	Kookmin Bank and others
Korea Southern Power Co., Ltd.	HORANG ENERGY Inc.	Collateralized money invested	KRW 4,469	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Haman Green Energy Co., Ltd.	Collateralized money invested	KRW 6,187	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Jeongeup Green Power Co., Ltd.	Collateralized money invested	KRW 6,148	Mirae Asset Securities Co., Ltd.
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	HyChangwon Fuel Cell. Co., Ltd.	Collateralized money invested	KRW 8,794	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Roof One Energy Co., Ltd.	Collateralized money invested	KRW 1,971	Woori Bank
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Namjeju Bitdream Energy Co., Ltd.	Collateralized money invested	KRW 5,126	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Cheonwang Green Energy Co., Ltd.	Collateralized money invested	KRW 494	Samsung Fire & Marine Insurance Co., Ltd. and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Haetbyeotgil Sunlight Co., Ltd.	Collateralized money invested	KRW 766	Kyobo Life Insurance Co.,Ltd.
		Guarantees for supplemental funding (*1)	—	Heungkuk Asset Management
Korea Southern Power Co., Ltd.	Rutile BESS. LLC	Payment guarantees	USD 13,000	Nonghyup Bank, JP Morgan Chase Bank
Korea Southern Power Co., Ltd.	Luluah SKY Energy Holding Ltd	Collateralized money invested	—	Export-Import Bank of Korea and others
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 166,320	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW 3,091	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	KRW 7,128	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW 521	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW 4,910	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW 2,556	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW 92	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 83,069	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 3,795	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 4,253	PT. Bank KB Bukopin
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW 399	IBK
		Guarantees for supplemental funding (*1)	—	IBK

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of March 31, 2026 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW 40	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 5,238	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 2,377	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW 2,792	IBK
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 7,613	IBK and others
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd.	Collateralized money invested	KRW 2,463	Nonghyup Bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	KRW 279	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW 555	Shinhan Bank
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW 712	Shinhan Bank
Korea Midland Power Co., Ltd.	Yeongyang Wind Power Corporation II	Collateralized money invested	KRW 11,868	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Haeparang Energy Co., Ltd.	Collateralized money invested	KRW 2,590	Templeton Hana Asset
		Guarantees for supplemental funding (*1)	—	Templeton Hana Asset
Korea Midland Power Co., Ltd.	Saemangeum Sebit Power Plant Co., Ltd.	Collateralized money invested	KRW 28,260	IBK and others
Korea Midland Power Co., Ltd.	Yeomsubong Wind Power Co., Ltd.	Collateralized money invested	KRW 517	Korea Development Bank
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Commerce and Industry Energy Co., Ltd.	Collateralized money invested	KRW 498	IBK and others
Korea Midland Power Co., Ltd.	Nour Ibri Solar Power SAOC	Performance Guarantee	OMR 2,750	Oman Power and Water Procurement Company SAOC
		Loan payment guarantee	USD 17,300	Shinhan Bank
		Debt guarantee	USD 600	Shinhan Bank
Korea Midland Power Co., Ltd.	Sinan Ui Offshore Wind Power Co., Ltd.	Collateralized money invested	KRW 96,100	Korea Development Bank and ohters
Korea South-East Power Co., Ltd.	Boim Combined Heat and Power Generation Co., Ltd.	Collateralized money invested (*3,4)	—	IBK
		Guarantees for supplemental funding and others (*1,15)	KRW 76,800	Newstar ND Third Co., Ltd.
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested (*4)	EUR 7,210	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested (*4)	EUR 5,735	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested (*4)	KRW 283,991	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested (*4)	KRW 229,768	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested (*4)	KRW 1,511	Korea Investment & Securities Co., Ltd.
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested (*4)	KRW 8,646	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested (*4)	—	IBK
Korea South-East Power Co., Ltd.	Chungsongmyeon BongSan wind power Co., Ltd.	Collateralized money invested (*4)	KRW 730	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested (*4)	KRW 11,733	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested (*4)	KRW 3,440	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested (*4)	KRW 16,002	Woori Bank and others
Korea South-East Power Co., Ltd.	Nepal Water & Energy Development Company Private Limited	Collateralized money invested (*4)	USD 95,960	International Finance
		Business reserve payment guarantee	USD 33,333	Corporation and others
Korea South-East Power Co., Ltd.	Santiago Solar Power SpA	Debt guarantees (*8)	USD 8,000	Nonghyup Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	—	Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of March 31, 2026 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 1,719	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Godeok Clean Energy Co., Ltd.	Collateralized money invested	KRW 5,612	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 3,798	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW 23,703	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gangneung Sacheon Fuel Cell Co., Ltd.	Collateralized money invested	KRW 9,216	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Chuncheon Green Energy Co., Ltd.	Collateralized money invested	KRW 15,531	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Yangyang Suri Wind Power Co., Ltd.	Collateralized money invested	KRW 9,484	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Bigeum Resident Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 7,050	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Songsan Green Energy Co., Ltd.	Collateralized money invested	KRW 11,777	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Changwon Nu-ri Energy Co., Ltd.	Collateralized money invested	KRW 10,022	Hana Bank and others
		Guarantees for supplemental funding (*1)	—	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Imha Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 6,657	Hana Bank and others
KHNP USA LLC	KAS INVESTMENT I LLC	Payment guarantees (*12)	USD 9,770	WOORI AMERICA BANK
KHNP USA LLC	KAS INVESTMENT II LLC	Payment guarantees (*12)	USD 9,730	WOORI AMERICA BANK

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

Samcheok Eco Materials Co., Ltd., a joint venture of the Group has issued the hybrid bonds. If the bonds are not repaid by December 8, 2026, the parent company and shareholders must purchase the bonds from the acquirer. As of March 31, 2026, derivative liabilities of ~~W~~23,494 million were recognized in relation to this obligation. Meanwhile, the Group has entered into an agreement to compensate for potential losses in connection with the fulfillment of the obligated supply volume under the coal ash supply obligation agreement.

(*3)

The Group recognized an impairment loss on all of the equity securities of Boim Combined Heat and Power Generation Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*4)

The agreement includes an obligation to contribute, in proportion to the equity interest, any excess amount over the threshold in the event that the non-recognized portion of the guaranteed company’s capital expenditure exceeds the prescribed limit.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*6)	The Group provided a payment guarantee to Jordan Tafila wind power project for opening L/C for Debt Service Reserve Account (DSRA).
(*7)	The Group provided EBL payment and EBL hedging guarantee to Amaala Sustainable Company for Energy LLC, an associate of the Group.
(*8)	The Group has issued a guaranteed letter of credit in the amount of USD 8,000 thousand under the interlender loan agreement with Santiago Solar Power SpA.
(*9)	The credit limits of guarantees to RE Holiday Holdings LLC include the credit limits of guarantees to their subsidiaries.
(*10)

Xe-Pian Xe-Namnoy Power Co., Ltd., an associate of the Group, has entered a contract to pay an incentive type of impounding bonus to SK Eco Plant Co., Ltd. when the Xe-Pian Xe-Namnoy Dam is completed. If Xe-Pian Xe-Namnoy Power Co., Ltd. fails to pay SK Eco Plant Co., Ltd., the Group guarantees the payment, and the amount is USD 5,000 thousand.

(*11)	The Group provided a payment guarantee to Chile Kelar project for opening L/C for Debt Service Reserve Account (DSRA), and others.
(*12)	The credit limits of guarantees to KAS INVESTMENT I LLC, KAS INVESTMENT II LLC include the credit limits of guarantees to their subsidiaries.
(*13)	The payment guarantee is related to the gas combined cycle power project of South Jamaica Power Company Limited, a joint venture of the Group.
(*14)	The Group has provided a performance guarantee in connection with the Tafila Wind Power Project in Jordan.
(*15)	In accordance with the agreement, the Group has recognized the estimated amount required for the fulfillment of the obligation as other provisions, amounting to ~~W~~12,731 million.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of March 31, 2026 are as follows, continued:

(*16)	Guarantees provided to Remal Energy Company, a subsidiary of Remal First Holding Company, an associate of the Group, in connection with the gas-fired combined cycle power generation project.
(*17)	Guarantees provided to Naseem Energy Company, a subsidiary of Naseem First Holding Company, an associate of the Group, in connection with the gas-fired combined cycle power generation project.

(8)	Guarantees received from the related parties as of March 31, 2026 are as follows:

In millions of won
Primary Guarantor	Type of guarantees	Credit limit
KAPES, Inc.	Defect guarantees	~~W~~	16,120
	Performance guarantees		38,231
	Advance payment guarantee		241,832

(9)	Derivatives transactions with the related parties as of March 31, 2026 are as follows:

(i) Currency Swap

In millions of won and thousands of foreign currencies except contract exchange rate information
		Contract amounts				Contract interest rate per annum		Contract exchange
								rate
Counterparty	Contract year	Pay		Receive		Pay	Receive	(in won)
Korea Development Bank	2021~2026	~~W~~	118,170	USD	100,000	1.11%	1.13%	~~W~~	1,181.70
	2022~2026		283,820	USD	200,000	4.67%	5.38%		1,419.10
	2022~2028		283,820	USD	200,000	5.12%	5.50%		1,419.10
	2023~2026		256,000	USD	200,000	4.04%	5.38%		1,280.00
	2024~2027		864,890	USD	650,000	3.53%	4.88%		1,330.60
	2025~2028		73,160	USD	50,000	3.02%	Compounded Daily SOFR + 0.62%		1,463.20
	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD	800,000	2.69%	3.35%		135.75
	2019~2027		119,978	CHF	100,000	1.43%	0.05%		1,199.78
	2021~2026		111,400	USD	100,000	0.93%	1.25%		1,114.00
	2022~2027		262,000	USD	200,000	3.63%	4.25%		1,310.00
	2024~2028		257,880	USD	200,000	3.80%	5.00%		1,289.40
	2024~2028		128,940	USD	100,000	3.69%	5.00%		1,289.40
	2024~2029		138,540	USD	100,000	3.19%	4.63%		1,385.40
	2025~2030		556,560	USD	400,000	2.75%	SOFR + 0.79%		1,391.40
	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
	2022~2027		123,710	USD	100,000	3.41%	3.63%		1,237.10
	2023~2028		129,500	USD	100,000	3.85%	4.88%		1,295.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

46.	Related Parties, Continued

(9)	Derivatives transactions with the related parties as of March 31, 2026 are as follows, continued:

(ii) Currency forward

In millions of Won and thousands of foreign currencies except contract exchange rate information
			Contract amounts			Contract exchange
						rate
Counterparty	Contract date	Maturity date	Pay		Receive	(in Won)
Korea Development Bank	2026.03.11	2026.04.03	~~W~~	11,733	USD 8,000	~~W~~	1,466.57
	2026.03.19	2026.04.03		10,495	USD 7,000		1,499.31

(10)

During the year ended December 31, 2025, the Group acquired financial instruments amounting to KRW 120,000 million from Korea Development Bank, other related party, and disposed of financial instruments amounting to KRW 80,000 million.

(11)

The Group considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel. The Group recorded salaries and other compensations related to the key management personnel as follows:

In millions of won
Type	For the three-month period ended March 31, 2026		For the three-month period ended March 31, 2025
Salaries	~~W~~	217	233
Retirement benefits		17	17

	~~W~~	234	250

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

47.	Statement of Cash Flows

(1)	Significant non-cash transactions for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

In millions of won
Transactions	For the three-month period ended March 31, 2026		For the three-month period ended March 31, 2025
Transfer from construction-in-progress to other assets	~~W~~	2,730,458	1,452,988
Recognition of asset retirement cost and related provision for decommissioning costs		257,931	66,315
Transfer from provision for disposal of used nuclear fuel to accrued expenses		103,408	75,812
Transfer from long-term borrowings to current portion of long-term borrowings		621,816	417,090
Transfer from debt securities to current portion of debt securities		9,100,718	6,875,065
Transfer from inventory to stored nuclear fuel		492,282	358,876
Recognition of right-of-use assets and others		55,770	30,693

(2)	Changes in liabilities incurred from financing activities for each of the three-month periods ended March 31, 2026 and 2025 are as follows:

In millions of won	For the three-month period ended March 31, 2026
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings	~~W~~	21,996,296	(115,815)	—	227,066	22,107,547
Debt securities		107,772,996	(2,500,420)	—	831,024	106,103,600
Lease liabilities		3,150,880	(157,349)	53,156	120,437	3,167,124
Dividends Payable		1,319	—	—	1,052,852	1,054,171
Derivative liabilities (assets), net		(1,870,050)	318,351	—	(1,080,448)	(2,632,147)

	~~W~~	131,051,441	(2,455,233)	53,156	1,150,931	129,800,295

In millions of won	For the three-month period ended March 31, 2025
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings	~~W~~	20,659,381	206,872	—	(29,661)	20,836,592
Debt securities		111,874,019	538,688	—	(14,350)	112,398,357
Lease liabilities		3,699,456	(188,632)	26,324	15,246	3,552,394
Dividends Payable		5,063	—	—	211,047	216,110
Derivative liabilities (assets), net		(2,406,338)	46,860	—	(11,278)	(2,370,756)

	~~W~~	133,831,581	603,788	26,324	171,004	134,632,697

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

48.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026			As of December 31, 2025
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	57,235	425	57,226	417
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		37,081	8,394	37,081	8,394
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	140
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others (Kyungin Construction)		58,271	746	58,271	746
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		35,282	224	35,282	4,749
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		35,016	703	35,016	703
Purchase of cable (PVC, 1C, 2500SQ) 57,868M and others (Goduk-Seoansung)		40,937	654	40,937	654
Purchase of cable (PVC, 1C, 2000SQ) 87,732M and others (Eulwangboonki)		36,446	1,015	36,446	1,015
Purchase of GIS (362kV,6300A,63kA) Type 18 – Wolsung S/Y		33,057	16,045	33,057	16,045
System stabilization ESS equipment (Bubuk S/S) Type 1		221,939	42,137	221,939	42,137
System stabilization ESS equipment (Yeongcheon S/S) Type 1		72,779	16,975	72,779	16,975
System stabilization ESS equipment (Yesan S/S) Type 1		56,174	11,471	56,174	11,471
System stabilization ESS equipment (Hamyang S/S) Type 1		35,764	11,468	35,764	11,468
Purchase of GIS (362kV, 6300A, 63kA) Type 31 – East Seoul S/S		38,520	38,510	38,520	38,520
Purchase of cable (PVC, 1C, 2000SQ) 68,613M and others (Dongducheon-Yangju)		41,249	7,093	40,933	15,651
Purchase of HVDC cable (PE, 2500SQ) 31,551M and others		40,313	22,572	40,323	31,810
Purchase of HVDC cable (PE, 2500SQ) 30,883M and others		40,116	22,042	40,130	31,505
Stationary reactive power compensation device (Phase 3, ±500MVAR) – Shin Jecheon S/S		39,300	39,300	39,300	39,300
Stationary reactive power compensation device (STATCOM, phase 3, ±500MVAR) – East coast #1C/S		37,600	37,600	37,600	37,600
Stationary reactive power compensation device (STATCOM/Phase 3, ±500MVAR) – Shin Gapyeong S/S		40,590	40,590	40,590	40,590
Stationary reactive power compensation device (STATCOM/Phase 3, ±500MVAR) – Shin Namwon S/S		37,100	37,100	37,100	37,100
Steel Pipe Towers (500kV HVDC), 6,105 tons – Donghae–Shingapyeong (Section 2)		32,381	2,375	32,381	11,453
Steel Pipe Towers (500kV HVDC), 6,143 tons – Donghae–Shingapyeong (Section 3)		31,265	6,254	31,184	14,490
Purchase of GIS (362kV, 6300A, 63kA) Type 16 and others -East coast #1C/S		41,000	40,700	41,000	40,700
Purchase of cable (PVC, 1C, 2500SQ) 55,593M and others (Shin Anseong–Dong Yongin)		38,675	—	38,086	10,334
Concrete pole (10M, general purpose, 500KGF) 70,000 ea and five other equipment		31,838	15,908	31,838	18,411
AMIGO, 1P2W, 60(5)A, Electronic, Class 1.0, 220V, 709,616 units – Annual Unit Price (General)		54,544	29,488	40,475	29,546
AMIGO, 3P4W, 120(10)A, Electronic, Class 1.0, 220V, 422,751 units – Annual Unit Price (General)		47,476	9,681	42,252	12,262
Purchase of cable (PVC, 1C, 2000SQ) 74,647M and others (East Seoul#2-Tancheon)		30,471	30,471	30,471	30,471
Purchase of cable (PE,1C,2500SQ) 69,720M and others (Saemangeum-Dongbieung)		30,607	20,679	30,607	20,679

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

48.	Commitments for Expenditure, Continued

(1)	The commitments for acquisition of property, plant and equipment as of March 31, 2026 and December 31, 2025 are as follows, continued:

In millions of won	As of March 31, 2026		As of December 31, 2025
Contracts	Commitment amounts	Remaining liability balances	Commitment amounts	Remaining liability balances
Stationary reactive power compensation device (Phase 3, ±500MVAR) – East coast #2C/S	36,400	36,400	36,400	36,400
Purchase of GIS (800KV,8000A,50KA) Type 7– Dangjin Thermal Power Plant	63,903	63,903	63,903	63,903
765kV Power Transformer 3Bank(15Tank) - Dangjin Thermal Power Plant	61,100	61,100	61,100	61,100
Purchase of cable (PVC, 1C, 2000SQ) 61,641M and others (Shin Gangseoboonki)	52,204	52,204	52,204	52,204
Stationary reactive power compensation device (STATCOM/Phase 3, ±500MVAR) Type2- Shin Okcheon S/S	58,650	58,650	58,650	58,650
XLPE insulated PVC sheathed cable (600V, CV, 1C, 240 sq mm) — 964,800 m (Annual unit price contract)	36,223	31,823	—	—
GIS(362KV 6300A/550KV 2000A,63KA) 22 units — Donghaean #2 Switching Station (C/S)	31,800	31,800	—	—
Construction of Saeul Units (#3,4)	11,718,217	301,025	11,718,217	921,006
Construction of Shin-Hanul Units (#3,4)	12,343,245	9,862,740	12,343,245	10,205,627
Other 63 contracts	2,307,927	1,502,215	2,245,116	1,583,953
Purchase of equipment for the construction project of Boryeong indoor coal storage yard	372,129	125,215	371,978	134,735
Purchase of main machine for Boryeong New Complex Unit 1	282,661	26,259	282,623	29,970
Boryeong New Complex Unit 1 Construction Project	231,101	85,445	221,475	93,617
Haman Combined Power Block Conditional Purchase Agreement	586,983	512,524	586,983	514,447
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant	123,989	9,820	123,989	9,820
Construction of Gimpo combined heat & power plant	—	—	223,697	7,184
Purchase of gas turbines, steam turbines, and accessories for Gumi natural gas power plant	198,883	7,392	198,029	18,973
Purchase of heat recovery boiler and accessories for Gumi natural gas power plant	65,951	9,331	65,918	9,336
Construction of Gumi natural gas power plant	324,577	16,926	301,684	24,569
Construction of Gongju natural gas power plant	229,547	93,309	224,392	120,972
Purchase of natural gas main machine and accessories at Gongju natural gas power plant	310,322	64,693	310,322	257,822
Purchase of main equipment and ancillary facilities for the Yeosu Natural Gas Power Plant	288,250	232,221	288,250	232,221
Purchase of gas turbines and accessories for Asan combined heat & power plant	123,000	99,625	123,000	123,000
Construction of Yeosu Natural Gas Power Plant	231,659	231,659	—	—
Purchase of coal handling machine for construction of Samcheok Units (#1,2)	327,569	968	327,569	2,110
Purchase of main equipment for Shin-Sejong combined thermal power plant	234,392	531	234,392	2,862
Hadong Thermal Power Plant Indoor Coal Storage Yard Residual Project Purchase	61,962	41,452	61,859	49,504
Purchase of Samcheok hydrogen compound co-firing facility infrastructure	128,820	49,108	128,820	64,989
Construction of Andong Combined Unit 2 Power Plant	185,935	115,422	185,647	132,297
Purchase of main equipment for Andong Combined Unit 2	279,771	64,317	279,771	125,852
Service of designing Hadong Combined Unit 1	30,179	24,878	32,289	26,988
Purchase of Goyang Changneung gas turbine	120,945	120,945	—	—
Purchase of Hadong gas turbine	241,890	241,890	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

48.	Commitments for Expenditure, Continued

(2)	As of March 31, 2026, details of contracts for inventory purchase commitment are as follows:

Type	Periods	Contracted quantity
Concentrate	2026 ~ 2036	24,578 Ton U3O8
Conversion	2026 ~ 2034	20,703 Ton U
Enrichment	2026 ~ 2040	29,880 Ton SWU

In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Group, is 1,370 Ton U (contract periods: 2024 ~ 2033).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations and arbitrations related with contingent liabilities and contingent assets as of March 31, 2026 and December 31, 2025 are as follows:

In millions of won	As of March 31, 2026			As of December 31, 2025
	Number of cases	Amount		Number of cases	Amount
As the defendant	710	~~W~~	818,612	706	~~W~~	799,646
As the plaintiff	252		527,068	244		531,459

As of March 31, 2026, the Group is involved in six litigation matters and two arbitration proceedings.

1)	The Group is the defendant against a number of litigations. The following is ongoing litigation pertaining to the Group which can potentially be significant:

As of March 31, 2026, the Group is a defendant in wage-related lawsuits with an aggregate claim amount of ~~W~~100,049 million pending in courts. While the ultimate outcomes of these lawsuits are not currently predictable, the Group’s management believes that the results of such proceedings will not have a material adverse effect on the Group’s results of operations or financial position.

2)	There are 13 arbitration cases pertaining to the Group as of March 31, 2026 and the significant arbitration cases are as follows:

①

The Group is currently engaged in arbitration proceedings at the KCAB against S-Energy Co., Ltd. to confirm the latter’s obligation to pay compensation for the shortfall in guaranteed power output of certain solar power facilities. As of March 31, 2026, the Group cannot reasonably estimate the probability or the amount of any potential inflow of economic benefits arising from the outcome of this arbitration.

②

During the year ended December 2025, Hyosung Heavy Industries Co., Ltd. filed an arbitration request with the Korean Commercial Arbitration Board (KCAB) against the Group in connection with the 200MW Voltage Source Converter (VSC) HVDC technology development agreement and the related acquisition costs. As of March 31, 2026, the Group is unable to reasonably estimate the amount or timing of any potential resource outflows that may result from the final outcome of this arbitration.

③

During the three-month period ended March 31, 2026, Mexica Sol Holdings 1 B.V. and Mexica Sol Holdings 2 B.V. filed a lawsuit against the Group in a New York State court in connection with the Mexico solar power project, alleging non-performance of the equity acquisition agreement. As of March 31, 2026, the Group is unable to reasonably estimate the amount or timing of any potential resource outflows that may result from this litigation.

④

The Group is currently subject to an adjudication proceeding before the Electricity Commission of the Ministry of Climate, Energy and Environment, in connection with an application seeking confirmation of the obligation to pay the installation costs of the Stationary reactive power compensation device (STATCOM) for Saeul Units 3 and 4 (formerly Shin-Kori Units 5 and 6) and Hanbit Units 1 and 2. As of March 31, 2026, the Group cannot reasonably estimate the likelihood of an outflow of economic benefits that may arise from the outcome of this adjudication.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of March 31, 2026 are as follows:

1)

The Group has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of March 31, 2026.

2)

The Group has outstanding borrowings with a limit of USD 264,800 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. In relation to this financial agreement, the Group is providing its entire shares in Mira Power Limited and business-related PP&E as collateral to the lenders.

3)

The Group has provided USD 6,015 thousand for a debt guarantee to Export-Import Bank of Korea, BNP Paribas and ING Bank, to guarantee the payment of debt related to hydroelectric power business of Tanggamus, Indonesia.

4)	The Group has provided USD 4,253 thousand for a debt guarantee to PT. Bank KB Bukopin, to guarantee the payment of debt related to hydroelectric power business of Wampu, Indonesia.

5)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a performance guarantee regarding weatherization in relation with tax investors up to USD 3,000 thousand for the power plant construction for Concho Valley solar power project in the United States.

6)

The Group has provided EUR 7,031 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

7)	The Group has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

8)

The Group has provided Nonghyup Bank a debt guarantee up to USD 3,795 thousand to guarantee Debt Service Reserve Account (DSRA) for Mizuho bank, related to the Cirebon power plant business of PT. Cirebon Electric Power in Indonesia.

9)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,599,935 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

10)

The Group has provided USD 30,000 thousand for a performance guarantee to Morgan Stanley Capital Group Inc., to guarantee the electricity purchase contract in relation to photovoltaic power generation project in USA.

11)	The Group has provided Morgan Stanley Renewables Inc. a guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

12)	The Group has provided Hana Bank a debt guarantee up to USD 40,000 thousand to guarantee Equity Bridge Loan for Concho Valley solar business in the United States.

13)	The Group has provided Van Phong Power Company, Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

14)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a guarantee for up to USD 62,800 thousand for the fulfillment of subscription obligation regarding Concho Valley solar power project in the United States.

15)	The Group has provided a performance guarantee of USD 4,413 thousand to Mondelez Global, LLC, as a guarantee for the U.S. Lucy solar power project undertaken by Concho County Solar 1, LLC.

16)

The Group has provided a performance guarantee of USD 10,625 thousand to Deutsche Bank Trust Company Americas, as a guarantee for the U.S. Lucy solar power project undertaken by Concho County Solar 1, LLC.

17)

The Group has provided a performance guarantee of OMR 2,750 thousand to Oman Power and Water Procurement Company SAOC, in connection with the Oman Ibri 3 Solar Project conducted by a consortium consisting of MASDAR, KOMIPO, AL KHADRA, and OQAE.

18)

The Group has provided an equity commitment guarantee of USD 17,515 thousand to Natixis in connection with the Oman Ibri 3 Solar Project, which is being developed by its subsidiary, KOMIPO Middle East Energy L.L.C. FZ.

19)

The Group has provided a performance guarantee of OMR 667 thousand to Oman Power and Water Procurement Company SAOC, in connection with the bid bond for the Oman Al Kamil Solar Project conducted by a consortium consisting of Abu Dhabi Future Energy Company PJSC (Masdar), KOMIPO, and Al Khadra.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

49.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions and others as of March 31, 2026 are as follows:

In millions of won and thousands of foreign currencies

Commitments	Financial institutions	Currency	Credit limit
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,780,500
Limit amount available for CP	Hana Bank and others	KRW	8,980,000
General Loan, etc.	Nonghyup Bank and others	KRW	2,600,000
Limit amount available for card	Nonghyup Card and others	KRW	48,458
Loan limit	Korea Development Bank and others	KRW	3,071,095
	DBS Bank and others	USD	1,540,000
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700
Certification of payment on L/C	Shinhan Bank and others	USD	1,403,260
	Kookmin Bank and others	EUR	8,431
	Shinhan Bank	JPY	116,773
Certification of Performance guarantee on contract	Hana Bank and others	KRW	172,004
	First Abu Dhabi Bank and others	USD	1,849,729
	SMTB	JPY	6,500,000
	Hana Bank and others	EUR	371,358
	Hana Bank	INR	27,117
	Hana Bank	OMR	11,287
	First Abu Dhabi Bank	AED	52,500
	Saudi National Bank and others	SAR	124,151
Certification of bidding	Korea Software Financial Cooperative and others	KRW	489,033
	Hana Bank and others	USD	35,200
	Hana Bank	OMR	3,750
	Commercial Bank of Kuwait	KWD	3,000
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	110,226
	Saudi National Bank and others	USD	711,697
	Saudi National Bank and others	SAR	213,593
	Shinhan Bank and others	MXN	23,809
Others (*)	Nonghyup Bank and others	KRW	662,187
	Nonghyup Bank and others	USD	1,055,288
	Shinhan Bank	QAR	155,231
	Standard Chartered	AED	50
	MayBank	MYR	30,889
Secured loan of credit sales	Nonghyup Bank and others	KRW	284,500
Inclusive credit	Hana Bank and others	KRW	28,000
	Hana Bank and others	USD	35,000
Equity Bridge Loan Guarantee	First Abu Dhabi Bank and others	USD	1,041,248
Trade finance	DBS Bank and others	USD	600,000

(*)	As of March 31, 2026, the Group has entered into a credit extension agreement for derivatives transactions with Nonghyup Bank, Hana Bank and Woori Bank as ancillary to currency swap transactions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of March 31, 2026, promissory notes and assets provided as collaterals or pledges to financial institutions by the Group are as follows:

In millions of won and thousands of foreign currencies

Obligor	Creditor	Assets provided as security (*2)	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and Equipment and others	USD	264,800	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	132,000	Collateral for borrowings (*1)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	251,600	Collateral for borrowings (*1)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	230,716	Collateral for borrowings
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings (*1)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	244,500	Collateral for borrowings (*1)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	USD	32,667	Collateral for borrowings (*1)
KST Electric Power Company, S.A.P.I. de C.V.	Export–Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	287,081	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	230,800	Collateral for borrowings (*1)
K-SOLAR SHINAN Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	274,780	Collateral for borrowings (*1)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	744,120	Collateral for borrowings
Jeju Hanlim Offshore Wind Co., Ltd.	Kookmin Bank and others	Property, plant and equipment and others	KRW	38,894	Collateral for borrowings
Western Power Changgi Solar Co., Ltd.	Samsung Life Insurance and others	Property, plant and equipment and others	KRW	45,000	Collateral for borrowings (*1)
Yeongdeok Sunrise Wind Power Co., Ltd.	Korea Development Bank and others	Property, plant and equipment and others	KRW	96,240	Collateral for borrowings (*1)
Chitose Solar Power Plant LLC	SMTB	Cash and cash equivalents and others	JPY	454,835	Collateral for borrowings
Mangilao Intermediate Holdings LLC	Mizuho Bank and others	Trade receivable and others	USD	83,147	Collateral for borrowings (*1)

(*1)	This is based on the amount of loan commitment limit.
(*2)	As of March 31, 2026, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, factory foundation mortgages, deposit pledges, etc.

The Group has ~~W~~1,197 million of project loans from the Korea Energy Agency as of March 31, 2026. The Group has provided a promissory note as a repayment guarantee.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

49.	Contingencies and Commitments, Continued

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~54,806 million as of March 31, 2026, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~99 million and depreciation on the idle assets of ~~W~~901 million are recorded in other expenses for the three-month period ended March 31, 2026. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of March 31, 2026.

(6)

As the government of the Republic of Korea announced the suspension of operation in Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in Gaeseong Industrial District as of March 31, 2026. Accordingly, the book value of the facility, amounting to ~~W~~11,778 million, was recognized as an impairment loss, and trade receivables related to companies residing in the Gaeseong Industrial District were fully written off. As of March 31, 2026, the Group cannot make reasonable estimation on whether assets will be recovered or utilized in regular way related thereto.

(7)	As of March 31, 2026, the Group owns land at 6171-1 Nuri-ri, Yeongi-myeon, Sejong Special Self-Governing City as PP&E with limited ownership, and its book value is ~~W~~64,371 million.

(8)

The Korea Institute of Energy Technology(KENTECH) was established in April, 2020, in accordance with the “Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Group, government, and local government may contribute to the fund. The Group will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation by year.

(9)

The ongoing armed conflict in Ukraine started in February 2022 and relevant sanctions against Russia imposed by the international community can impact not only sanctioned entities but also the entities doing business directly or indirectly with Ukraine or Russia and the entities exposed directly or indirectly to industries or economy of Russia or Ukraine. The Group cannot make reasonable estimation of the financial impact of the recent conflict in Ukraine on the future events.

(10)

The Group believes that a potential obligation related to mutual cooperation contributions exists in connection with nuclear power plants whose design life is approaching expiration. The amount and terms of such mutual cooperation contributions have not been agreed upon, and accordingly, the likelihood of an outflow of economic benefits resulting from the settlement of such obligation cannot be reasonably estimated, as of March 31, 2026.

(11)

An armed conflict that began in the Middle East in February 2026 has led to increased geopolitical and economic uncertainty. These developments may affect entities with direct or indirect operations in the affected region, or those exposed to the economies of the countries involved. The Group is unable to reasonably estimate the potential financial impact that the evolving situation in the Middle East may have on its financial position or results of operations.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

50.	Subsequent Events

(1)	Subsequent to March 31, 2026, KEPCO borrowed long-term borrowings for the purposes of operation and details related thereto are as follows:

In millions of won
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	Local long-term borrowings (Mid- to long-term CP (*))	2026.04.01	2029.03.30	3M CD+0.40	~~W~~200,000
Korea Electric Power Corporation	Local long-term borrowings (Mid- to long-term CP (*))	2026.04.22	2029.04.20	3M CD+0.38	200,000
Korea Electric Power Corporation	Local long-term borrowings (Mid- to long-term CP (*))	2026.05.13	2029.05.11	3M CD+0.37	200,000

(*)	The maturity of mid- to long-term CPs corresponds to contract period of commercial paper repurchase agreements.
(2)

Subsequent to March 31, 2026, KEPCO and its subsidiaries, Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd. and Korea Southern Power Co., Ltd., issued bonds denominated in Korean won for the purpose of operation funds and repayment of borrowings. Details thereto are as follows:

In millions of won and thousands of foreign currencies
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	#1559 Corporate bond	2026.04.02	2028.03.31	3.70	~~W~~130,000
	#1560 Corporate bond	2026.04.02	2029.04.02	3.80	120,000
	#1561 Corporate bond	2026.04.02	2031.04.02	3.91	70,000
	#1562 Corporate bond	2026.04.07	2028.04.07	3.65	150,000
	#1563 Corporate bond	2026.04.07	2029.04.06	3.81	180,000
	#1564 Corporate bond	2026.04.07	2031.04.07	3.87	70,000
	#1565 Corporate bond	2026.04.15	2028.04.14	3.51	150,000
	#1566 Corporate bond	2026.04.15	2029.04.13	3.70	220,000
	#1567 Corporate bond	2026.04.15	2031.04.15	3.82	30,000
	#1568 Corporate bond	2026.04.21	2028.04.21	3.52	150,000
	#1569 Corporate bond	2026.04.21	2029.04.20	3.70	160,000
	#1570 Corporate bond	2026.04.21	2031.04.21	3.86	100,000
	#1571 Corporate bond	2026.04.28	2028.04.28	3.65	140,000
	#1572 Corporate bond	2026.04.28	2029.04.27	3.84	140,000
	#1573 Corporate bond	2026.04.28	2031.04.28	3.98	90,000
	#1574 Corporate bond	2026.05.07	2028.05.04	3.70	100,000
	#1575 Corporate bond	2026.05.07	2029.05.04	3.86	230,000
	#1576 Corporate bond	2026.05.07	2031.05.07	4.02	80,000
	#1577 Corporate bond	2026.05.12	2028.05.12	3.77	80,000
	#1578 Corporate bond	2026.05.12	2029.05.11	3.95	210,000
	#1579 Corporate bond	2026.05.12	2031.05.12	4.10	50,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

50.	Subsequent Events, Continued

(2)

Subsequent to March 31, 2026, KEPCO and its subsidiaries, Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd. and Korea Southern Power Co., Ltd., issued bonds denominated in Korean won and USD for the purpose of operation funding and details related thereto are as follows, continued:

In millions of won and thousands of foreign currencies
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea South-East Power Co., Ltd	#71-1 Corporate bond	2026.04.08	2029.04.06	4.00	~~W~~190,000
	#71-2 Corporate bond	2026.04.08	2031.04.08	4.11	100,000
Korea Midland Power Co., Ltd.	#76-1 Corporate bond	2026.04.28	2027.04.28	3.28	200,000
	#76-2 Corporate bond	2026.04.28	2029.04.28	3.98	60,000
Korea Western Power Co., Ltd.	#77-1 Corporate bond	2026.04.16	2029.04.16	3.88	190,000
	#77-2 Corporate bond	2026.04.16	2031.04.16	4.01	50,000
Korea Southern Power Co., Ltd.	#84-1 Corporate bond	2026.04.09	2028.04.07	3.67	180,000
	#84-2 Corporate bond	2026.04.09	2029.04.09	3.84	100,000
	#84-3 Corporate bond	2026.04.09	2031.04.09	3.94	30,000

(3)

On May 10, 2026, a fire occurred at the Steam Turbine (ST) side of Unit #4 of the Busan Bitdream Headquarters operated by Korea Southern Power Co., Ltd., a subsidiary of the Company. The extent of damages cannot be reasonably estimated at this time, and depending on the outcome of the subsequent loss adjustment, this event may have an impact on the Group’s financial position and operating results.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

March 31, 2026 and 2025 (unaudited)

51.	Adjusted Operating Profit (Loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income or loss prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income or loss prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s consolidated statements of comprehensive income or loss prepared in accordance with KIFRS for each of the three-month periods ended March 31, 2026 and 2025 to the operating profit or loss as presented in the Group’s consolidated statements of comprehensive income or loss prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	March 31, 2026		March 31, 2025
Operating profit on the consolidated statements of comprehensive income	~~W~~	3,784,169	3,753,607
Add
Other income
Reversal of other provisions		2,231	3,113
Reversal of other allowance for bad debt		25,569	6,500
Gains on government grants		62	47
Gains on assets contributed		2,823	181
Gains on liabilities exempted		52	280
Compensation and reparations revenue		25,643	20,207
Revenue from foundation fund		11	154
Rental income		52,855	52,849
Others		47,389	9,476
Other gains
Gains on disposal of property, plant and equipment		1,701	5,363
Reversal of impairment losses on property, plant and equipment		1	—
Gains on foreign currency translation		40,783	4,162
Gains on foreign currency transactions		20,086	44,613
Gains on insurance proceeds		800	—
Others		99,987	172,464
Deduct
Other expenses
Compensation and indemnification expense		—	(1)
Accretion expenses of other provisions		(47)	(440)
Depreciation expenses on investment properties		(256)	(195)
Depreciation expenses on idle assets		(901)	(904)
Other bad debt expense		—	(2)
Donations		(73,072)	(12,111)
Others		(3,764)	(6,225)
Other losses
Losses on disposal of property, plant and equipment		(19,949)	(37,158)
Losses on disposal of intangible assets		—	(13)
Losses on impairment of property, plant and equipment		(825)	—
Losses on impairment of intangible assets		(1,115)	—
Losses on foreign currency translation		(26,924)	(10,082)
Losses on foreign currency transactions		(40,662)	(19,688)
Others		(62,179)	(61,089)

Adjusted operating profit	~~W~~	3,874,468	3,925,108